Exhibit 1

Execution Copy

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

AZUR PHARMA LIMITED,

JAGUAR MERGER SUB INC.,

JAZZ PHARMACEUTICALS, INC.

AND

SEAMUS MULLIGAN AS INDEMNITORS’ REPRESENTATIVE

DATED AS OF SEPTEMBER 19, 2011

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(CONTINUED)

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(CONTINUED)

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(CONTINUED)

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AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”), dated as of September 19, 2011, is by and among AZUR PHARMA LIMITED, a limited company formed under the laws of Ireland (registered number 399192) whose registered address is 1 Stokes Place, St. Stephen’s Green, Dublin 2, Ireland (“Azur”), JAGUAR MERGER SUB INC., a Delaware corporation and wholly owned subsidiary of Azur (“Merger Sub”), JAZZ PHARMACEUTICALS, INC., a Delaware corporation (“Jazz”) and SEAMUS MULLIGAN, solely in his capacity as the representative for the Indemnitors (as defined below) as further provided herein (the “Indemnitors’ Representative”). Each and any one of Azur, Merger Sub and Jazz, individually shall be referred to herein as a “Party” and, together the “Parties”.

WHEREAS, Jazz and Azur desire to combine the businesses of Jazz with the business of Azur, upon the terms and subject to the conditions set forth in this Agreement, through (a) effectuation by Azur prior to the Closing (as defined below) of the restructuring described in Schedule 1, through the Agreed Forms of documents attached to this Agreement or to Schedule 1 (the “Reorganization”), and (b) the merger of Merger Sub with and into Jazz, with Jazz as the surviving corporation in the Merger as a wholly owned subsidiary of Azur (the “Merger”) (the steps outlined in clauses (a) and (b), including the Reorganization and the Merger, and the other transactions contemplated by this Agreement, being collectively referred to as the “Transactions”) in connection with which Azur will change its name to Jazz Pharmaceuticals plc, which will be a NASDAQ listed company;

WHEREAS, as a result of the Merger, at the Effective Time, the Jazz Common Stock will be converted into Azur Ordinary Shares as more fully described in this Agreement;

WHEREAS, (a) the board of directors of Azur has determined that the Transactions and this Agreement are advisable, fair to and in the best interests of Azur’s shareholders and has approved and adopted this Agreement and the Reorganization described herein, (b) the board of directors of Merger Sub has determined that the Merger and this Agreement are advisable, fair to and in the best interests of its stockholders and has approved and adopted this Agreement and the Merger described herein, (c) the board of directors of Jazz has determined that the Transactions and this Agreement are advisable, fair to and in the best interests of its stockholders and has approved and adopted this Agreement and the Merger, and (d) concurrently with the execution of this Agreement, Azur, as the sole stockholder of Merger Sub, has approved and adopted this Agreement and the Merger; and

WHEREAS, in order to induce the Parties to enter into this Agreement and to consummate the Transactions, in connection with the execution of this Agreement: (a) certain employees of Azur listed on Schedule 2 (the “Specified Employees”) have entered into employment agreements with Azur (or one of its Subsidiaries) and Jazz to be effective as of Closing (the “Employment Agreements”), (b) certain Azur Securityholders listed on Schedule 3 (the “Specified Securityholders”) have entered into Nonsolicitation and Noncompetition Agreements to be effective as of the Closing (the “Noncompetition Agreements”), (c) certain stockholders of Jazz have entered into Voting Agreements with Jazz and Azur (collectively the “Jazz Voting Agreements”), (d) certain shareholders of Azur have entered into a Deed of Covenant with Azur and Jazz (the “Azur Support Agreement”) and have agreed to deposit an aggregate number of Azur Ordinary Shares equal to 10% of the Azur Ordinary Shares outstanding as of immediately prior to the Closing (after giving effect to the Reorganization) into an escrow account (the “Escrow Account”) to be held by Deutsche Bank National Trust Company (the “Escrow Agent”) as security for the Indemnitors’ indemnification obligations for Losses under Articles IX pursuant to the terms of the Escrow Agreement to be executed prior to the Closing substantially in the Agreed Form attached hereto as Exhibit A (the “Escrow Agreement”), and (e) Azur will be entering into a Registration Rights Agreement with certain of the Azur Securityholders substantially in the Agreed Form attached hereto as Exhibit B (the

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“Registration Rights Agreement” and the Azur Securityholders to be parties thereto as indicated on Exhibit A to the Registration Rights Agreement, the “Azur Rights Parties”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1        Definitions.

     (a)         As used in this Agreement the following terms and derivations thereof shall have the meanings specified in this Section 1.1:

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under Common Control with, such first Person.

“Agreed Form” shall mean an agreement or other document in the form attached to this Agreement or, if no form is attached, in such form as is reasonably satisfactory to the Parties, unless otherwise provided in this Agreement.

“Approved Product” shall mean any and all pharmaceutical products that have received regulatory approval and vitamin products that are offered for commercial sale by the Azur Group Entities in any jurisdiction in the world as of the date of this Agreement, including in particular, Prialt®, Elestrin®, FazaClo®, Niravam®, Parcopa®, Urelle®, Gesticare®, Natelle®, AVC™ Cream and Gastrocrom®.

“Azur Financial Advisor” means Lazard Middle Market LLC.

“Azur Group Entity” shall mean each of Azur and each of its Subsidiaries.

“Azur IP Contracts” shall mean all Contracts in effect as of the date of this Agreement under which any third party has licensed, granted, assigned or conveyed to any Azur Group Entity any right, title or interest in or to any Material Azur IP Rights (other than “shrink wrap,” “click through” or similar license agreements accompanying widely available computer software that have not been modified or customized for Azur).

“Azur IP Rights” shall mean all IP Rights solely owned or co-owned by any of the Azur Group Entities and all IP Rights which are licensed to any of the Azur Group Entities (other than implied (and not express) licenses and other than licenses accompanying widely available computer software that have not been modified or customized for Azur).

“Azur Material Adverse Effect” shall mean any change, event, circumstance or occurrence (“Effect”) that (considered with all other Effects) has or would reasonably be expected to have a material adverse effect on: (a) the business, financial condition, operations or results of operations of the Azur Group Entities, taken as a whole; provided, however, that in determining whether there has been an Azur Material Adverse Effect or whether an Azur Material Adverse Effect would reasonably be expected to occur, any Effect attributable to, arising out of or resulting from any of the following shall be disregarded: (i) general economic, business, industry or credit, financial or capital market conditions (whether in the United States, Ireland or internationally), including, conditions affecting generally the industries served

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by the Azur Group Entities, (ii) the taking of any action required by this Agreement or any Related Agreement other than those required by clauses “(x)” or “(y)” of Section 5.4(a), (iii) the breach of this Agreement or any Related Agreement by Jazz, (iv) pandemics, earthquakes, tornados, hurricanes, floods and acts of God, (v) acts of war (whether declared or not declared), sabotage, terrorism, military actions or the escalation thereof, or (vi) any implementation or adoption by a Governmental Authority of, or changes or prospective changes in, applicable Laws or accounting rules, including any of the foregoing relating to healthcare or reimbursement for healthcare costs and including IFRS or U.S. GAAP or interpretations thereof, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory or political conditions, except in the case of each of the foregoing “(i),” “(iv),” “(v)” and “(vi)” to the extent that the same has had or would reasonably be expected to have a disproportionate effect on the Azur Group Entities, taken as a whole, as compared to other companies in the Azur Group Entities’ industry; and provided, further, however, that any Effect attributable to, arising out of or resulting solely from Urelle® or Gastrocrom® shall not, in and of itself, constitute an Azur Material Adverse Effect, but shall not be disregarded in determining whether there has been an Azur Material Adverse Effect in combination with other Effects; (b) Azur’s right to own, or to receive dividends or other distributions with respect to, the stock of Jazz; or (c) the ability of an Azur Group Entity to perform any of its material covenants or material obligations required to be performed at or prior to the Effective Time under this Agreement or any Related Agreement or to consummate the transactions contemplated hereby and thereby to be consummated prior to Closing.

“Azur Options” shall mean options to purchase Azur Ordinary Shares under the Share Option Plan or otherwise.

“Azur Securityholders” shall mean any and all holders of Azur Ordinary Shares, Azur Options and any other security of Azur. For purposes hereof, a Person shall be considered an Azur Securityholder by virtue of such Person’s ownership of Azur Ordinary Shares only if such Person is the registered owner of such Azur Ordinary Shares.

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which banking institutions in Ireland or the State of New York are authorized or required by law or other action of a Governmental Authority to close.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and any successor thereto.

“Companies Acts” shall mean the Irish Companies Acts 1963 to 2009.

“Contamination” or “Contaminated” shall mean the presence of Hazardous Substances in, on or under the soil, groundwater, surface water or other environmental media to an extent that any Response Action is legally required by any Governmental Authority under any Environmental Law with respect to such presence of Hazardous Substances.

“Contract” shall mean any legally binding written, oral or other agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, warranty, insurance policy, benefit plan, commitment or undertaking of any nature.

“Control” (including, with correlative meanings, “Controlled by” and “under Common Control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of management or policies of a Person, whether through ownership of securities, by contract or otherwise.

“Copyrights” shall mean all copyrights and copyrightable works (including without limitation databases and other compilations of information, mask works and semiconductor chip rights), including all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral

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rights and rights of ownership of copyrightable works and all registrations and rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright.

“Current Azur Business” shall mean the business of the Azur Group Entities, as it is being conducted as of the date of this Agreement, of marketing, promoting, selling, researching and developing the Approved Products and the Product Candidates.

“De Minimis Damages” shall mean any Losses that are incurred, paid, sustained or suffered by any of the Indemnitees or to which any of the Indemnitees may otherwise become subject (regardless of whether or not such Losses relate to any third party claim) of the nature contemplated by Section 9.2(a) that arise from or as a result of, or by reason any claim (together with any other claims arising from the same or similar facts, events or circumstances) that are less than $25,000.

“DGCL” shall mean the Delaware General Corporation Law.

“Employee” shall mean any current or former employee, including officers, of any Azur Group Entity.

“Environment” shall mean any ambient, workplace or indoor air, surface water, drinking water, groundwater, land surface, subsurface strata, sediment, plant or animal life, natural resources, workplace, and real property and the physical buildings, structures, improvements and fixtures thereon, including sewer, septic and waste treatment, storage or disposal systems.

“Environmental Laws” shall mean any Law pertaining to: (a) the protection of the Environment (including pollution, contamination, cleanup, preservation, protection, remediation or reclamation of the Environment) and any applicable orders, judgments, decrees, Permits, licenses or other authorizations or mandates under such Laws; (b) human health or safety or the exposure of employees and other persons to any Hazardous Substance; (c) any release or threatened release, including investigation, study, assessment, testing, monitoring, containment, removal, remediation, cleanup or abatement of such release or threatened release; (d) the management, manufacture, generation, formulation, processing, labeling, distribution, introduction into commerce, registration, use, treatment, handling, storage, disposal, transportation, re-use, recycling or reclamation of any Hazardous Substance; or (e) the physical structure or condition of a building, facility, fixture or other structure as related to environmental or health and safety impacts.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Good Manufacturing Practices” shall mean current good manufacturing practices, as set forth in 21 C.F.R. Parts 111, 210 and 211.

“Governing Documents” means with respect to any Person: (a) if a corporation (including any Irish public or private limited liability company), the memorandum and articles of association, articles or certificate of incorporation and the bylaws or similar documents; (b) if a general partnership or limited liability partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the certificate of formation and limited liability company agreement; (e) if another type of Person, any charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) all equityholders’ agreements, voting agreements, voting trust agreements or other similar agreements or documents relating to the organization, management or operation of such entity; and (g) any amendment or supplement to any of the foregoing.

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“Governmental Authority” shall mean any international, federal, state, local, municipal, foreign or other governmental or quasi-governmental authority or self-regulatory organization of any nature of competent authority (including any agency, branch, department, board, commission, court, tribunal, arbitral body or other entity exercising governmental or quasi-governmental powers) or exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, enforcement, regulatory or taxing authority or power.

“Governmental Order” shall mean any order, writ, decision, judgment, injunction, decree, settlement, stipulation, determination or award issued or entered by or with any Governmental Authority.

“Hazardous Substance” shall mean petroleum, contaminant, chemical, any petroleum-based product and any hazardous, toxic or radioactive substance, material or waste, asbestos or asbestos-containing material, polychlorinated biphenyls, or industrial, solid, toxic, radioactive, infectious, disease-causing or hazardous substance, including all substances, materials, wastes or agents which are identified, regulated, the subject of liability or requirements for remediation under, or otherwise subject to, any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” shall mean International Financial Reporting Standards promulgated by the International Accounting Standards Board (which includes standards and interpretations approved by the International Accounting Standards Board and International Accounting Standards issued under previous constitutions), together with its pronouncements thereon from time to time, as adopted by the European Union, and applied on a basis consistent with Azur’s historic accounting principles and practices.

“Indebtedness” shall mean with respect to any Person, any obligations of such Person: (a) for borrowed money; (b) evidenced by notes, bonds, debentures or similar instruments; (c) for the deferred purchase price of goods or services (other than payables or accruals incurred in the ordinary course of business and consistent with past practices); (d) under capital leases; or (e) in the nature of guarantees of the obligations described in clauses (a) through (d) above of any other Person.

“Independent Contractor” shall mean (solely where used in upper case) a natural person providing services to an Azur Group Entity, either in his or her individual capacity or through an entity Controlled by such individual.

“IP Rights” shall mean any and all of the following in any country or region: (a) Copyrights, Patent Rights, Trademark Rights, domain name registrations, moral rights, trade secrets, and other intellectual property rights; and (b) the right (whether at law, in equity, by contract or otherwise) to enjoy or otherwise exploit any of the foregoing, including the rights to sue for and remedies against past, present and future infringements of any or all of the foregoing, and rights of priority and protection of interests therein under the laws of any jurisdiction worldwide.

“Ireland” shall mean the island of Ireland, excluding the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone.

“Irish Pensions Board” shall mean the Pensions Board, as established under the Pensions Act 1990, having its normal place of business at Verschoyle House, 28-30 Lower Mount Street, Dublin 2.

“Irish Pensions Ombudsman” shall mean the Pensions Ombudsman, as established under the Pensions Act 1990, having its normal place of business at 36 Upper Mount Street, Dublin 2.

“Jazz Common Stock” shall mean the common stock, par value $0.0001 per share, of Jazz.

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“Jazz Financial Advisor” shall mean J.P. Morgan Securities LLC.

“Jazz Group Entities” shall mean Jazz and each of its Subsidiaries.

“Jazz Material Adverse Effect” means any Effect (as defined in the definition of Azur Material Adverse Effect) that (considered with all other Effects) has or would reasonably be expected to have a material adverse effect on: (a) the business, financial condition, operations or results of operations of Jazz and its Subsidiaries, taken as a whole, provided, that in determining whether there has been a Jazz Material Adverse Effect or whether a Jazz Material Adverse Effect would reasonably be expected to occur any Effect attributable to, arising out of or resulting from the following, shall be disregarded: (i) general economic, business, industry or credit, financial or capital market conditions (whether in the United States or internationally), including, conditions affecting generally the industries served by Jazz and its Subsidiaries, (ii) the taking of any action required by this Agreement or any Related Agreement, (iii) the breach of this Agreement or any Related Agreement by Azur, (iv) pandemics, earthquakes, tornados, hurricanes, floods and acts of God, (v) acts of war (whether declared or not declared), sabotage, terrorism, military actions or the escalation thereof, (vi) any implementation or adoption by a Governmental Authority of or changes or prospective changes in, applicable Laws or accounting rules, including any of the foregoing relating to healthcare or reimbursement for healthcare costs and including U.S. GAAP or interpretations thereof, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory or political conditions, or (vii) any change in the market price or trading volume of Jazz Common Stock in and of itself or any failure, in and of itself, by Jazz to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (provided, that the underlying causes of such change or failure may be considered in determining whether a Jazz Material Adverse Effect has occurred), except in the case of each of the foregoing clauses “(i),” “(iv),” “(v)” and “(vi)” to the extent that the same has had or would reasonably be expected to have a disproportionate effect on Jazz and its Subsidiaries, taken as a whole, as compared to other companies in Jazz’s industry; or (b) the ability of Jazz and its Subsidiaries to perform their material covenants or material obligations under this Agreement or any Related Agreement or to consummate the transactions contemplated hereby and thereby.

“Jazz Products” shall mean Xyrem®.

“Jazz Stock Award” shall mean any stock awards of Jazz under the Jazz Equity Plans other than Jazz Options (whether subject to service-based or performance-based vesting).

“Jazz Stockholder Approval” shall mean the adoption of the Merger Agreement by the stockholders of Jazz by the Required Jazz Vote.

“Knowledge” shall mean (a) in the case of Jazz, the actual knowledge of Jazz’s directors and executive officers and the knowledge such persons would reasonably be expected to obtain in the course of performing the responsibilities associated with their position with Jazz in a prudent manner and (b) in the case of the Azur Group Entities, the actual knowledge of Azur’s directors, Chief Executive Officer, Chief Financial Officer, President-US Operations, Senior Vice President-Technical Operations and General Manager-US Operations and the knowledge such persons would reasonably be expected to obtain in the course of performing the responsibilities associated with their position with Azur in a prudent manner.

“Law” shall mean any international, federal, state, local, municipal, foreign or other statute, law, ordinance, order, ruling, writ, injunction, judgment, award, decree, rule or regulation or other requirement issued by a Governmental Authority, including, but not limited to, the Federal Food, Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.), the Controlled Substances Act (21 U.S.C. §§ 801 et seq.), the federal

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health care program anti-kickback law (42 U.S.C. § 1320a-7b(b)), the anti-inducement law (42 U.S.C. § 1320a-7a(a)(5)), the civil Federal False Claims Act (31 U.S.C. §§ 3729 et seq.), the criminal false claims law (42 U.S.C. § 1320a-7b(a)), the Stark anti-referral law (42 U.S.C. § 1395nn), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.), the exclusion laws (42 U.S.C. § 1320a-7), Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), and the Veterans Health Care Act of 1992 (38 U.S.C. § 8126 and 42 U.S.C. § 256b).

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Lien” shall mean any all liens, encumbrances, mortgages, charges, claims, pledges, security interests, title defects, easements, rights of way, covenants and encroachments.

“Loss” or “Losses” shall mean any and all losses, Liabilities, injury, fines, costs (including cost of investigation), claim, demand, settlement, judgment, award, damages, tax, fee, penalties, charge or expense of any nature (including reasonable attorneys’ fees and expenses and litigation, settlement and judgment and interest costs and any reasonable legal or other expenses incurred in connection with investigating or defending any claims or actions).

“M&T Bank” shall mean Manufacturers and Traders Trust Company, a New York banking corporation.

“Material Azur IP Rights” shall mean all Material Non-U.S. Azur IP Rights and all Material U.S. Azur IP Rights.

“Material Non-U.S. Azur IP Rights” shall mean all non-U.S. Azur IP Rights relating to a Product Candidate or Approved Product or used by any of the Azur Group Entity in the Current Azur Business.

“Material U.S. Azur IP Rights” shall mean all U.S. Azur IP Rights relating to a Product Candidate or Approved Product or used by any of the Azur Group Entity in the Current Azur Business.

“Material Jazz IP Rights” shall mean all IP Rights that relate to the Jazz Products and are used by any Jazz Group Entity or licensed by any Jazz Group Entity to any third party in connection with the business of the Jazz Group Entities, as it is being conducted on the date of this Agreement, of marketing, promoting, selling the Jazz Products.

“Merger Sub Common Stock” shall mean the Common Stock, $0.001 par value per share, of Merger Sub.

“Multiemployer Plan” shall mean a multiemployer plan, as defined in Section 3(37) or Section 4001(a)(3) of ERISA.

“NASDAQ” shall mean the Nasdaq Global Stock Market.

“Non-U.S. Employee” shall mean any Employee whose primary place of employment is in a non-U.S. jurisdiction.

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“Patent Rights” shall mean all invention disclosure documents, issued patents, pending patent applications and abandoned patents and patent applications provided that they can be revived (which for purposes of this Agreement shall include utility models, design patents, industrial designs, certificates of invention and applications for certificates of invention and priority rights) in any country or region, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, reissues, re-examinations and extensions thereof.

“Permitted Liens” shall mean: (a) Liens for Taxes, assessments and governmental charges or levies not yet delinquent or for which adequate reserves are maintained on the financial statements of the Azur Group Entities as of the Closing Date; (b) Liens imposed by Law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business securing obligations that are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings: (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations: (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice: (e) all matters of record, including, without limitation, survey exceptions, reciprocal easement agreements and other encumbrances on title to real property: (f) all applicable zoning, entitlement, conservation restrictions and other land use and environmental regulations: (g) all exceptions, restrictions, easements, charges, rights-of-way and other Liens set forth in any permits, any deed restrictions, groundwater or land use limitations or other institutional controls utilized in connection with any required environmental remedial actions, or other state, local or municipal franchise applicable to the Azur Group Entities or any of their respective properties: (h) Liens securing the obligations of the Azur Group Entities under or in respect of or permitted by the Term Loan Note: or (i) Liens that do not impair the use and the value of the underlying assets.

“Person” shall mean any individual, private or public company, corporation (including not-for-profit), general or limited partnership, unlimited or limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature, including a government or political subdivision or an agency or instrumentality thereof.

“Pre-Closing Period” shall mean the period commencing with the date of this Agreement and ending on the earlier of (a) the Effective Time or (b) the date of termination of this Agreement pursuant to Section 10.1.

“Pro Rata Percentage” with respect to any Indemnitor shall mean the quotient received by dividing the aggregate number of Azur Ordinary Shares held by such Indemnitor immediately prior to the Closing (and after giving effect to the Reorganization, including the exercise of Azur Options) divided by the total number of Azur Ordinary Shares held by all the Indemnitors immediately prior to the Closing (and after giving effect to the Reorganization, including the exercise of Azur Options).

“Product Candidate” shall mean any or all of Clozapine OS, Clozapine QD, Tramadol Chrono, any reformulations of Gastrocrom or Urelle or any reformulations of any other Approved Product.

“PRSA” shall mean the standard personal retirement savings account established by Azur with Hibernian Life & Pensions Limited (n/k/a Aviva) with effect from February 22, 2007 of which Azur’s Employees have been given notice and to which they may contribute, details of which are set out in Section 3.9(l) of the Azur Disclosure Schedule.

“Registration Statement” means the registration statement of Azur on Form S-4, registering under the Securities Act the Azur Ordinary Shares to be issued to holders of Jazz Common Stock in the Merger.

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“Related Agreements” shall mean: (a) the Escrow Agreement; (b) the Azur Disclosure Schedule; (c) the Employment Agreements; (d) the Noncompetition Agreements; (e) the documents effecting the Reorganization; (f) the Registration Rights Agreement; (g) the Powers of Attorney; (h) the Azur Support Agreement; (i) the Voting Agreements; and (j) all other schedules, documents, instruments, certificates and agreements delivered or to be delivered in connection with the transactions contemplated by the agreements listed in the preceding clauses “(a)” through “(j).”

“Related Party” shall mean: (a) each Azur Securityholder (other than Azur) who beneficially or otherwise owns (directly or indirectly) more than 2% of the equity interests in an Azur Group Entity; (b) each individual who is an officer or director of any of the Azur Group Entities; (c) each member of the immediate family of each of the individuals referred to in clauses “(a),” and “(b)” above; and (d) any trust or other entity (other than Azur) in which any one of the Persons referred to in clauses “(a),” “(b)” and “(c)” above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.

“Representatives” shall mean a Person’s officers, directors, consultants, advisors, employees, stockholders, agents or other advisors or representatives.

“Response Action” shall mean any action taken to investigate, abate, remediate, remove or mitigate any violation of Environmental Law, any Contamination of any property owned, leased or occupied by the Azur Group Entities or any release or threatened release of Hazardous Materials. Without limitation, Response Action shall include any action that would be a response as defined by the Comprehensive Environmental Response, Compensation and Liability Act, as amended at the date of Closing, 42 U.S.C. § 9601 (25).

“SEC” shall mean the United States Securities and Exchange Commission.

“SEC Guidance” means (i) any publicly-available written or oral guidance, comments, requirements or requests of the SEC staff and (ii) the Securities Act.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Share Option Plan” shall mean the Azur Pharma Limited Share Option Plan.

“Special Representations” means the representations set forth in Sections 3.1(a), 3.1(b), 3.1(c) (“Due Incorporation and Capitalization”) and 3.2(a) (“Due Authority”), excluding the representation contained in Section 3.1(a) that all jurisdictions in which each of the Azur Group Entities is qualified to do business as a foreign corporation are set forth in Section 3.1 of the Azur Disclosure Schedule.

“Subsidiary” shall mean, with respect to any Person, any other entity: (i) whose securities or other ownership interests, having by their terms the power to elect a majority of the board of directors or other Persons performing similar functions, are directly or indirectly owned or Controlled, directly or indirectly, by such Person; (ii) whose business and policies such Person has the power, directly or indirectly, to direct; or (iii) of which 50% or more of the securities, partnership or other ownership interests are owned, directly or indirectly, by such Person.

“Taxes” (and, with correlative meaning, “Taxes,” “Taxable” and “Taxing”) means any net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, estimated, employment, excise, goods and services, severance, stamp, occupation, premium, property, social security, environmental (including Code section 59A), alternative or add-on, value added, registration, windfall profits or other taxes, duties, charges, fees, levies or other assessments imposed by any Governmental Authority, or any interest, penalties, or additions to tax incurred under applicable Laws with respect to taxes.

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“Tax Returns” shall mean any report, return (including any information return), declaration or other filing required or permitted to be supplied to any Taxing authority or jurisdiction with respect to Taxes, including any amendments or attachments to such reports, returns, declarations or other filings.

“Term Loan Note” shall mean the LIBOR Term Note issued by Azur Pharma, Inc., a New York corporation and Azur, to M&T Bank, dated as of November 18, 2009.

“Trademark Rights” shall mean all trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registration of trade names, and Internet domain name registrations; and including all intent to use any of the foregoing if not registered or subject to a pending application.

“U.S. Employee” shall mean any Employee other than a Non-U.S. Employee.

“U.S. GAAP” shall mean United States generally accepted accounting principles.

“U.S. Subsidiary” shall mean Azur Pharma, Inc., a New York corporation.

(a)        Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

2007 Plan	Section 2.9(d)
Agreement	Preamble
Audited Financial Statements	Section 3.4(a)
Azur	Preamble
Azur 401(k) Plan	Section 7.2(b)
Azur Disclosure Schedule	ARTICLE III
Azur Ordinary Shares	Section 3.1(b)
Azur Resale Registration Statement	Section 5.8(b)
Azur Rights Parties	Preamble
Azur S-8 Prospectus	Section 5.8(i)
Azur S-8 Registration Statement	Section 5.8(i)
Azur Support Agreement	Preamble
Basket	Section 9.3(b)
Benefit Plans	Section 3.9(a)
Cash Balance	Section 3.4(f)
Claim Notice	Section 9.5
Claimed Amount	Section 9.5
Closing	Section 2.1
Closing Date	Section 2.1
Competing Transaction	Section 5.6
Continuing Employees	Section 7.2(a)
DEA	Section 3.13(d)
Deferred Plan	Section 2.9(d)
Deferred Shares	Section 3.1(b)
Directors Plan	Section 2.9(d)
DOJ	Section 5.2(c)
Effective Time	Section 2.3
Employment Agreements	Preamble
ERISA	Section 3.9(a)

10.

Term	Section

Escrow Account	Preamble
Escrow Agent	Preamble
Escrow Agreement	Preamble
ESPP	Section 2.9(d)
Exchange Agent	Section 2.8(a)
Exchange Fund	Section 2.8(a)
Expiration Date	Section 9.1(a)
FDA	Section 3.13(a)(i)
Financial Statements	Section 3.4(a)
FIRPTA Statement	Section 8.2(k)(ii)
Foreign Benefit Plans	Section 3.9(a)
FTC	Section 5.2(c)
Governmental Patent Authority	Section 3.6(b)
Indemnitees	Section 9.2
Indemnitors	Section 9.2
Indemnitors’ Representative	Preamble
Irish Pension Plans	Section 3.9(l)(i)
IRS	Section 3.9(j)
Jazz	Preamble
Jazz 401(k) Plan	Section 7.2(b)
Jazz Book Entry Shares	Section 2.8(b)
Jazz Certificates	Section 2.8(b)
Jazz Change in Recommendation	Section 5.9(b)
Jazz Equity Plans	Section 2.9(d)
Jazz Financial Statements	Section 4.6(b)
Jazz Options	Section 4.4(a)
Jazz Phantom Shares	Section 4.4(a)
Jazz Proxy Statement	Section 5.8(a)
Jazz Registration Rights Agreements	Section 5.8(k)
Jazz Resale Registration Statements	Section 5.8(k)
Jazz Resale Shares	Section 5.8(k)
Jazz S-8 Prospectus	Section 5.8(j)
Jazz S-8 Registration Statement	Section 5.8(j)
Jazz SEC Reports	Section 4.6(a)
Jazz Stockholders Meeting	Section 5.9(a)
Jazz Voting Agreements	Preamble
Jazz Warrants	Section 4.4(a)
Latest Balance Sheet	Section 3.4(a)
Leased Real Property	Section 3.15
Liabilities	Section 3.4(d)
Material Contracts	Section 3.7
Merger	Preamble
Merger Consideration	Section 2.7(a)
Merger Sub	Preamble
Noncompetition Agreements	Preamble
Parties	Preamble
Permits	Section 3.13(b)
Power of Attorney	Section 8.1(m)(iii)
Proposal	Section 5.6

11.

Term	Section

Registration Rights Agreement	Preamble
Reorganization	Preamble
Reports	Section 5.8(l)
Required Jazz Vote	Section 4.11
Resale Registration Statements	Section 5.8(k)
S-8 Registration Statements	Section 5.8(j)
Sarbanes-Oxley Act	Section 4.6(c)
Similarly Situated Employees	Section 7.2(a)
Specified Employees	Preamble
Specified Securityholders	Preamble
Straddle Tax Period	Section 6.1
Stub Tax Period	Section 6.1
Surviving Corporation	Section 2.2
Surviving Corporation Benefit Plans	Section 7.2(a)
Termination Date	Section 10.1(b)
Third Party Claim Notice	Section 9.4(a)
Transactions	Preamble
U.S. Benefit Plans	Section 3.9(a)
U.S. Subsidiary Benefit Plans	Section 7.2(a)
U.S. Welfare Plan	Section 3.9(c)
Unaudited Financial Statements	Section 3.4(a)
Unexercised Azur Options	Section 8.1(k)
Working Capital	Section 3.4(f)

Section 1.2      Usage.

(a)             Interpretation.  In this Agreement, unless a clear contrary intention appears:

(i)        the singular number includes the plural number and vice versa;

(ii)       reference to any Persons include such Person’s legal representatives, successors, assigns, but if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iii)      reference to either gender includes the other gender;

(iv)      reference to any agreement, schedule, document or instrument means such agreement, schedule, document or instrument as amended or modified and in effect in accordance with the terms thereof;

(v)       reference to any Law means such Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Law means that provision of such Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(vi)      “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

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(vii)        “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(viii)       with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”;

(ix)         “provided to Jazz” means made available to Jazz in the “Project Cannes 2011” or “Project Aztec” electronic datarooms with Merrill Corporation, or other permanent physical or electronic media, in each case, at least two days prior to the date hereof;

(x)          references to “USD” “$” or “dollars” shall be to U.S. Dollars;

(xi)         any reference herein to “EUR”, “€” or “euros” are to euros, the lawful currency of Ireland;

(xii)        any references herein to a specific Section, Schedule or Exhibit shall refer, respectively, to Sections, Schedules or Exhibits of this Agreement;

(xiii)      words and phrases the definitions of which are contained or referred to in the Companies Acts shall be construed as having the meanings thereby attributed to them; and

(xiv)      references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits (other than exhibits constituting agreements, which shall only become legally binding upon execution and delivery by the parties thereto), schedules or amendments thereto from time to time.

(b)         Accounting Terms and Determinations.    Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with IFRS.

(c)          Legal Representation of the Parties.    This Agreement was negotiated by the Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof.

ARTICLE II

THE MERGER; CLOSING OF TRANSACTIONS

Section 2.1         Time and Place of Closing.    The closing of the Merger (the “Closing”) shall take place (a) at 7:00 a.m., N.Y. time, at the offices of Cooley LLP, 1114 Avenue of the Americas, New York, NY 10036-7798, on a date to be designated jointly by Jazz and Azur, which shall be no later than the fifteenth (15th) Business Day following the later of (i) the date on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or, where permitted, waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (ii) the date on which the SEC informs Azur that the SEC is prepared to declare the Azur Resale Registration Statement effective, unless Jazz waives this clause (ii) after consultation with Azur, or (b) at such other place, time and/or date as Jazz and Azur shall agree (the date on which the Closing actually takes place is referred to as the “Closing Date”).

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Section 2.2        The Merger.    Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into Jazz at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease and Jazz shall continue as the surviving corporation (the “Surviving Corporation”).

Section 2.3        Effective Time.    Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL shall be duly executed by Jazz and as soon as practicable following the Closing shall be filed with the Secretary of State of the State of Delaware. The Merger shall become effective at the time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be designated jointly by Jazz and Azur and specified in such certificate of merger (the date and time the Merger becomes effective being the “Effective Time”).

Section 2.4        Effects of the Merger.  At and after the Effective Time, the Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the separate corporate existence of Merger Sub shall cease and all the property, rights, privileges, powers and franchises of Jazz and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Jazz and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5        Governing Documents.

     (a)          The certificate of incorporation of the Surviving Corporation shall be amended as of the Effective Time to read in the Agreed Form as set forth on Exhibit C. The by-laws of Jazz, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

    (b)           Azur shall take, or cause to be taken, such actions as are necessary so that, effective as of the Effective Time, the Memorandum and Articles of Association of Azur read in substantially the same form as the Agreed Form as set forth on Exhibit D.

Section 2.6        Officers and Directors.

    (a)          The officers and directors of Jazz as of immediately prior to the Effective Time shall be the initial officers and directors of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer or a director or until their respective successors are duly elected and qualified, as the case may be.

    (b)          Azur shall take, or cause to be taken, such actions as are necessary so that, effective as of the Closing the directors of Azur shall be the directors of Jazz as of immediately prior to the Closing (unless otherwise directed by Jazz at least three Business Days prior to the Closing), plus one additional director to be designated by Azur at least three Business Days prior to Closing, which individual shall be Seamus Mulligan or, at Azur’s sole option, another individual designated by Azur and reasonably acceptable to Jazz (provided that such designee is a resident of a member country of the European Union), which individuals will serve as directors of Azur in such capacities until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified.

     (c)          Azur shall take, or cause to be taken, such actions as are necessary so that, effective as of the Closing the officers of Azur shall be the individuals designated by Jazz at least three (3) Business Days prior to the Closing, which individuals will serve as officers of Azur in such capacities

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until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly appointed and qualified.

Section 2.7        Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders:

    (a)          Conversion of Jazz Common Stock.  Each share of Jazz Common Stock issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall be canceled and automatically converted into and become the right to receive one Azur Ordinary Share (collectively, the “Merger Consideration”). As a result of the Merger, at the Effective Time, each holder of a Jazz Certificate and each holder of or a Jazz Book Entry Share shall cease to have any rights with respect thereto, except the right to receive the consideration payable in respect of the shares of Jazz Common Stock represented by such Jazz Certificate or Jazz Book Entry Share (as applicable) immediately prior to the Effective Time to be issued, without interest, in consideration therefor upon surrender of such Jazz Certificate or Jazz Book Entry Share in accordance with Section 2.8(b) (or, in the case of a lost, stolen or destroyed Jazz Certificate or Jazz Book Entry Share, Section 2.8(h)). Each share of Jazz Common Stock held in treasury immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no distribution shall be made with respect thereto.

     (b)          Merger Sub Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders, each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall forthwith be canceled and cease to exist and be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation and which shall be held by Azur.

Section 2.8        Exchange of Shares, Certificates and Book Entry Shares.

     (a)          Exchange Agent.  Prior to the Effective Time, Azur shall engage an institution satisfactory to Jazz (acting in its sole discretion) to act as exchange agent in connection with the Merger (the “Exchange Agent”). At or prior to the Effective Time, Azur shall issue to the Exchange Agent, in trust for the benefit of the holders of shares of Jazz Common Stock immediately prior to the Effective Time, certificates representing the Azur Ordinary Shares issued pursuant to Section 2.7(a) (or appropriate alternative arrangements satisfactory to Jazz (acting in its sole discretion) shall be made by Azur if uncertificated Azur Ordinary Shares will be issued). All certificates representing Azur Ordinary Shares deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund”.

     (b)          Exchange Procedures.    As soon as reasonably practicable after the Effective Time, and in any event within ten (10) Business Days after the Effective Time, Azur shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Jazz Common Stock (the “Jazz Certificates”) and each holder of record of a non-certificated outstanding share of Jazz Common Stock represented by book entry (“Jazz Book Entry Shares”), which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a), (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Jazz Certificates and Jazz Book Entry Shares shall pass, only upon delivery of the Jazz Certificates or Jazz Book Entry Shares (as applicable) to the Exchange Agent and which shall be in form and substance reasonably satisfactory to Jazz), and (ii) instructions for use in effecting the surrender of the Jazz Certificates and Jazz Book Entry Shares in exchange for Azur Ordinary Shares. Upon surrender of Jazz Certificates or Jazz Book Entry Shares (as applicable) for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Jazz Certificates or Jazz Book

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Entry Shares (as applicable) shall be entitled to receive in exchange therefor that number of Azur Ordinary Shares (after taking into account all Jazz Certificates or Jazz Book Entry Shares (as applicable) surrendered by such holder) to which such holder is entitled pursuant to Section 2.7(a) (which may be in uncertificated form), and the Jazz Certificates or Jazz Book Entry Shares (as applicable) so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Jazz Common Stock which is not registered in the transfer records of Jazz, the proper number of Azur Ordinary Shares in form may be transferred to a Person other than the Person in whose name the Jazz Certificate or Jazz Book Entry Shares (as applicable) so surrendered is registered, if such Jazz Certificate or Jazz Book Entry Shares (as applicable) shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such transfer shall pay any transfer or other Taxes required by reason of the issuance of Azur Ordinary Shares to a Person other than the registered holder of such Jazz Certificate or Jazz Book Entry Shares (as applicable) or establish to the reasonable satisfaction of Jazz that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.8(b), each Jazz Certificate or Jazz Book Entry Shares (as applicable) shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.7(a).

     (c)            Distributions with Respect to Unexchanged Shares.    No dividends or other distributions with respect to Azur Ordinary Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Jazz Certificate or Jazz Book Entry Shares (as applicable) with respect to the Azur Ordinary Shares represented thereby until such Jazz Certificate or Jazz Book Entry Shares (as applicable) has been surrendered in accordance with this Section 2.8. Subject to applicable Law and the provisions of this Section 2.8, following surrender of any such Jazz Certificate or Jazz Book Entry Shares (as applicable), there shall be transferred or paid to the record holder thereof by the Exchange Agent, without interest promptly after such surrender, the number of Azur Ordinary Shares transferrable in exchange therefor pursuant to this Section 2.8 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Azur Ordinary Shares.

    (d)          No Further Ownership Rights in Jazz Common Stock.    All Azur Ordinary Shares transferred upon the surrender for exchange of Jazz Certificates and Jazz Book Entry Shares (as applicable) in accordance with the terms of this Article II shall be deemed to have been transferred in full satisfaction of all rights pertaining to the shares of Jazz Common Stock previously represented by such Jazz Certificates or Jazz Book Entry Shares (as applicable). After the Effective Time, the stock transfer books of Jazz shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Jazz Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Jazz Certificates or Jazz Book Entry Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

    (e)           Termination of Exchange Fund.  Any portion of the Exchange Fund which has not been transferred to the holders of Jazz Certificates or Jazz Book Entry Shares (as applicable) as of the one year anniversary of the Effective Time shall be delivered to Azur or its designee, upon demand, and the Azur Ordinary Shares included therein shall be sold at the best price reasonably obtainable at that time. Any holder of Jazz Certificates or Jazz Book Entry Shares (as applicable) who has not complied with this Article II prior to the one year anniversary of the Effective Time shall thereafter look only to Azur for payment of such holder’s claim for the Merger Consideration (subject to abandoned property, escheat or other similar applicable Laws).

    (f)          No Liability.    None of Merger Sub, Jazz, any Azur Group Entity or the Exchange Agent or any of their respective directors, officers, employees and agents shall be liable to any

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Person in respect of any Azur Ordinary Shares (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

    (g)          Withholding Rights.    Azur and the Exchange Agent shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement to any Person who was a holder of Jazz Common Stock immediately prior to the Effective Time such amounts as Azur or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or non-U.S. Tax law. To the extent that amounts are so withheld by Azur or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

    (h)          Lost, Stolen or Destroyed Certificates.    In the event any Jazz Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Jazz Certificates, upon the making of an affidavit of that fact by the holder thereof, such Azur Ordinary Shares as may be required pursuant to Section 2.7(a); provided, that Azur may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Jazz Certificates to deliver an agreement of indemnification in a form reasonably satisfactory to Azur, or a bond in such sum as Azur may reasonably direct as indemnity, against any claim that may be made against Azur or the Exchange Agent in respect of the Jazz Certificates alleged to have been lost, stolen or destroyed.

Section 2.9        Jazz Stock Based Awards and Equity Plans.

     (a)          Each Jazz Option that is outstanding immediately prior to the Effective Time shall be converted at the Effective Time into an option to acquire, on substantially the same terms and conditions as were applicable under such Jazz Option, the number of Azur Ordinary Shares equal to the number of shares of Jazz Common Stock subject to such Jazz Option immediately prior to the Effective Time, at an exercise price per Azur Ordinary Share equal to the exercise price per share of Jazz Common Stock otherwise purchasable pursuant to such Jazz Option.

    (b)          Each Jazz Stock Award that is outstanding immediately prior to the Effective Time shall be converted at the Effective Time into a right to receive, on substantially the same terms and conditions as were applicable under such Jazz Stock Award, the number of Azur Ordinary Shares equal to the number of shares of Jazz Common Stock subject to such Jazz Stock Award immediately prior to the Effective Time.

    (c)          The adjustments provided in Section 2.9 with respect to any Jazz Options that are “incentive stock options” (as defined in Section 422 of the Code) are intended to be effected in a manner that is consistent with Section 424(a) of the Code. For the avoidance of doubt, the exercise price of, and the number of shares subject to, each Jazz Option adjusted pursuant to Section 2.9 shall be determined in a manner necessary to comply with Section 409A of the Code and the Treasury Regulations thereunder.

    (d)          As of the Effective Time, Azur will assume Jazz’s 2003 Equity Incentive Plan, 2007 Equity Incentive Plan (the “2007 Plan”), 2007 Employee Stock Purchase Plan (the “ESPP”) Amended and Restated 2007 Non-Employee Directors Stock Option Plan (the “Directors Plan” ), Amended and Restated Directors Deferred Compensation Plan (the “Deferred Plan”) and any other equity plans that have been approved by the board of directors and stockholders of Jazz prior to the Effective Time (collectively, the “Jazz Equity Plans”) and be able to grant stock awards, to the extent permissible by applicable Laws and NASDAQ regulations, under the terms of the Jazz Equity Plans to issue the reserved but unissued shares of Jazz Common Stock (including shares subject to the unexercised

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or unissued portions of any Jazz Option or Jazz Stock Award that expire, terminate or are canceled and shares subject to any Jazz Option or Jazz Stock Award that are reacquired pursuant to the terms of the agreements under which such shares were issued that return to the Jazz Equity Plans pursuant to their terms), except that (i) shares of Jazz Common Stock covered by such awards will be Azur Ordinary Shares and (ii) all references to a number of shares of Jazz Common Stock will be changed to reference Azur Ordinary Shares.

    (e)          As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the board of directors of Jazz (or, if appropriate, any committee administering Jazz’s stock-based incentive plans) and Azur shall adopt such resolutions and take such other actions as may be reasonably required to effectuate the foregoing provisions of this Section 2.9 subject to any adjustments that may be required by Irish law or by virtue of the fact that Azur will be an Irish public limited company.

Section 2.10      Jazz Warrants.    Jazz shall cause each Jazz Warrant that is outstanding immediately prior to the Effective Time to be converted at the Effective Time into a warrant to acquire, on substantially the same terms and conditions as were applicable under such Jazz Warrant, the number of Azur Ordinary Shares equal to the number of shares of Jazz Common Stock subject to such Jazz Warrant immediately prior to the Effective Time, at an exercise price per Azur Ordinary Share equal to the exercise price per share of Jazz Common Stock otherwise purchasable pursuant to such Jazz Warrant.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF AZUR

Except as set forth in the corresponding sections or subsections of the disclosure schedule delivered to Jazz by Azur on or prior to the date of this Agreement (the “Azur Disclosure Schedule”), Azur hereby makes to Jazz each of the representations and warranties contained in this Article III; it being understood that disclosure of any item in any section or subsection of the Azur Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face.

Section 3.1        Due Incorporation; Capitalization.

    (a)          Each of the Azur Group Entities is duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its incorporation or organization. Each of the Azur Group Entities has all requisite corporate or comparable power and authority to own and operate its respective assets and properties as they are now being owned and operated. The jurisdictions in which each of the Azur Group Entities is qualified to do business as foreign corporations are set forth in Section 3.1(a) of the Azur Disclosure Schedule, and constitute all of the jurisdictions in which the conduct or nature of the business of each of the Azur Group Entities makes such qualification necessary, except where the failure to qualify would not reasonably be expected to have an Azur Material Adverse Effect. Except for the Subsidiaries of Azur listed on Section 3.1(f) of the Azur Disclosure Schedule, no Azur Group Entity owns any equity interest in any other Person.

     (b)          As of the date of this Agreement, the share capital of Azur is €1,000,000 divided into (A) 80,000,000 ordinary shares of €0.01 each (as the share capital value thereof may be adjusted after giving effect to the Reorganization, the “Azur Ordinary Shares”) and (B) 2,000,000 deferred shares of €0.10 each (the “Deferred Shares”). Of such authorized shares, as of the date of this Agreement: (1) 41,666,667 Ordinary Shares are issued and outstanding and (2) no Deferred Shares are issued and outstanding. Azur has reserved 2,083,333 Azur Ordinary Shares for grant and issuance pursuant to the

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Share Option Plan, of which, as of the date of this Agreement, 1,542,750 of which are subject to outstanding Azur Options and 540,583 of which are available for future grant.

     (c)          All of Azur’s issued and outstanding share capital is duly authorized, validly issued, fully paid and nonassessable, and is not subject to any repurchase option, forfeiture provision or restriction on transfer (other than restrictions on transfer set forth in Azur’s Governing Documents or imposed by applicable Law). No shares were issued in violation of the preemptive rights of any shareholder. Except as set forth in this Section 3.1 above or in Section 3.1(c) of the Azur Disclosure Schedule and except as may be created, assumed or issued in accordance with the requirements of this Agreement or any Related Agreement, there are no options, warrants, rights, convertible securities or other agreements or commitments obligating any Azur Group Entity to issue, transfer or sell, or cause the issuance, transfer or sale of, any shares of capital stock of any Azur Group Entity or to make any payments in respect of the value of any shares of any Azur Group Entity. All outstanding shares of the capital stock of each of the Azur Group Entities (excluding the Azur shares comprising the Merger Consideration) have been issued and granted in compliance with all applicable securities laws and other applicable Laws, and in compliance with the requirements of all applicable Contracts relating to the sale or issuance thereof. Except as set forth in Section 3.1(c) of the Azur Disclosure Schedule or as permitted pursuant to Section 5.4 of the Azur Disclosure Schedule, no Azur Group Entity has repurchased, redeemed or otherwise reacquired shares of capital stock or other securities, other than a repurchase of unvested shares and shares subject to repurchase rights on termination of employment or consulting services and other than repurchases, redemptions or other reacquisitions of capital stock or other securities after the date of this Agreement that are consented to in writing by Jazz. Except (i) as contemplated on Schedule 1 hereto, (ii) as set forth in this Section 3.1 above or in Section 3.1(c) of the Azur Disclosure Schedule and (iii) to the extent arising after the date of this Agreement and consented to in writing by Jazz, there are no outstanding obligations of any Azur Group Entity (a) to repurchase, redeem or otherwise acquire any shares of capital stock or other equity interests in any Azur Group Entity or (b) to grant preemptive or anti-dilutive rights with respect to any such shares or interests.

    (d)          All outstanding Azur Options were duly authorized by all necessary corporate actions. None of the Azur Options were issued in anticipation of the Transactions or for the purpose of avoiding the application of Section 7874 of the Code.

     (e)           Section 3.1(e) of the Azur Disclosure Schedule accurately sets forth the names of the members of the board of directors, and the committees, if any, on which such directors serve, and the names and titles of the officers of each Azur Group Entity, in each case, as of the date of this Agreement.

    (f)           Section 3.1(f) of the Azur Disclosure Schedule sets forth each direct or indirect Subsidiary of Azur. Azur owns, legally and beneficially, 100% of the issued shares of the capital of each of the other Azur Group Entities. No Azur Group Entity has agreed or is obligated to make any future investment in, or capital contribution to, any Person.

    (g)          All of the Azur Ordinary Shares issued in the Merger pursuant to this Agreement and delivered pursuant hereto will, at such times, be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. Merger Sub has been formed solely for the purpose of executing and delivering this Agreement and consummating the transactions contemplated hereby. Merger Sub has not engaged in any business or activity other than activities related to its corporate organization and the execution and delivery of this Agreement and the Related Agreements.

Section 3.2        Due Authorization.

     (a)          Azur has all requisite power and authority to enter into this Agreement and each of the Related Agreements to which it is or will be a party prior to the Effective Time and to consummate

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the transactions contemplated hereby and thereby. The execution, delivery and performance by Azur of this Agreement and the Related Agreements to which it is or will be a party prior to the Effective Time have been duly and validly approved by the board of directors of Azur, and no other corporate actions or corporate proceedings on the part of Azur are necessary to authorize this Agreement, such Related Agreements and the transactions contemplated hereby and thereby, except for those actions which have heretofore been completed and those actions set forth in Schedule 1. Azur has duly and validly executed and delivered this Agreement and has duly and validly executed and delivered (or prior to or at the Effective Time will duly and validly execute and deliver) the Related Agreements to which it is or will be a party prior to the Effective Time. This Agreement constitutes the legal, valid and binding obligation of Azur, and the Related Agreements to which Azur is or will be a party and that are to be entered into prior to the Effective Time, upon execution and delivery by Azur, will constitute legal, valid and binding obligations of Azur, in each case enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally and by equitable principles.

    (b)          Merger Sub has all requisite power and authority to enter into this Agreement and the Related Agreements to which Merger Sub is or will be a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Merger Sub of this Agreement and the Related Agreements to which it is or will be a party have been duly and validly approved by the board of directors of Merger Sub and no other corporate actions or corporate proceedings on the part of Merger Sub are necessary to authorize this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, except for those actions set forth in Schedule 1. Merger Sub has duly and validly executed and delivered this Agreement and has duly and validly executed and delivered (or prior to or at the Effective Time will duly and validly execute and deliver) the Related Agreements to which Merger Sub is or will be a party. This Agreement constitutes the legal, valid and binding obligation of Merger Sub and the Related Agreements to which Merger Sub is or will be a party, upon execution and delivery by Merger Sub, will constitute legal, valid and binding obligations of Merger Sub, in each case, enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally and by equitable principles.

     (c)          Azur has provided to Jazz accurate and complete copies as of the date of this Agreement of (i) the Governing Documents of each of the Azur Group Entities, including all amendments thereto, (ii) the stock records of all Azur Group Entities and (iii) minutes or other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the directors, members or stockholders, as applicable, of all Azur Group Entities for the five-year period ending on the date of this Agreement, which minutes or records are complete in all material respects. There has not been any material violation of any of the provisions of the Governing Documents of any of the Azur Group Entities, and no Azur Group Entity has taken any action that is inconsistent in any material respect with any resolution adopted by its stockholders, members or directors.

Section 3.3        Consents and Approvals; Governmental Authority Relative to This Agreement; Non-Contravention.

    (a)          Except for (1) filings under the HSR Act, (2) filings to be made with the SEC and NASDAQ and (3) as set forth in Section 3.3(a) of the Azur Disclosure Schedule, the execution, delivery and performance by Azur and each other Azur Group Entity of this Agreement and the Related Agreements to which it is or will be a party will not (i) contravene, conflict with or violate any of the terms of or the requirements of any Law or Governmental Order applicable to any Azur Group Entity, (ii) require any material filing or material registration by any Azur Group Entity with, or material consent

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or material approval with respect to any Azur Group Entity of, any Governmental Authority, (iii) violate or conflict with the Governing Documents of any Azur Group Entity, or (iv) contravene, conflict with or violate, in each case, in any material respect, any of the terms of or the requirements of, or give any Governmental Authority the right to revoke or withdraw or suspend, cancel, terminate or modify any material Permit held by any Azur Group Entity.

     (b)          Except as set forth in Section 3.3(b) of the Azur Disclosure Schedule, the execution, delivery and performance by each of the Azur Group Entities of this Agreement and the Related Agreements to which it is or will be a party prior to the Effective Time will not contravene, conflict with or result in a material violation or material breach of, or result in a material default, under, any Material Contract, or give any Person the right to (i) declare a material default or exercise any remedy under any Material Contract, (ii) accelerate the maturity or performance of any Material Contract (whether after the giving of notice or lapse of time or both), or (iii) cancel, terminate or modify any such Material Contract.

Section 3.4        Financial Statements; Undisclosed Liabilities.

    (a)          Azur has made available to Jazz (a) the audited consolidated balance sheets of Azur as of December 31, 2009 and December 31, 2010, and the related audited statements of income, statements of shareholders’ equity and statement of cash flow for the fiscal years ending on December 31, 2009 and December 31, 2010 (collectively, the “Audited Financial Statements”), (b) the unaudited consolidated balance sheet of Azur as of June 30, 2011 (the “Latest Balance Sheet”) and (c) the unaudited consolidated income statement of Azur for the six (6) months ended June 30, 2011 (together with the Latest Balance Sheet, the “Unaudited Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”). Azur has made available to Jazz the unaudited consolidated balance sheet of Azur as of July 31, 2011 and the unaudited consolidated income statement of Azur for the month then ended.

    (b)          The Financial Statements have been prepared in accordance with IFRS, consistently applied (except as set forth in the footnotes attached thereto) and present fairly, in all material respects, the consolidated financial position of the Azur Group Entities as of the dates thereof and the results of operations and cash flows of the Azur Group Entities for the periods covered thereby, except that interim financial statements omit footnotes and are subject to year-end adjustments and accruals (which, in the aggregate, shall not be material in nature or amount).

     (c)          The systems of internal accounting controls maintained by Azur are sufficient to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets.

    (d)          Except as set forth in the Financial Statements (including to the extent reserved for therein and including items disclosed in the notes thereto), to the Knowledge of Azur Group Entities, no Azur Group Entity has any liability, debt, claim or obligation of any nature, whether accrued, absolute, direct or indirect, contingent or otherwise, whether due or to become due, that would be required to be included on a balance sheet prepared in accordance with IFRS, consistently applied (the “Liabilities”), except for: (i) Liabilities disclosed in Section 3.4(d) of the Azur Disclosure Schedule, (ii) Liabilities incurred in the ordinary and usual course of business since the date of the Latest Balance Sheet, (iii) Liabilities incurred in connection with or as a result of the transactions contemplated by this Agreement and the Related Agreements and (iv) Liabilities that are incurred after the date of this Agreement without violation of the covenants set forth in Section 5.4(a) of this Agreement.

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    (e)          No Azur Group Entity has ever effected or otherwise been involved in any “off-balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Act). No Azur Group Entity has guaranteed or is otherwise responsible for any obligation of any other Person.

    (f)           As of the date of this Agreement, the Working Capital and the Cash Balance are as set forth on Section 3.4(f) of the Azur Disclosure Schedule. “Working Capital” shall mean as of the execution of this Agreement the amount by which: (1) the aggregate amount of the Azur Group Entities’ consolidated cash and cash equivalents and current assets exceeds (2) the aggregate amount of current liabilities and Indebtedness of the Azur Group Entities, in each case of clauses “(1)” and “(2)” as determined by IFRS applied on a basis consistent with the application thereof to the Financial Statements; provided, however, that for purposes of such calculation, the Parties shall disregard (i) adjustments arising from purchase accounting or otherwise arising out of the transactions contemplated by this Agreement or the Related Agreements, (ii) liabilities associated with any potential issuance of Ratchet Shares (as defined in Section 3.1(c) of the Azur Disclosure Schedule), and (iii) any fee owing to Lazard Middle Market LLC in connection with the Transactions. “Cash Balance” shall mean as of the date of this Agreement the cash and cash equivalents of the Azur Group Entities on a consolidated basis.

Section 3.5        Title to Assets.    Except as disclosed in Section 3.5 of the Azur Disclosure Schedule, and except for assets that are sold or otherwise disposed of without violation of the covenants set forth in Section 5.4(a) of this Agreement, each Azur Group Entity has good title to, or a valid leasehold interest in, each of the material tangible assets purported to be owned by it, including the assets reflected in the Latest Balance Sheet and the assets reflected in the books and records of the Azur Group Entities as being owned any Azur Group Entity, free and clear of any Lien, except for Permitted Liens.

Section 3.6        Intellectual Property.

     (a)          Part 1 of Section 3.6(a) of the Azur Disclosure Schedule lists, as of the date of this Agreement, all of the Patent Rights and all registered Trademark Rights (or Trademark Rights for which applications for registration have been filed) owned solely by the Azur Group Entities as of the date of this Agreement, setting forth in each case the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number. Part 2 of Section 3.6(a) of the Azur Disclosure Schedule lists, as of the date of this Agreement, all of the Patent Rights and all registered Trademark Rights (or Trademark Rights for which applications for registration have been filed) in which the Azur Group Entities have any co-ownership interest, other than those owned solely by the Azur Group Entities, setting forth in each case the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number. Part 3 of Section 3.6(a) of the Azur Disclosure Schedule lists, to the Knowledge of the Azur Group Entities as of the date of this Agreement, all of the Patent Rights and all registered Trademark Rights (or Trademark Rights for which applications for registration have been filed) which comprise the Material Azur IP Rights that relate to a Product Candidate or Approved Product and which have been licensed, exclusively or non-exclusively, to any of the Azur Group Entities (indicating where that right, title or interest is exclusive to the Azur Group Entities).

    (b)          Except as set forth in Section 3.6(b) of the Azur Disclosure Schedule, Azur owns, co-owns or possesses legally enforceable license rights in and to all Material U.S. Azur IP Rights, free and clear of all Liens, pledges, charges, leases, mortgages and other encumbrances (other than Permitted Liens and, in the case of Material U.S. Azur IP Rights that are licensed to Azur, other than Liens arising by virtue of the Contract pursuant to which such license is granted and any Liens granted or incurred by the licensor thereof), and, in the case of Material U.S. Azur IP Rights owned or co-owned by

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the Azur Group Entities, except to the extent set forth in Section 3.6(f) of the Azur Disclosure Schedule, also free and clear of exclusive licenses granted by any Azur Group Entity and non-exclusive licenses granted by any Azur Group Entity. To the Knowledge of the Azur Group Entities, except as set forth in Section 3.6(b) of the Azur Disclosure Schedule, no third party which is not the U.S. Patent Office or any foreign equivalent governmental administrative agency for patent matters (“Governmental Patent Authority”) is overtly challenging in writing the right, title or interest of the Azur Group Entities or, to the Azur Group Entities’ Knowledge any licensor of the Azur Group Entities in, to or under the Material U.S. Azur IP Rights, or the validity, enforceability or claim construction of any Patent Rights comprising the Material U.S. Azur IP Rights that are owned or co-owned or exclusively licensed to the Azur Group Entities. To the Knowledge of the Azur Group Entities, except as set forth in Section 3.6(b) of the Azur Disclosure Schedule, there is no opposition, cancellation, proceeding, or objection involving a third party, other than a Governmental Patent Authority, pending with regard to any Material U.S. Azur IP Rights owned solely by the Azur Group Entities. Except as set forth in Section 3.6(b) of the Azur Disclosure Schedule, none of the Material U.S. Azur IP Rights owned solely by the Azur Group Entities are subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority other than a Governmental Patent Authority. To the Knowledge of the Azur Group Entities with regard to any Material U.S. Azur IP Rights co-owned or exclusively licensed to the Azur Group Entities, except as set forth in Section 3.6(b) of the Azur Disclosure Schedule, there is no opposition, cancellation, proceeding, or objection involving a third party, other than a Governmental Patent Authority, pending with regard to any such Material U.S. Azur IP Rights, and such Material U.S. Azur IP Rights are not subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority other than a Governmental Patent Authority. To the Knowledge of the Azur Group Entities, no valid basis exists for any of such challenges as set forth in this Section 3.6(b).

    (c)          To the Knowledge of the Azur Group Entities, except as set forth in Section 3.6(c) of the Azur Disclosure Schedule, as of the date of this Agreement, no Material U.S. Azur IP Rights are being infringed or misappropriated by any third party.

    (d)          To the Knowledge of the Azur Group Entities, except as set forth in Section 3.6(d) of the Azur Disclosure Schedule, the conduct of the Current Azur Business does not infringe, or constitute any contributory infringement, inducement to infringe, misappropriation or unlawful use of, any valid and enforceable IP Rights of any other person.

     (e)           Section 3.6(e) of the Azur Disclosure Schedule lists all Azur IP Contracts.

    (f)           Section  3.6(f) of the Azur Disclosure Schedule lists all written Contracts, licenses or other arrangements (excluding implied licenses granted by an Azur Group Entity) in effect as of the date of this Agreement under which any Azur Group Entity has licensed, granted or conveyed to any third party any right, title or interest in or to any Material Azur IP Rights.

    (g)          No Azur Group Entity is obligated to pay to any Person any royalties, fees, commissions or other amounts for the use by the Azur Group Entities of any Azur IP Rights, other than as provided in a Contract listed in Section 3.6(e) or Section 3.6(f) of the Azur Disclosure Schedule.

    (h)           Except as set forth in the Azur IP Contracts or as disclosed in Section 3.6(f) of the Azur Disclosure Schedule, no Material Azur IP Right is subject to, any Contract containing any covenant or other provision that limits or restricts in any material manner the ability of any Azur Group Entity: (i) to make, use, import, sell, offer for sale or promote any product anywhere in the world, or (ii) to use, exploit, assert or enforce any Material Azur IP Right anywhere in the world; provided, however, that the foregoing shall not require disclosure of any Contract solely by virtue of the fact that an Azur Group Entity is granted a license or other rights thereunder in a particular territory or field and not other territories or fields.

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    (i)           Each of the individuals identified in Section 3.6(i) of the Azur Disclosure Schedule has executed and delivered to the relevant Azur Group Entity by which such individual is employed an agreement regarding the protection of proprietary information and the assignment or license to the relevant Azur Group Entity, of any IP Rights arising from services performed for such Azur Group Entity. To the Knowledge of the Azur Group Entities, none of such individuals has materially breached any such agreements. All current and former officers and employees of, and consultants and independent contractors to, the Azur Group Entities who have contributed to the creation or development of any IP Rights which relate to a Product Candidate or Approved Product or are used by the Azur Group Entities in their respective businesses as presently conducted or in the commercialization of any Approved Products have assigned or licensed any and all such IP Rights that such Person may have had to an Azur Group Entity, except to the extent an independent contractor licenses IP Rights to an Azur Group Entity pursuant to an Azur IP Contract.

    (j)           Neither the execution, delivery or performance of this Agreement and the Related Agreements by Azur nor the consummation by Azur of the transactions contemplated by this Agreement and the Related Agreements will (i) contravene, conflict with or result in any limitation on the Azur Group Entities’ right, title or interest in or to any of the Material Azur IP Rights, (ii) result in a breach of, default under or termination of any Azur IP Contract, (iii) result in the release, disclosure or delivery of any Azur IP Rights by or to any escrow agent or other Person, (iv) cause the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Azur IP Rights, (v) by the terms of any Contract, cause a reduction of any royalties or other payments the Azur Group Entities would otherwise be entitled to with respect to any Azur IP Rights, or (vi) by the terms of any Azur IP Contract, an increase in any royalty or other payments any Azur Group Entity would otherwise be required to make under such Azur IP Contract.

Section 3.7        Contracts. Section 3.7 of the Azur Disclosure Schedule contains an accurate list as of the date of this Agreement of all the Contracts of the following types to which any Azur Group Entity is a party or to which any of its assets or properties is subject (such Contracts as are required to be listed in Section 3.7 of the Azur Disclosure Schedule, together with the Contracts required to be listed in Sections 3.6(e), 3.6(f), 3.6(g), 3.15 and 3.16 of the Azur Disclosure Schedule, collectively the “Material Contracts”):

    (a)          any Contract: (i) relating to the merger, consolidation, reorganization, liquidation, dissolution or any similar transaction with respect to any Azur Group Entity, (ii) relating to the acquisition, issuance or transfer of any securities of any Azur Group Entity, or (iii) directly affecting or dealing with any securities of any Azur Group Entity (including any restricted share agreements or escrow agreements);

    (b)          any Contract with an Azur Securityholder and any contract relating to the voting and any other rights or obligations of an Azur Securityholder;

    (c)          any Contract reasonably expected to involve payment or receipt of an amount in excess of $250,000 per annum that relates to the research, development, testing, manufacturing or commercialization of any Product Candidate or Approved Product, including clinical trial agreements, consulting agreements, supply and contract manufacturing agreements (but excluding purchase orders and confidentiality agreements);

    (d)          any Contract pursuant to which any Azur Group Entity (i) is obligated to pay to any other person royalties or development or similar milestone payments with respect to any Product Candidate or Approved Product, (ii) is obligated to provide to any other person a percentage interest in the sales or revenues of any Product Candidate or Approved Product, or (iii) is obligated to supply any

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Product Candidate or Approved Product to a customer at specified prices, including pursuant to a most-favored-nation provision or other guarantee with respect to pricing, but excluding pursuant to purchase orders, in each case whether as of the date of this Agreement or as of a future date, including upon the occurrence of any future event;

   (e)          any Contract that obligates any of the Azur Group Entities to develop any product, drug or compound;

     (f)         any collective bargaining agreement with respect to its employees;

    (g)        any Contract with any current officer, employee, consultant who was paid in excess of $50,000 in 2010 or is reasonably expected to be paid in excess of $50,000 in 2011 or 2012, or director (other than employment agreements that are terminable “at will” without any severance or other payment obligations, except as required by law);

    (h)        any Contract that obligates, in any material respect, any Azur Group Entity not to compete with another Person, contemplates an exclusive relationship between any Azur Group Entity and any other Person, contains material minimum purchase obligations with respect to any Azur Group Entities, or otherwise contractually restricts any Azur Group Entity from acquiring any product, asset or service from any other Person, or providing products, assets or services to any other Person, or developing or distributing any product to any Person or in any geographic location; provided, however, that the foregoing shall not require disclosure of any Contract solely by virtue of the fact that an Azur Group Entity is granted a license or other rights thereunder in a particular territory or field and not other territories or fields;

    (i)         any Contract which involved the payment or receipt of an amount in excess of $250,000 during 2010 or is reasonably expected to involve the payment or receipt of an amount in excess of $250,000 during 2011;

     (j)         any credit agreement, loan agreement, indenture, note, mortgage, security agreement, loan commitment or other Contract relating to the borrowing of Indebtedness by any Azur Group Entity in an amount in excess of $100,000;

     (k)        any Contract granting to any Person a right of first refusal or option to purchase or acquire any assets valued at an amount in excess of $250,000;

     (l)         any partnership or joint venture agreement; and

    (m)       any other Contract the termination or breach of which would reasonably be expected to have an Azur Material Adverse Effect.

Azur has provided to Jazz or otherwise made available to Jazz a true and complete copy of each Material Contract. To the Knowledge of the Azur Group Entities, each Contract identified in Section 3.7 of the Azur Disclosure Schedule is valid and in full force and effect, and is enforceable by the applicable Azur Group Entity in accordance with its terms, subject to: (1) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (2) rules of law governing specific performance, injunctive relief and other equitable remedies. Except as set forth in Section 3.7A of the Azur Disclosure Schedule: (A) no Azur Group Entity has ever violated or breached in any material respect, or committed any material default under, any Material Contract, which remains unresolved, and, to the Knowledge of the Azur Group Entities, no other Person has violated or breached in any material respect, or committed any material default under, any Material Contract which remains unresolved; (B) to the Knowledge of the Azur Group Entities, no event has occurred, and no circumstance or condition exists, that (with or without

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notice or lapse of time) will, or could reasonably be expected to: (1) result in a material violation or material breach of any of the provisions of any Material Contract, (2) give any Person the right to declare a material default or exercise any remedy under any Material Contract, (3) give any Person the right to accelerate the maturity or performance of any Material Contract, or (4) give any Person the right to cancel, terminate or modify any Material Contract, (C) no Azur Group Entity has received any notice or other communication regarding any actual or possible material violation or material breach of, or material default under, any Material Contract, and (D) no Azur Group Entity has waived any of their respective material rights under any Material Contract.

Section 3.8      Insurance.    Section 3.8 of the Azur Disclosure Schedule contains an accurate and complete list as of the date of this Agreement of all policies of fire, liability, workmen’s compensation and other forms of insurance owned by the Azur Group Entities, any policy for which application has been made, and each self-insurance or any risk-sharing arrangement. All insurance policies of the Azur Group Entities have been and are in full force and effect, all insurance premiums due thereon have been paid in full when due, and no notice of cancellation or termination has been issued or received by the Azur Group Entities. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no insurance policy has been canceled within the last two (2) years and, to the Knowledge of the Azur Group Entities, no threat has been made to cancel any insurance policy of the Azur Group Entities during such period.

Section 3.9      Employee Benefit Plans.

    (a)        Section 3.9(a) of the Azur Disclosure Schedule lists each employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and each other material plan, program, policy or arrangement, including, but not limited to, employment, bonus, deferred compensation, incentive compensation, severance or termination pay, salary continuation, vacation, supplemental unemployment benefit, profit sharing, retirement, disability, insurance, life assurance, retention and change of control plans, programs or arrangements maintained, or contributed to (or required to be contributed to), by any Azur Group Entity, whether or not funded, formal or informal, for the benefit of any Employee, current or former Independent Contractor, consultant (or similar relationship) or director of any Azur Group Entity or with respect to which any Azur Group Entity has any material liability, contingent or otherwise (collectively, the “Benefit Plans”). The Benefit Plans which are maintained for the benefit of U.S. Employees, current or former Independent Contractors, consultants (or similar relationship) or directors of any Azur Group Entity are collectively referred to as “U.S. Benefit Plans” and the Benefit Plans which are maintained for the benefit of Non-U.S. Employees, current or former Independent Contractor, consultant (or similar relationship) or director of any Azur Group Entity and which are exempt from ERISA by reason of Section 4(b)(4) thereof are collectively referred to herein as “Foreign Benefit Plans”.

     (b)        Each U.S. Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code.

    (c)         No U.S. Benefit Plan that is a “welfare plan” (as defined in Section 3(1) of ERISA) (a “U.S. Welfare Plan”) provides or promises post-retirement health or life benefits to current employees or retirees of any Azur Group Entity, except to the extent required under any applicable state law or under Section 4980B of the Code. Each U.S. Welfare Plan that is a “group health plan” (as defined in Section 5000(b) of the Code) has at all times been in material compliance with the provisions of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and any similar applicable state laws.

    (d)        Except as expressly contemplated in this Agreement (including Schedule 1) or the Related Agreements, or as set forth in Section 3.9(d) of the Azur Disclosure Schedule, the execution and delivery of this Agreement, and consummation of the Transactions will not (either alone or upon the

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occurrence of any additional or subsequent events) constitute an event under any Benefit Plan that will or may result in any payment (whether of severance pay or otherwise), or acceleration, vesting or increase in benefits with respect to any Employee, current or former Independent Contractor, consultant (or similar relationship) or director of any Azur Group Entity. No contractual commitments, undertakings or representations have been made or given to any Employee, current or former Independent Contractor, consultant (or similar relationship) or director of any Azur Group Entity regarding the continued operation, extension, amendment or replacement of or grants of awards or benefits under any Benefit Plan.

    (e)       Except as set forth in Section 3.9(e) of the Azur Disclosure Schedule, no amount paid or payable by the Azur Group Entities pursuant to any Benefit Plan or in connection with the consummation of the Transactions (either solely as a result thereof or as a result of such Transactions in conjunction with any other event) could constitute a “parachute payment” within the meaning of Section 280G of the Code that is subject to the imposition of an excise Tax under Section 4999 of the Code or that would not be deductible by reason of Section 280G of the Code.

    (f)        Except as set forth in Section 3.9(f) of the Azur Disclosure Schedule, no U.S. Benefit Plan is, and neither Azur nor any other trade or business (whether or not incorporated) which would be treated as a single employer with Azur under Section 414 of the Code has any current or potential liability with respect to, (i) a Multiemployer Plan, (ii) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA) or (iii) a plan subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA.

    (g)        Neither the Azur Group Entities, nor, to the Knowledge of Azur, any of their respective directors, officers, employees or agents has, with respect to any Benefit Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material tax imposed by Section 4975 of the Code, in each case applicable to the Azur Group Entities or any Benefit Plan or for which any Azur Group Entity has any indemnification obligation.

    (h)        Each Benefit Plan that is subject to Section 409A and/or Section 457A of the Code has been operated and administered in good faith compliance with Section 409A and Section 457A of the Code, as applicable.

     (i)         As of the date of this Agreement, there are no material Legal Proceedings pending with respect to or, to the Knowledge of Azur, threatened on behalf of or against any U.S. Benefit Plan, the assets of any trust under any U.S. Benefit Plan, or the plan sponsor, plan administrator or any fiduciary or any U.S. Benefit Plan with respect to the administration or operation of such Benefit Plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

    (j)         Each Benefit Plan that is intended to be “qualified” under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (“IRS”) to such effect or is the subject of an opinion letter, and, to the Knowledge of Azur, no fact, circumstance or event has occurred or exists that would reasonably be expected to materially and adversely affect the qualified status of any such Benefit Plan. With respect to each Benefit Plan, to the extent applicable Azur has made available to Jazz complete and accurate copies of (i) the most recent annual report on Form 5500 required to have been filed with the IRS for each Benefit Plan, including all schedules thereto; (ii) the most recent determination letter, if any, from the IRS for any Benefit Plan that is intended to be qualified under Section 401(a) of the Code; (iii) the plan documents and summary plan descriptions, or a written description of the terms of any Benefit Plan that is not in writing; (iv) any related trust agreements,

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insurance contracts, insurance policies or other documents of any funding arrangements; and (v) any material notices to or from the IRS or any office or representative of the Department of Labor or any similar Governmental Authority relating to any compliance issues in respect of any such Benefit Plan. All contributions, premiums and other payments required to be made with respect to any Benefit Plan have been timely made.

     (k)        Each Azur Option (i) constitutes, or was issued under a plan that constitutes, or prior to the filing of the Azur S-8 Registration Statement referred to in Section 5.8(i) will constitute, an “employee benefit plan” within the meaning of Rule 405 under the Securities Act, (ii) was issued to an “employee” within the meaning of General Instruction A.1(a) to Form S-8 under the Securities Act and (iii) is non-transferable by the holder thereof. Any consultants or advisors that were granted any Azur Options that remain outstanding as of the date hereof meet the criteria set forth in General Instruction A.1(a)(1)(i)-(iii) to Form S-8 under the Securities Act.

     (l)          Foreign Benefit Plans:

       (i)        Except as set forth in Section 3.9(l) of the Azur Disclosure Schedule: (i) each Foreign Benefit Plan is, and has been, to the Knowledge of Azur, established, registered (where required), qualified, administered, funded (where required) and invested in compliance in all material respects with the terms thereof and all applicable Laws, (ii) with respect to each Foreign Benefit Plan, to the Knowledge of Azur, all required filings and reports have been made in a timely manner with all Governmental Authorities, (iii) all obligations of any Azur Group Entity to or under the Foreign Benefit Plans (whether pursuant to the terms thereof or any applicable Laws) have been satisfied, and to the Knowledge of Azur, there are no outstanding defaults or violations thereunder by any Azur Group Entity, (iv) full payment has been made in a timely manner of all amounts which are required to be made as contributions, payments or premiums to or in respect of any Foreign Benefit Plan under applicable Laws or under any Foreign Benefit Plan, (v) no material taxes, penalties or fees are owing or assessable under any such Foreign Benefit Plan, (vi) to the Knowledge of Azur, no event has occurred with respect to any Foreign Benefit Plan which would result in the revocation of the registration of any registered Foreign Benefit Plan, or which would entitle any Person (without the consent of the sponsor of such Foreign Benefit Plan) to wind up or terminate any such Foreign Benefit Plan, in whole or in part, or could otherwise reasonably be expected to have an adverse effect on the tax status of any such Foreign Benefit Plan, (vii) no contribution holidays have been taken under any of the Foreign Benefit Plans, and (viii) the Foreign Benefit Plans established in Ireland and providing retirement benefits (the “Irish Pension Plans”) are defined contribution plans within the meaning of the Pensions Act 1990 (as amended) and no Azur Group Entity has any obligation or liability to contribute to the Irish Pension Plans.

       (ii)       To the Knowledge of Azur, there are no Legal Proceedings, investigations by the Irish Pensions Board, complaints to the Irish Pensions Ombudsman or claims (other than routine claims for benefits) in progress, outstanding, pending or threatened by any Employee, current or former independent contractor, consultant (or similar relationship) or director of any Azur Group Entity against either the provider of the PRSA or against any Azur Group Entity in respect of the PRSA or in respect of any act, event, omission or other matter arising out of or in connection with the PRSA or the provision of (or failure to provide) pension, death, sickness, disability or related benefits generally and, to the Knowledge of Azur, there are no circumstances which might give rise to any such Legal Proceedings, investigation or claim.

       (iii)      With respect to each Foreign Benefit Plan, to the extent applicable, Azur has made available to Jazz complete and accurate copies of (A) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan and (B) any document comparable to the determination letter reference under clause (ii) of Section 3.9(i)

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issued by a Governmental Authority relating to the satisfaction of law necessary to obtain the most favorable tax treatment.

       (iv)       Azur has at all times complied with its obligations under Part X of the Pensions Act 1990 (as amended), including in respect of the provision of employee access to, notification to employees of, to the extent applicable, and deduction of employee contributions and their payment to the PRSA. Azur has at all times complied with all applicable Laws in relation to the provision of retirement, death, disability, sickness and related benefits to and in respect of all current and former employees and officers. While Employees of Azur have been notified of their right to contribute to the PRSA, no Employees of Azur have opted to avail of the option to make contributions in to the PRSA. Except as disclosed in Section 3.9(l) of the Azur Disclosure Schedule, Azur is not and never has been liable, and has not promised, to make employer contributions to the PRSA in respect of any of its current and former employees or officers. Azur has no obligation to any person under the PRSA except under the documents referred to in this Section 3.9(l). With the exception of the PRSA and except as disclosed in Section 3.9(l) of the Azur Disclosure Schedule, (i) no Azur Group Entity is or has ever been a party, and has not proposed or announced that it will become a party, to any agreement, scheme, policy, contract, custom, practice or other arrangement (whether enforceable or not and whether or not funded for in advance) for the provision of pension, death, sickness, disability or other benefits to or in respect of any person, (ii) the Azur Group Entities have no present, future or contingent obligations (including any obligation to make contributions) in respect of the retirement, death or disability of any person, and (iii) the Azur Group Entities are not currently paying (whether on a voluntary basis or not), and has not promised to pay, any pension, retirement, sickness or disability gratuities to any person.

       (v)         All shares allotted or transferred pursuant to the Share Option Plan have been so allotted or transferred in accordance with the requirements of the rules of the Share Option Plan, applicable Law and Azur’s Articles of Association. To the Knowledge of the Azur Group Entities, no contractual commitments, undertakings or representations have been made or given to any employees or directors of any Azur Group Entity regarding the continued operation, extension, amendment or replacement of the Share Option Plan and there are no obligations on any Azur Group Entity to make any additional share awards under any Azur share plan or otherwise and no representations have been made to employees or directors of any Azur Group Entity in this regard. All liabilities of the Azur Group Entities in connection with all Azur Options and the Share Option Plan are paid up to date and no outstanding liabilities are owed by any Azur Group Entity to any party in respect of any Azur Option or the Share Option Plan and no actions, suits or claims are outstanding, pending or, to the Knowledge of Azur, threatened against any Azur Group Entity in respect of any act, event or omission or any other matter arising out of or in connection with any Azur Option or the Share Option Plan and, to the Knowledge of Azur, there are no circumstances which might give rise to any such action, suit or claim. There are no grounds on which any employee of any Azur Group Entity could bring a valid claim for age discrimination based on the provisions of the Share Option Plan and/or the operation thereof. Azur has not at any time given any financial assistance in connection with any Azur Option or the Share Option Plan which would be prohibited under applicable law. All Azur Options and awards under the Share Option Plan have been dealt with for accounting purposes in accordance with all applicable accounting regulations, standards and guidelines.

Section 3.10    Labor Relations; Compliance.

    (a)       No Azur Group Entity is a party to any collective bargaining agreement or other collective labor contract. Except as set forth in Section 3.10 of the Azur Disclosure Schedule, as of the date of this Agreement, there is not presently pending or existing and, to the Knowledge of Azur, there is not threatened, (i) any strike, slowdown, picketing, work stoppage, or employee grievance process, (ii) any Legal Proceeding against or affecting any Azur Group Entity relating to the alleged violation of

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any Laws or governmental regulations or contractual entitlement pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable or other Governmental Authority, or (iii) any application for certification of a collective bargaining agent.

    (b)        Except as set forth in Section 3.10 of the Azur Disclosure Schedule, the Azur Group Entities have complied with all applicable Law, Contracts, orders, rulings, decrees, judgments, arbitration, awards of any arbitrator or Government Authority and any other obligations of the Azur Group Entities due to or in connection with (a) any current or former Independent Contractor or consultant of the Azur Group Entities and (b) the Employees or their employment or any body representing them. Azur has paid and shall pay all sums due in relation to any current or former Independent Contractor or consultant of the Azur Group Entities and the Employees up to Closing (whether arising under common law, statute, equity or otherwise) including all remuneration, expenses, social insurance, pension contributions, liability to taxation, levies and other sums up to the date of Closing (other than amounts owing with respect to the current salary or work period which are not yet due). There are no sums owing to any current or former Independent Contractor or consultant of the Azur Group Entities or to any of the Employees other than reimbursements of expenses in accordance with the Azur Group Entities’ policies and wages or consulting/contracting fees for the applicable current salary or work period. As of the date of this Agreement, no current Employee who is a vice president or more senior has given notice terminating his contract of employment.

    (c)         Section 3.10(c)(i) of the Azur Disclosure Schedule contains a list of all employees of the Azur Group Entities in Ireland as of the date of this Agreement and Section 3.10(c)(ii) of the Azur Disclosure Schedule contains a list of all current employees of the Azur Group Entities in the U.S. as of the date of this Agreement. Azur has provided to Jazz prior to the date of this Agreement accurate information with respect to each of the employees listed on Sections 3.10(c)(i) and 3.10(c)(ii) of the Azur Disclosure Schedule of the following details: (1) their hire dates, (2) their job title, (3) their rate of pay or annual salary, (4) any other compensation payable to them (including housing allowances, transportation allowances, compensation payable pursuant to bonus, deferred compensation or commission arrangements or other compensation, and (5) any promises or binding commitments made to them with respect to changes or additions to their compensation or benefits. Except as set forth on Sections 3.10(c)(i) and 3.10(c)(ii) of the Azur Disclosure Schedule, there is no current employee of any Azur Group Entity who is not fully available to perform work because of disability or other leave.

    (d)        Except as set forth in Section 3.10(d) of the Azur Disclosure Schedule, the employment of each of the current Employees of the Azur Group Entities is terminable by the employer, in the case of employees of Azur Pharma Inc., at will, and in the case of employees of other Azur Group Entities, by the service of no more than three (3) months notice where such dismissal is fair. Azur has provided to Jazz accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of the employees of the Azur Group Entities.

     (e)        Azur provided to Jazz prior to the date of this Agreement with accurate details of the following with respect to each Person who is or was an Independent Contractor or consultant of any Azur Group Entity and who was paid in excess of $50,000 in 2010 or is reasonably expected to be paid in excess of $50,000 in 2011 or 2012: (i) the name of such Independent Contractor or consultant, the date as of which such Independent Contractor or consultant was originally engaged by the applicable Azur Group Entity and, if applicable, the date such Independent Contractor or consultant ceased providing services to the applicable Azur Group Entity, (ii) a general description of such Independent Contractor’s or consultant’s services, (iii) the aggregate dollar or euro (as applicable) amount of the compensation (including all payments or benefits of any type) received by such Independent Contractor or consultant

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from the Azur Group Entities with respect to services performed in the fiscal year ended December 31, 2010 and the first six months of 2011, and (iv) the terms of compensation of such Independent Contractor or consultant.

     (f)          To the Knowledge of Azur, no current or former Person serving as an independent contractor or consultant of the Azur Group Entities is reasonably expected to be deemed to be a misclassified employee of an Azur Group Entity or otherwise deemed an employee of an Azur Group Entity. No independent contractor or consultant is eligible to participate in any Benefit Plan. No Azur Group Entity has ever had any temporary or leased employees that were not treated and accounted for in all respects as employees of the Azur Group Entity.

Section 3.11     Taxes.

     (a)        Except as set forth in Section 3.11 of the Azur Disclosure Schedule,

       (i)       all material income Tax Returns required to be filed by or with respect to the Azur Group Entities have been timely filed, and such Tax Returns are complete and correct in all material respects;

       (ii)       all material Taxes due and payable by any Azur Group Entity (whether or not shown on any Tax Returns) have been timely paid (other than those Taxes being actively contested by the Azur Group Entities in good faith and by appropriate proceedings);

       (iii)     all material Taxes required to be withheld by the Azur Group Entities have been withheld and, to the extent required, have been paid over to the proper Taxing authorities; and

       (iv)      with respect to each Taxable period of the Azur Group Entities ending prior to the date of this Agreement, (i) the Tax Returns filed by the Azur Group Entities with respect to such period have either not been audited or have been audited and such audit has been completed without the issuance of any notice of deficiency or similar notice of additional liability, or (ii) the time for assessing Taxes with respect to such Taxable period has closed and such Taxable period is not subject to review by any Taxing authority.

     (b)        The U.S. Subsidiary has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

    (c)        The U.S. Subsidiary is not nor has it ever been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of foreign, state or local Law), and has no Liability for Taxes of any other Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of foreign, state or local Law), as a transferee or successor or otherwise.

     (d)        The Azur Group Entities are not aware of a claim ever being made in writing by a Governmental Authority in a jurisdiction where any Azur Group Entity does not file a Tax Return that it is or may be subject to taxation by that jurisdiction.

     (e)        There is no tax sharing agreement that will require any payment by the Azur Group Entities after the date of this Agreement.

    (f)          Azur is currently, and has at all times been, classified for U.S. federal income tax purposes as an association taxable as a corporation.

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          (g)             The representations and warranties in this Section 3.11 and those representations and warranties in Section 3.9 that relate to Tax matters shall constitute the sole and exclusive representations and warranties regarding the Taxes of the Azur Group Entities.

Section 3.12      Litigation.     Section 3.12 of the Azur Disclosure Schedule sets forth each instance in which any Azur Group Entity (a) is subject to any Governmental Order that remains unsatisfied in any material respect or (b) is a party to any Legal Proceedings, or to the Knowledge of Azur, is threatened to be a party to any such Legal Proceeding in the case of each of clauses “(a)” and “(b)” that would individually or in the aggregate, reasonably be expected to be material to the Azur Group Entities’ business or assets. Except as set forth in Section 3.12 of the Azur Disclosure Schedule, to the Knowledge of the Azur Group Entities, no event has occurred, and no claim, dispute or other condition exists, that will or would reasonably be expected to give rise to or serve as the basis for the commencement of any material Legal Proceeding that (i) involves the Azur Group Entities or any of their assets, (ii) challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with the Transactions in any material respect, or (iii) relates to the ownership of capital stock of any Azur Group Entity, or any options or other rights with respect to such capital stock, or the right to receive any consideration pursuant to this Agreement or the Related Agreements.

Section 3.13      Regulatory Matters.

    (a)         Except as set forth in Section 3.13(a) of the Azur Disclosure Schedule, since August 1, 2007, the Azur Group Entities have conducted, and continue to conduct, the business of the Azur Group Entities in all material respects in compliance with all applicable Laws and outstanding Governmental Orders, and the Azur Group Entities are not in violation in any material respect of any applicable Law or Governmental Order. No event has occurred, and no condition or circumstance exists, that will (with or without the notice or lapse of time) constitute or result in a material violation by any Azur Group Entity of, or a material failure on the part of any Azur Group Entity to comply with any applicable Law. Without limiting the foregoing, since August 1, 2007, except as set forth on Section 3.13(a) of the Azur Disclosure Schedule:

       (i)          the Azur Group Entities have conducted, and continue to conduct, the business of the Azur Group Entities in all material respects in compliance with all statutes, rules and regulations enforced or administered by United States Food and Drug Administration (“FDA”) with respect to the collection, manufacture, processing, holding, storing, testing, distribution and marketing of the Approved Products. Except as set forth in Section 3.13(a)(i) of the Azur Disclosure Schedule, the Azur Group Entities have adhered in all material respects, and continue to adhere in all material respects, to the provisions of the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.) and all applicable regulations and guidance thereunder, including, but not limited to the following, to the extent applicable to the Approved Products: (A) the requirement for all necessary approvals, permits, and licenses, (B) any requirements required under the statutes enforced by or regulations promulgated by the FDA, (C) Good Manufacturing Practices, (D) establishment registration and product listing, and (E) label, labeling and advertising requirements. Except as set forth in Section 3.13(a)(i) of the Azur Disclosure Schedule, (1) the Azur Group Entities are not in receipt of any FDA notice of, or to the Knowledge of the Azur Group Entities, subject to, any FDA adverse inspection, finding of any material deficiency, finding of any material non-compliance, compelled or voluntary recall, investigation, penalty for corrective or remedial action or other compliance or enforcement action, in each case related to the Azur Group Entities’ business or to the facilities in which products for the Azur Group Entities’ business are manufactured, collected or handled, (2) since August 1, 2007, no Approved Product at the time sold or distributed by an Azur Group Entity has been recalled, suspended or discontinued as a result of any action by the FDA or by any Azur Group Entity, and (3) to the Knowledge of Azur, no claims in the United

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States or outside the United States (whether completed or pending) seeking the recall, withdrawal, suspension or seizure of any Approved Product are pending or threatened against any Azur Group Entity.

(ii)    To the Knowledge of the Azur Group Entities, all manufacturing operations conducted by, or on behalf of, the Azur Group Entities relating to the manufacturing and testing of all Approved Products or Product Candidates are being conducted in compliance with Good Manufacturing Practices in all material respects.

(b)       Except as set forth in Section 3.13(b) of the Azur Disclosure Schedule, all approvals, permits, licenses, consents, waivers, certifications, decrees, registrations, qualifications, clearances or other authorizations issued, granted, given or otherwise made available or the expiration or termination of any applicable waiting period by or under the authority of all Governmental Authorities (collectively, “Permits”) that are materially necessary to permit the Azur Group Entities to carry on their businesses as currently conducted have been obtained, are in full force and effect and are being complied with in all material respects. To the Knowledge of the Azur Group Entities, since August 1, 2007, there has been no violation, cancellation, revocation or default of any material Permit. To the Knowledge of Azur Group Entities, except as set forth in Section 3.13(b) of the Azur Disclosure Schedule, since August 1, 2007, the Azur Group Entities have not received any written notice that any Governmental Authority has commenced or may commence any action to withdraw any Permit for a product or to limit the ability of any Azur Group Entity to manufacture, market or distribute any product.

(c)      Except as set forth in Section 3.13(c) of the Azur Disclosure Schedule, since August 1, 2007, no Azur Group Entity has received any written notice of, and to the Knowledge of Azur, no Azur Group Entity is under investigation with respect to, any material violation of, or any obligation to take material remedial action under, any applicable Laws or Permits.

(d)      Except as set forth in Section 3.13(d) of the Azur Disclosure Schedule, the Azur Group Entities have not received any written notification of any pending or, to the Knowledge of Azur, threatened, claim, suit, proceeding, hearing, enforcement, audit, investigation, warning letter, consent decree, consent agreement, corporate integrity agreement, arbitration or other action from any Governmental Authority, including, the FDA, the Drug Enforcement Administration (the “DEA”), the Centers for Medicare & Medicaid Services, the U.S. Department of Health and Human Services Office of Inspector General and the U.S. Department of Veterans Affairs Office of Inspector General, alleging potential or actual material non-compliance by, or material liability of, any Azur Group Entity under any applicable Laws. No Azur Group Entity is a party to a corporate integrity agreement with the Office of the Inspector General of the Department of Health and Human Services or a consent decree with any Governmental Authority. No Azur Group Entity has reporting obligations pursuant to any settlement agreement entered into with any Governmental Authority.

(e)      Section 3.13(e) of the Azur Disclosure Schedule lists (i) all Notices of Inspectional Observations (Form 483), (ii) all establishment inspection reports, (iii) all recall letters and warning letters, in each case (clauses (i), (ii) and (iii)), received by the Azur Group Entities from the FDA, and the responses thereto submitted by the Azur Group Entities relating to the products manufactured or distributed by or for the Azur Group Entities that have been received since August 1, 2007, and (iv) all written communications (including by email) between the FDA and the Azur Group Entities or third parties authorized to communicate on behalf of the Azur Group Entities, dated August 5, 2008 through the date hereof. A copy of all of the items listed in Section 3.13(e) has been provided to Jazz. To the extent not legally prohibited, Azur shall promptly provide to Jazz all written communications and information and records regarding all of the items set forth in this Section 3.13 arising after the date hereof through the Closing Date that are material, but in no event later than five (5) Business Days after receipt or production thereof.

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(f)             Prior to the date hereof, Azur has provided to Jazz true and correct copies of all material outstanding Governmental Orders in force on the date hereof specifically applicable to any Azur Group Entity.

(g)             Except as set forth on Section 3.13(g) of the Azur Disclosure Schedule, the Azur Group Entities have (i) timely filed with the appropriate Governmental Authority all material reports required by applicable Laws or any material rebate or refund agreement to be filed by or on behalf of the Azur Group Entities with respect to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8), Medicare Part B average sales price (42 U.S.C. § 1395w-3a(c)), and non-federal average manufacturer price (38 U.S.C. § 8126(h)(5)), and each such report has been complete and accurate in all material respects, and (ii) timely paid all material rebate or refund amounts due and owing to a Governmental Authority in accordance with applicable Laws and any material rebate or refund agreements entered into with such Governmental Authority. No material deficiency with respect to such reports, rebates or refunds has been asserted in writing or otherwise against the Azur Group Entities with respect to the Approved Products.

(h)            To the Knowledge of the Azur Group Entities, no Azur Group Entity has made any materially false statements on, or material omissions from, the applications, approvals, reports and other submissions to any Governmental Authority or from any other records and documentation prepared or maintained to comply with the requirements of any Governmental Authority relating to the products.

(i)              No Azur Group Entity or, to the extent it would affect their service as such, any officer, key employee or agent of any Azur Group Entity has been convicted of any crime or engaged in any conduct that has or would reasonably be expected to result in (i) debarment under 21 U.S.C. § 335a or any similar state law or regulation or (ii) exclusion under 42 U.S.C. § 1320a-7 or any similar state law or regulation.

(j)             Except as set forth in Section 3.13(j) of the Azur Disclosure Schedule, no Azur Group Entity or, in connection with their service as such, any director, officer, agent, employee or other person acting on behalf of any Azur Group Entity has used any corporate funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures related to political activity to government officials or others. No Azur Group Entity or, in connection with their service as such, any director, officer, agent, employee or other person acting on behalf of any Azur Group Entity, has accepted or received any unlawful contributions, payments, gifts or expenditures.

(k)            To the Knowledge of the Azur Group Entities, no director or officer of any of the Azur Group Entities has, directly or indirectly, made false or misleading statements to, or attempted to coerce or fraudulently influence, an accountant in connection with any audit, review, or examination of the financial statements with respect to any of the Azur Group Entities.

(l)              Neither the Azur Group Entities nor any of their Affiliates is in receipt of any payment, guarantee, financial assistance or other aid from a Governmental Authority that was not, but should have been, notified to the European Commission under Article 108 of the Treaty on the Functioning of the European Union for decision declaring such aid to be compatible with the common market, or which has been found to be incompatible with the common market.

Section 3.14    Environmental Matters.

(a)            Except as described in Section 3.14 of the Azur Disclosure Schedule:

       (i)        each of the Azur Group Entities is in compliance with all applicable Environmental Laws, including, the possession of all Permits, required under applicable Environmental Laws and compliance with their terms and conditions;

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      (ii)        no Azur Group Entity has received notice of a civil, criminal or administrative suit, claim, action, proceeding or investigation under any Environmental Law relating to any property or facility owned, operated or leased, by any of them;

      (iii)        no Azur Group Entity has received from any Governmental Authority written notice that it has been named or may be named as a responsible or potentially responsible party under any Environmental Law for any site contaminated by Hazardous Substances; and

      (iv)        to the Knowledge of the Azur Group Entities, no portion of any property currently owned, leased or occupied by any Azur Group Entity is Contaminated.

Section 3.15    Real Property.    No Azur Group Entity owns any real property. Section 3.15 of the Azur Disclosure Schedule contains a list of all leases pursuant to which any Azur Group Entity leases real property as tenant or licenses as licensee (the “Leased Real Property”). Except as set forth in Section 3.15 of the Azur Disclosure Schedule, the Azur Group Entities have a valid leasehold interest in, or right to use, as applicable, all of the Leased Real Property (including all rights, privileges and appurtenances pertaining or relating thereto) free and clear of any and all encumbrances or Liens, except for Permitted Liens. Except as set forth in Section 3.15 of the Azur Disclosure Schedule, the Azur Group Entities are in compliance with all material terms of all leases with respect to the Leased Real Property. All deeds and documents necessary to prove good and marketable title to the Leased Real Property are in the Azur Group Entity’s possession. To the Knowledge of the Azur Group Entities, the Azur Group Entity is in exclusive occupation of the entire of the Leased Real Property covered by the applicable lease and no other person has any right (actual or contingent) to possession or occupation of the Leased Real Property covered by the applicable lease. To the Knowledge of the Azur Group Entities, there are no notices, orders, agreements, actions or proceedings that would adversely affect the value of any of the Leased Real Property or the use and enjoyment of the Leased Real Property or would lead to any material liability upon the Azur Group Entity.

Section 3.16    Certain Business Relationships With Affiliates.    Section 3.16 of the Azur Disclosure Schedule sets forth each Contract between any Azur Group Entity and any Related Party. Except as set forth in Section 3.16 of the Azur Disclosure Schedule, no Azur Group Entity is party to any Contract with any current officer of any Azur Group Entity. Except as set forth in Section 3.16 of the Azur Disclosure Schedule, no Related Party: (i) owns any material property or right, tangible or intangible, that is used by any Azur Group Entity, (ii) is indebted to any Azur Group Entity, (iii) in the case of current officers or directors (other than those who are only directors and/or officers of one or more Azur Group Entities organized in Bermuda), is competing or has ever competed, directly or indirectly, with any Azur Group Entity, or (iv) has any claim or right against any Azur Group Entity other than option rights or the right to receive compensation and benefits for services provided as an employee or director. Each Contract set forth in Section 3.16 of the Azur Disclosure Schedule has been duly and validly authorized by the applicable Azur Group Entity in compliance with applicable Law.

Section 3.17    Absence of Certain Changes.    Except as set forth in Section 3.17 of the Azur Disclosure Schedule, as of the date of this Agreement, since the date of the Latest Balance Sheet, there has been no: (a) Effect that in combination with all other Effects has had, or would reasonably be expected to have, an Azur Material Adverse Effect, (b) material loss, damage or destruction to, or material interruption in, the use of, Azur Group Entities’ material assets, or (c) action or omission that, if such action were to be taken or occurred during the Pre-Closing Period, would violate any of the provisions of clauses (i) through (xxv) of Section 5.4(a).

Section 3.18    Brokers and Finders.    Azur has not used any broker or finder in connection with the Transactions other than the Azur Financial Advisor, and no other broker, finder or investment

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banker is entitled to any fee or commission in connections with the Transactions, and no Person is or may become entitled to receive any fee or other amount from any Azur Group Entity in connection with the Transactions.

Section 3.19    Full Disclosure.      To the Knowledge of the Azur Group Entities, no representation or warranty of Azur contained in this Agreement, and no statement contained in the Azur Disclosure Schedule, contains or will contain any untrue statement of a material fact, or omit to state a material fact necessary in order to make such representations, warranties and statements contained herein or therein (in light of the circumstances under which such representations, warranties and statements were made) not false or misleading in any material respect.

Section 3.20    NO OTHER REPRESENTATIONS OR WARRANTIES.    EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III OR IN THE RELATED AGREEMENTS, AZUR DOES NOT MAKE ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE AZUR GROUP ENTITIES OR THEIR ASSETS, LIABILITIES OR BUSINESSES.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF JAZZ

Except as set forth in the Jazz SEC Reports filed with the SEC prior to the date hereof (except for cautionary, predictive or forward-looking statements contained therein), Jazz hereby makes to Azur each of the representations and warranties contained in this Article IV.

Section 4.1        Due Incorporation.  Jazz is a corporation duly organized, validly existing and in good standing under the laws of Delaware with all requisite power and authority to own and operate its assets and properties as they are now being owned and operated.

Section 4.2        Due Authorization.  Jazz has all requisite power and authority to enter into this Agreement and the Related Agreements to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Jazz of this Agreement and the Related Agreements to which it is or will be a party have been duly and validly approved by the board of directors of Jazz and no other corporate actions or proceedings on the part of Jazz are necessary to authorize this Agreement, such Related Agreements and the transactions contemplated hereby and thereby, except for: (a) the filing of the Certificate of Merger with the Delaware Secretary of State and (b) obtaining the approval and adoption by the stockholders of Jazz of the Merger by the Required Jazz Vote. Jazz has duly and validly executed and delivered this Agreement and has duly and validly executed and delivered (or prior to or at the Closing will duly and validly execute and deliver) the Related Agreements to which it is or will be a party. This Agreement constitutes the legal, valid and binding obligation of Jazz, and the Related Agreements to which Jazz is or will be a party, upon execution and delivery by Jazz, will constitute legal, valid and binding obligations of Jazz, in each case enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally and by equitable principles.

Section 4.3        Consents and Approvals; No Violations.  Except for: (a) filings under the HSR Act and (b) filings to be made with the SEC and NASDAQ, the execution, delivery and performance by Jazz of this Agreement and the Related Agreements to which it is or will be a party will not (i) contravene, conflict with or violate any of the terms of, or the requirements of any Law, or Governmental Order applicable to Jazz, (ii) require any material filing or material registration by Jazz with, or material consent or material approval with respect to Jazz of, any Governmental Authority, (iii)

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violate or conflict with the Governing Documents of Jazz, or (iv) contravene, conflict with or violate, in each case, in any material respect, any of the terms of, or requirements of, or give any Governmental Authority the right to revoke or withdraw or suspend, cancel, terminate or modify any material Permit held by Jazz.

Section 4.4    Capitalization; Structure.

(a)          As of September 15, 2011, the authorized capital stock of Jazz consisted of (i) 150,000,000 shares of Jazz Common Stock, of which (A) 42,100,241 were issued and outstanding, (B) 8,777,552 were reserved and remained available for future issuance under the Jazz Equity Plans, (C) 5,573,419 were subject to outstanding options to acquire shares of Jazz Common Stock (such options, collectively with any similar options granted after the date hereof, the “Jazz Options”), (D) 3,108,591 were subject to outstanding warrants to acquire shares of Jazz Common Stock (such warrants, the “Jazz Warrants”), (E) 4,971 were subject to issuance under vested Jazz Stock Awards, and (F) 94,975 were credited to director stock accounts under the Deferred Plan (such shares, collectively with any additional shares credited to director stock accounts under the Deferred Plan after the date hereof, the “Jazz Phantom Shares”); and (ii) 20,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares were outstanding. All of the issued and outstanding shares of capital stock of Jazz are duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.

(b)          All of the issued outstanding shares of capital stock or other equity interests of each of Jazz’s Subsidiaries have been validly issued, are (to the extent such concept is applicable to the equity interest) fully paid and nonassessable, are free of preemptive rights, and are owned directly or indirectly by Jazz, free and clear of all Liens. Neither Jazz nor any of its Subsidiaries directly or indirectly owns any equity interest in any Person, other than the Subsidiaries of Jazz, that is or would be expected to be material to Jazz and its Subsidiaries taken as a whole. Except for (i) the Jazz Warrants, (ii) the Jazz Options, (iii) the Jazz Phantom Shares, (iv) the vested Jazz Stock Awards and (v) rights under Jazz’s employee stock purchase plan, as of the date this Agreement there are no outstanding options, warrants or other rights of any kind to acquire from Jazz or any of its Subsidiaries, or obligations of Jazz or its Subsidiaries to issue, shares of capital stock of any class of, or other equity interests in, Jazz. All outstanding Jazz Warrants, Jazz Options, Jazz Stock Awards, Jazz Phantom Shares, and rights under Jazz’s employee stock purchase plan were issued in the ordinary course of business and none of the Jazz Warrants, Jazz Options, Jazz Phantom Shares, or rights under Jazz’s employee stock purchase plan were issued in anticipation of the Transactions or any other business combination or for the purpose of avoiding the application of Section 7874 of the Code.

Section 4.5    Litigation; Orders.  Except as set forth in the Jazz SEC Reports, there are no Legal Proceedings pending or, to the Knowledge of Jazz, threatened in writing against Jazz or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to be material to Jazz’s business or assets. Neither Jazz nor any of its Subsidiaries is subject to any Governmental Order that remains unsatisfied in any material respect that would, individually or in the aggregate, reasonably be expected to be material to Jazz’s business or assets.

Section 4.6    SEC Reports; Financial Statements.

(a)          Jazz has filed all forms, reports and documents (including all Exhibits, Schedules and Annexes thereto) required to be filed by it with the SEC since January 1, 2009, including any amendments or supplements thereto (collectively, the “Jazz SEC Reports”). As of their respective dates, none of the Jazz SEC Reports (and, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contained, and none of the Jazz SEC Reports filed after the date of this Agreement and prior to the Closing Date (and, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) will contain, any untrue statement of a material fact or

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omitted (or will have omitted) to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)          The financial statements (including all related notes and schedules thereto), contained or that will be contained in the Jazz SEC Reports (or incorporated therein by reference) (the “Jazz Financial Statements”) fairly present or will fairly present, as the case may be, in all material respects the consolidated financial position and results of operations and cash flows of Jazz and its Subsidiaries for the respective periods or as of the respective dates set forth therein, in each case in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as otherwise indicated therein and except, in the case of unaudited Jazz Financial Statements, for changes resulting from normal and recurring year-end adjustments).

(c)           Jazz (i) maintains disclosure controls and procedures required by Rule 13a-15 under the Exchange Act that are designed to provide reasonable assurances that information relating to Jazz that is required to be disclosed in the reports that Jazz files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Jazz’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) and (ii) has disclosed since January 1, 2009 to Jazz’s auditors and the audit committee of the board of directors of Jazz (x) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to materially and adversely affect Jazz’s ability to record, process, summarize and report financial information and (y) any fraud, to the Knowledge of Jazz, whether or not material, that involves management or other employees who have a significant role in Jazz’s internal controls over financial reporting. All such disclosures were made in writing by management to Jazz’s auditors and audit committee and a copy has previously been made available to Azur. For purposes of this Section 4.6(c), the terms “material weakness” and “significant deficiency” shall have the meanings assigned to such terms in Rule 1-02 of Regulation S-K, as in effect on the date of this Agreement.

Section 4.7    Investigation; Limitation on Warranties.

(a)          Jazz acknowledges and agrees that none of Azur or any of the other Azur Group Entities, nor any other Person acting on behalf of any of Azur, any of the other Azur Group Entities or any of their respective Affiliates or Representatives has made any representation or warranty to Jazz or any of its Representatives, express or implied, as to the accuracy or completeness of any information regarding Azur or any of its Subsidiary or their respective businesses or assets, except as set forth in this Agreement or (including the Azur Disclosure Schedule). Jazz further agrees that no Indemnitor will have or be subject to any liability to Jazz, Azur, or their respective Affiliates or their Representatives resulting from the distribution or use by Jazz, Azur, any Affiliate thereof or any of their agents, consultants, accountants, counsel or other representatives of the Confidential Information Memorandum prepared by Lazard Middle Market LLC, sent to Jazz on May 20, 2011 and any legal opinions, memoranda, summaries or any other information, document or material made available to Jazz or its Affiliates or representatives in certain “data rooms,” management presentations or any other form otherwise provided in expectation of the transactions contemplated by this Agreement, in each case except to the extent such information, document or material is the subject of a representation or warranty contained in this Agreement. Notwithstanding anything to the contrary, nothing in this Section 4.7(a) or elsewhere in this Agreement shall relieve any Person from liability with respect to fraud.

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(b)             Jazz acknowledges that it is relying on its own investigation and analysis in entering into the transactions contemplated hereby. Jazz is knowledgeable about the industries in which the Azur Group Entities operate and is capable of evaluating the merits and risks of the Transactions contemplated by this Agreement and are able to bear the substantial economic risk of such investment for an indefinite period of time. Jazz has fully reviewed this Agreement, the Azur Disclosure Schedule, the materials referenced therein and the materials in the “data room” relating to the transactions contemplated by this Agreement.

(c)             In connection with Jazz’s investigation of the Azur Group Entities, Jazz has received from or on behalf of Azur certain projections, including projected statements of operating revenues and income from operations of the Azur Group Entities and certain business plan information of the Azur Group Entities. Jazz acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Jazz is familiar with such uncertainties, that Jazz is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that Jazz shall have no claim against any Indemnitor or any other Person with respect thereto. Accordingly, Azur makes no representation or warranty whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts).

Section 4.8      Brokers, Finders.  Except for the services of the Jazz Financial Advisor, neither Jazz nor any of its Subsidiaries has employed, or is subject to any valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission in connection with such transactions.

Section 4.9      Opinion of Jazz Financial Advisor.  The board of directors of Jazz has received the opinion of the Jazz Financial Advisor, dated the date of this Agreement, to the effect that the Merger Consideration is fair from a financial point of view to Jazz’s stockholders, and such opinion contains the consent of the Jazz Financial Advisor to the inclusion in full of the text of such opinion in any proxy or information statement relating to the Merger which Jazz must, under any applicable Law, file with any government agency or distribute to its stockholders and where such filing must include the Opinion.

Section 4.10    Board Approval.  The board of directors of Jazz, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (a) determined that the transactions contemplated by this Agreement are fair to and in the best interests of Jazz and its stockholders, (b) approved and adopted this Agreement and the Merger described herein and (c) determined to recommend to the stockholders of Jazz that such stockholders adopt this Agreement and directed that this Agreement be submitted for consideration by Jazz’s stockholders at a meeting of the Jazz’s stockholders.

Section 4.11    Required Stockholder Vote.  The affirmative vote of holders of a majority of the voting power of the shares of Jazz Common Stock outstanding on the applicable record date is the only vote of the holders of any class of capital stock of Jazz necessary to approve the Merger (the “Required Jazz Vote”).

Section 4.12    Antitakeover Statute.  Jazz has taken or will take prior to the Closing all action necessary to exempt the Merger and this Agreement and the transactions contemplated hereby from the provisions of Section 203 of the DGCL.

Section 4.13    Intellectual Property.

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(a)            To the Knowledge of Jazz and except as disclosed in Jazz’s SEC Documents, a Jazz Group Entity owns, co-owns or otherwise possesses legally enforceable rights in and to all Material Jazz IP Rights, free and clear of all Liens, pledges, charges, leases, mortgages and other encumbrances (other than Permitted Liens), and, in the case of Material Jazz IP Rights owned or co-owned by the Jazz Group Entities, also free and clear of exclusive licenses and non-exclusive licenses not granted in the ordinary course of business. Except as disclosed in Jazz’s SEC documents, no third party is challenging the right, title or interest of the applicable Jazz Group Entity or, to Jazz’s Knowledge any licensor of any Jazz Group Entity in, to or under the Material Jazz IP Rights, or the validity or enforceability of any Patent Rights comprising the Material Jazz IP Rights owned or co-owned or exclusively licensed to any Jazz Group Entity. Except as disclosed in Jazz’s SEC Documents, there is no opposition, protest, interference, cancellation, reexamination, reissue, proceeding, objection or claim involving a third party pending with regard to any Material Jazz IP Rights and the Material Jazz IP Rights are not subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority.

(b)            To the Knowledge of Jazz, as of the date of this Agreement, no Material Jazz IP Rights are being infringed or misappropriated by any third party.

(c)            To the Knowledge of Jazz, the conduct of the current business of the Jazz Entities in relation to the Jazz Products does not infringe or constitute contributory infringement, inducement to infringe, misappropriation or unlawful use of any valid and enforceable IP Rights of any third party.

(d)             Neither the execution, delivery or performance of this Agreement and the Related Agreements by Jazz nor the consummation by Jazz of the transactions contemplated by this Agreement and the Related Agreements will (i) contravene, conflict with or result in any limitation on Jazz’s right, title or interest in or to any of the Material Jazz IP Rights, (ii) result in a breach of, default under or termination of any Contract that is material to Jazz’s business insofar as it relates to the Jazz Products, (iii) cause the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Material Jazz IP Rights or (iv) by the terms of any Contract, cause a reduction of any royalties or other payments Jazz would otherwise be entitled to with respect to any of the Material Jazz IP Rights, except as would not reasonably be expected to have a Jazz Material Adverse Effect.

(e)            No Material Jazz IP Rights have been abandoned, and the Material Jazz IP Rights have been and continue to be timely prosecuted, all necessary maintenance fees, annuities and renewals have been (or, with respect to licenses, to Jazz’s Knowledge, have been) timely paid to continue all such rights in effect, and none of Jazz’s Patent Rights with respect to Jazz Products have expired, lapsed, been declared invalid (in whole or in part), or declared unenforceable by any Governmental Authority.

Section 4.14   Regulatory Matters.

(a)            To the Knowledge of Jazz, since December 31, 2009, the Jazz Group Entities have conducted, and continue to conduct, the business of the Jazz Group Entities in all material respects in compliance with all Laws and outstanding Governmental Orders, and the Jazz Group Entities are not in violation in any material respect of any applicable Law or Governmental Order. Except as set forth in Jazz’s SEC filings, to the Knowledge of the Jazz Group Entities, no event has occurred, and no condition or circumstance exists, that will (with or without the notice or lapse of time) constitute or result in a material violation by any Jazz Group Entity of, or a material failure on the part of any Jazz Group Entity to comply with any Law. Without limiting the foregoing, the Jazz Group Entities are, and at all times have been, in compliance in all material respects with the corporate integrity agreement and related agreements to which they are bound.

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  (b)         Except as disclosed in Jazz’s SEC filings, the Jazz Group Entities have not received any written notification of any pending or, to the Knowledge of Jazz, threatened, claim, suit, proceeding, hearing, enforcement, audit, investigation, warning letter, consent decree, consent agreement, corporate integrity agreement, arbitration or other action from any Governmental Authority, including, the FDA, the DEA, the Centers for Medicare & Medicaid Services, the U.S. Department of Health and Human Services Office of Inspector General and the U.S. Department of Veterans Affairs Office of Inspector General, alleging potential or actual material non-compliance by, or material liability of, any Jazz Group Entity under any Laws.

  (c)          Except as disclosed in Jazz’s SEC filings, no Jazz Group Entity or, to the Knowledge of the Jazz Group Entities, to the extent it would affect their service as such, any officer, key employee or agent of any Jazz Group Entity has been convicted of any crime or engaged in any conduct that has or would reasonably be expected to result in (i) debarment under 21 U.S.C. § 335a or any similar state law or regulation or (ii) exclusion under 42 U.S.C. § 1320a-7 or any similar state law or regulation.

Section 4.15   Trading Policy.  Jazz has in place customary policies that restrict trading in Jazz securities by certain Jazz Representatives, including policies that restrict certain Jazz Representatives from trading in Jazz securities outside of certain “window” periods (the “Window Policy”), which Window Policy is subject to certain customary exceptions including, but not limited to, purchases or sales of Jazz securities made pursuant to, and in compliance with, a written plan that meets the requirements of Rule 10b5-1 under the Exchange Act (and the Window Policy).

ARTICLE V

COVENANTS OF THE PARTIES

Section 5.1      Access to Information; Confidentiality.

   (a)         During the Pre-Closing Period, subject to the Confidentiality Agreement, Azur shall, and shall cause its Subsidiaries to, give Jazz and Jazz’s Representatives, upon reasonable notice, reasonable access during normal business hours to the offices, facilities, books and records of the Azur Group Entities, shall make the officers and employees of the Azur Group Entities available to Jazz and its Representatives, and furnish to Jazz and its accountants, counsel and other Representatives all such information and data concerning the Azur Group Entities and the Reorganization in the Azur Group Entities’ possession or control as Jazz or its Representatives may reasonably request (except to the extent that such information is subject to attorney-client or any similar privilege), in each case as Jazz and its Representatives shall from time to time reasonably request and to the extent that such access and disclosure would not obligate the Azur Group Entities to take any actions that would unreasonably disrupt the normal course of their businesses or violate the terms of any contract to which the Azur Group Entities is bound or any applicable Law.

  (b)         Jazz and its Representatives shall treat and hold strictly confidential any Information (as defined in the Confidentiality Agreement) in accordance with the terms of the Confidentiality Agreement.

Section 5.2      Filings; Other Actions; Notification.

  (a)          Each of the Parties shall use (and shall cause its respective Subsidiaries, officers and directors, and shall use reasonable best efforts to cause its Affiliates, and Representatives, to use) their respective reasonable best efforts as soon as practicable to take or cause to be taken all actions, and to do or cause to be done all things, necessary, proper or advisable on its part under applicable Law, this Agreement and the Related Agreements to consummate and make effective the Transactions and any

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other transaction contemplated by the Related Agreements, including: (i) preparing and filing with the SEC the filings described in Section 5.8 and all necessary amendments or supplements to those filings; (ii) preparing, providing and filing all documentation and other information to effect all necessary notices, reports, applications, filings and other submissions, and to obtain as promptly as is practicable all consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications, decisions, determinations or other permissions or actions necessary or advisable to be obtained from any Governmental Authority or any other Person in order to consummate the Transactions or any other transaction contemplated by the Related Agreements; (iii) providing all such information concerning such Party, its Subsidiaries and its officers, directors, employees, partners and Affiliates as may be necessary or reasonably requested in connection with any of the foregoing; and (iv) avoiding the issuance or entry of, or have vacated or terminated, any decree, order, injunction, judgment, decision or determination that would, in whole or in part, restrain, prevent or delay the consummation of the Transactions or any other transaction contemplated by the Related Agreements; provided, however, that notwithstanding anything else to the contrary in this Agreement or any Related Agreement, Jazz shall not be required to offer or agree to sell, hold separate, divest, transfer or dispose of, or accept any restriction or impairment with respect to the operation of, before or after the Closing, any material assets, operations, rights, product lines, business or interest therein of Jazz or any of its Subsidiaries, or of any Azur Group Entity, and that no Azur Group Entity shall do any of the foregoing without the advance written consent of Jazz (acting in its sole discretion).

(b)        Each of the Parties shall cooperate regarding, and keep the other Parties reasonably apprised of the status of, matters relating to the completion of the Transactions and work cooperatively in connection with (i) obtaining all necessary notices, reports, applications, filings and other submissions, and to obtain as promptly as is practicable all consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications, decisions, determinations or other permissions or actions of any Governmental Authority and (ii) all other communications with any Governmental Authority (which for purposes of this Section 5.2 includes staff of Governmental Authorities and any elected member of a Governmental Authority and their staff) with respect to the Transactions. In that regard, each Party shall: (A) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others orally of), any communications from or with any Governmental Authority with respect to the Transactions; (B) permit the other Parties to review and discuss in advance, and consider in good faith the views of the others in connection with, any proposed written (or any proposed oral) communication with any such Governmental Authority with respect to the Transactions; (C) furnish the other Parties with unredacted copies of all correspondence, filings and communications (including memoranda setting forth the substance thereof, including summaries of any meetings or communications for which the others were not present) between it and any such Governmental Authority with respect to the Transactions, provided, however, that (1) materials can be redacted with respect to information whose distribution to the other party is prohibited by law or clearly prohibited by contract; and (2) access to unredacted materials may be restricted to a party’s outside counsel as is believed to be necessary in order to address reasonable concerns regarding confidentiality and/or the preservation of legal or other similar privilege so long as redacted versions, whose redactions are narrowly tailored to address those concerns, are then also made available to the other Parties; and (D) furnish the other Parties with such information and assistance as the others may reasonably request in connection with their preparation of necessary filings or submissions of information to any such Governmental Authority. Each Party may, as each deems reasonably necessary, designate competitively sensitive material provided to the other Parties under this Section 5.2 as “outside counsel only.” Such competitively sensitive material and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express written permission is obtained in advance from the source of the materials or its legal counsel.

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  (c)        Without limiting the generality of the undertakings provided in this Section 5.2, the Parties hereto agree to take or cause to be taken the following actions: (i) submitting as soon as reasonably practicable following the execution of this Agreement, with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) any Notification and Report Forms relating to the Transactions required by the HSR Act; and (ii) promptly providing the FTC and DOJ such other filings, information and documents reasonably requested or necessary, proper or advisable to permit consummation of the Transactions or any other transaction contemplated by the Related Agreements.

Section 5.3    Further Assurances; Reorganization; Satisfaction of Conditions.  The Parties agree that, from time to time, whether before, at or after the Closing Date, each of them will execute and deliver such further instruments of conveyance and transfer and take such other actions as may be necessary to carry out the purposes and intents of this Agreement. Without limiting the generality of the foregoing:

  (a)        Azur shall, and shall cause its Subsidiaries to, use their reasonable best efforts to take such steps as are necessary to effect the Reorganization specifically as described on Schedule 1 hereto or as otherwise mutually and reasonably agreed by Azur and Jazz. If the Parties agree to a deviation from Schedule 1 in accordance with this Section 5.3(a) (in which case, the Parties shall cause Schedule 1 to be revised accordingly), then for purposes of this Agreement and the Azur Support Agreement, all references to Schedule 1 shall be deemed to be references to Schedule 1 as so revised. Azur shall make available to Jazz in a timely manner for review and comment all drafts of the documents governing or effecting the Reorganization and all other instruments or documentation relating to the Reorganization, in each case, to the extent prepared by Azur or its Representatives, and Azur shall not, and shall cause its Affiliates not to, execute any such instruments or documentation that are not in the Agreed Form, or take any actions or consummate any steps or transactions contemplated thereby, in each case, that is not reasonably satisfactory to Jazz.

  (b)         Azur shall use its reasonable best efforts to: (i) cause all the closing conditions contained in Section 8.1 to be satisfied, including by obtaining and delivering the necessary agreements and documents pursuant thereto; and (ii) obtain each consent and provide any notice required to be obtained or provided by any of the Azur Group Entities pursuant to any applicable Law, Contract or otherwise in connection with the Reorganization or any of the other transactions contemplated by this Agreement. Azur shall use its commercially reasonable efforts to cause each Person who holds or will hold Azur Ordinary Shares as of the Closing to become a party to the Power of Attorney entered into on the date hereof and the Azur Support Agreement in accordance with the terms thereof or to enter into a new Power of Attorney and/or Azur Support Agreement, in each case in the applicable Agreed Form.

   (c)        Jazz shall use its reasonable best efforts to: (i) cause all the closing conditions contained in Section 8.2 to be satisfied, including by obtaining and delivering the necessary agreements and documents pursuant thereto, and (ii) obtain each consent and provide any notice required to be obtained or provided by it pursuant to any applicable Law, Contract or otherwise in connection with the Merger or any of the other transactions contemplated by this Agreement, subject to the limitations set forth in the last sentence of Section 5.2(a) (starting with “provided, however”).

   (d)        Prior to the Closing, subject to Section 2.6, Azur shall, and shall cause its Subsidiaries to, take such steps as are reasonably requested by Jazz to provide for the governance of the Azur Group Entities from and after the Effective Time, including to: (i) form appropriate committees of the board of directors of any Azur Group Entity: (ii) nominate and cause to be elected, effective as of the Effective Time, such directors of the Azur Group Entities as Jazz may designate: (iii) appoint, effective as of the Effective Time, to any committee of the board of directors of any Azur Group Entity such directors

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as Jazz may designate: (iv) adopt and approve such committee charters, codes of conduct or other guidelines, principles or codes of conduct for the Azur Group Entities as Jazz may reasonably require: (v) adopt and approve such employee benefit plans, including equity-based plans, of the Azur Group Entities as Jazz may reasonably require; and (vi) take such other corporate actions and adopt such other resolutions of the board of directors of the Azur Group Entities and the shareholders of Azur as Jazz may reasonably request.

Section 5.4     Conduct of Business.

  (a)        Conduct of the Business.  Azur agrees, as to itself and its Subsidiaries, that, during the Pre-Closing Period, except as set forth in Section 5.4 of the Azur Disclosure Schedule, as contemplated in Schedule 1, as required by this Agreement or the Related Agreements, as reasonably necessary to effect the Reorganization (subject to and in accordance with this Agreement and the Related Agreements), or as otherwise agreed to in writing by Jazz (such agreement not to be unreasonably withheld, conditioned or delayed), (x) each of the Azur Group Entities shall conduct its business and operations solely in the ordinary course of business and consistent with past practices and, to the extent consistent therewith (and subject to the restrictions set forth in this Section 5.4(a)), (y) each of the Azur Group Entities will use commercially reasonable efforts to preserve and maintain existing relations and goodwill with Governmental Authorities, employees, customers, brokers, suppliers and other Persons with which any of the Azur Group Entities has significant business relations and (z) subject to applicable Law as agreed in good faith by counsel to Jazz, Azur shall not and shall cause each of the Azur Group Entities not to, directly or indirectly do, or commit to do, any of the following:

   (i)         declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities, or repurchase, redeem or otherwise acquire any shares of capital stock or other securities of, or other ownership interests in, any Azur Group Entity;

   (ii)       issue, deliver, pledge, encumber, sell or authorize to sell any shares of capital stock of or other equity interests in any Azur Group Entity, or any securities convertible into any such shares of capital stock or other equity interests, or any rights, warrants or options to acquire any such shares of capital stock or other equity interests, except with respect to exercise of Azur Options outstanding prior to the date of this Agreement;

    (iii)      amend or otherwise alter (or propose any amendment or alteration to) the Governing Documents of any Azur Group Entity or amend any terms of the outstanding securities of any Azur Group Entity;

   (iv)      effect or become a party to any Contract relating to a Competing Transaction with respect to each Azur Group Entity, recapitalization, reclassification of shares, stock split, reverse split or similar transaction with respect to each Azur Group Entity, or make any investment in any equity securities of any other Person, including any joint venture, or acquire the stock or all or substantially all of the assets or rights of any other Person or any division of any other Person;

    (v)        sell, lease, license, assign, transfer, abandon, convey or otherwise dispose of any assets, securities, rights or property of any Azur Group Entity, other than in each case (A) sales of inventory and equipment in the ordinary course of business and consistent with past practices, or (B) not individually in excess of $500,000;

   (vi)      incur any Indebtedness, enter into any new or amend existing facilities relating to Indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities or guarantee any debt securities;

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(vii)     create or permit the creation of any Lien (other than a Permitted Lien) on any of the assets of any Azur Group Entities other than in the ordinary course of business and consistent with past practices;

(viii)    except in the ordinary course of business and consistent with past practices, enter into or adopt any new, or amend or terminate any existing, Benefit Plan (including any trust or other funding arrangement), other than as required by Law;

(ix)       except to the extent required by the terms of any Benefit Plan or any Contract with an Independent Contractor or consultant (or similar relationship) of any Azur Group Entity existing as of the date of this Agreement or adopted or entered into after the date of this Agreement without violation of this Section 5.4(a): (A) make any new grant or award, or vest, accelerate or otherwise amend any existing grant, benefit or award, under any Benefit Plan, (B) increase the compensation payable to any Employee, Independent Contractor, consultant (or similar relationship) or director of any Azur Group Entity (C) pay any severance or bonus to any Employee, current or former Independent Contractor, consultant (or similar relationship) or director of any Azur Group Entity;

(x)         enter into any Contract pursuant to which any Azur Group Entity may become obligated to make any severance, termination or similar payment, or any bonus or similar payment (other than payment in respect of base salary), to any Employee, current or former Independent Contractor, consultant (or similar relationship) or director of any Azur Group Entity;

(xi)        terminate any employee other than for cause (in which case Azur shall first consult with Jazz), or hire any employee, in either case, whose annual base compensation exceeds or would exceed $150,000;

(xii)      enter into or forgive any loan to employees, directors, or consultants;

(xiii)      enter into any new collective bargaining agreement or agreement with a trade union;

(xiv)     contribute any material amount to any trust or other arrangement funding any Benefit Plan, except to the extent required by the existing terms of such Benefit Plan, trust or other funding arrangement, by any collective bargaining agreement, by any written employment agreement existing on the date of this Agreement, or by applicable Law;

(xv)       (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (B) enter into any agreement or exercise any discretion providing for acceleration of payment or performance as a result of a change of control of any Azur Group Entity;

(xvi)      renew or enter into any Contract with any non-compete or exclusivity provisions that would contractually restrict or limit the operations of any Azur Group Entity in any material respect;

(xvii)    (A) enter into, or permit any of the assets owned or used by it to become bound by any contract that is or would constitute a Material Contract, other than Contracts specifically relating to actions falling with the exceptions to the covenants set forth in clauses (v), (xi) or (xxiv) of this Section 5.4(a), or (B) modify in any material respect, amend in any material respect or terminate any Material Contract;

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(xviii)  enter into any Contract, other than in the ordinary course of business and consistent with past practices and that does not require (x) a term in excess of one year or (y) payments by any Azur Group Entity in excess of $500,000 per annum;

(xix)      other than (A) in connection with any actual or alleged breach of this Agreement or any Related Agreement or (B) the commencement of any litigation for patent infringement in response to any certification of non-infringement or invalidity in respect of any Approved Product contained in any ANDA or similar filing, commence or settle or compromise any litigation, or waive, release, relinquish or assign any material claims or material rights, including with respect to any Azur IP Rights;

(xx)      adopt any change, other than as required by IFRS, in its accounting policies, procedures or practices;

(xxi)    license or permit any rights to lapse in any Material Azur IP Rights;

(xxii)    (A) make any change in any annual accounting period or adopt or change a method of accounting for Tax purposes, except as required by applicable Law, (B) make or change any Tax election, (C) file or amend any Tax Return or (D) enter into any closing agreement, settle any Tax claim or assessment relating to any of the Azur Group Entities, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to any Azur Group Entity (in each case other than elections, filings, settlements, closing agreements, extensions or waivers made in the ordinary course of business consistent with past practices) if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of the Azur Group Entities or the Jazz Group Entities for any period ending after the Closing Date or decreasing any Tax attribute of any Azur Group Entity or the Jazz Group Entities existing on the Closing Date;

(xxiii)  lend money to any person (except for business expenses to its current employees in the ordinary course of business and consistent with past practices) or guarantee the indebtedness of any Person;

(xxiv)  make any capital expenditures, except for capital expenditures that, when added to all other capital expenditures made on behalf of the Azur Group Entities during the Pre-Closing Period, do not exceed $1 million; or

(xxv)    agree or commit to do any of the foregoing.

(b)     Conduct by Jazz.  Jazz agrees that during the Pre-Closing Period, except as expressly contemplated by this Agreement or as required by applicable Law, or as otherwise agreed to in writing by Azur (such consent not to be unreasonably withheld or delayed), Jazz shall not and shall cause its Subsidiaries not to, directly or indirectly do, or commit to do, any of the following:

(i)         in the case of Jazz only, amend or otherwise change its Governing Documents;

(ii)        in the case of Jazz only, (A) declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock, (B) split, combine or reclassify its outstanding shares of capital stock, or (C) repurchase, redeem or otherwise acquire, except in connection with any employee benefit plans or arrangements and except pursuant to Jazz’ ongoing stock repurchase program or hedging activities, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of

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Jazz’ capital stock or any securities convertible into or exchangeable or exercisable for any shares of Jazz’ capital stock;

      (iii)        in the case of Jazz only, adopt a plan of complete or partial liquidation or dissolution;

      (iv)        acquire by merger, consolidation or acquisition of stock or assets (from any Person other than Jazz or a Subsidiary of Jazz) any corporation, partnership or other business organization or division thereof if such acquisition would be reasonably likely to prevent the Merger from occurring prior to the Termination Date or would be reasonably likely to impede or delay the expiration or termination of the applicable waiting period under the HSR Act in respect of the Merger; or

      (v)         agree or commit to do any of the foregoing.

Section 5.5    Public Announcements.  The Parties shall cooperate in promptly issuing the joint announcement of the execution of this Agreement in the Agreed Form. Subject to their respective legal obligations (including requirements of stock exchanges and other similar regulatory bodies), Jazz and Azur will consult with each other before issuing, or permitting any agent or Affiliate to issue (and will use reasonable best efforts to agree upon the text of), any other press releases or otherwise making or permitting any agent or Affiliate to make, any public statements with respect to this Agreement and the transactions contemplated hereby.

Section 5.6    No Solicitation.  During the Pre-Closing Period, neither Azur nor any of its Subsidiaries shall, directly or indirectly, through any of their Representatives or Affiliates or otherwise: (a) solicit, initiate or encourage the submission of any proposal, indication of interest, inquiry or offer (the “Proposal”) from any Person (other than Jazz) relating, with respect to any Azur Group Entity, to any direct or indirect: (i) liquidation, dissolution or recapitalization, (ii) merger or consolidation, (iii) acquisition or purchase of 50% or more of the Azur Ordinary Shares or the assets of any Azur Group Entity or any of their Subsidiaries, or (iv) similar transaction or business combination (a “Competing Transaction”); or (b) participate in any or continue any discussions or negotiations regarding, or furnish to any other Person (other than Jazz) any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any Person (other than Jazz) to effect a Competing Transaction. Azur shall, and shall cause all Persons acting on behalf of it to immediately cease any existing activities, discussions and negotiations with any Person with respect to any of the foregoing. Azur shall promptly (but in any event within one day) notify Jazz orally and in writing of any Proposal from any Person (other than Jazz) relating to a Competing Proposal or request for disclosure or access reasonably likely to be related to the making of such a Proposal, indicating, in connection with such notice, the identity of the Person making such Proposal and the terms and conditions of any such Proposal, including all written documentation relating thereto. Azur agrees that it shall take the necessary steps promptly to inform its Subsidiaries and any of its or their Representatives or Affiliates of the obligations undertaken by it in this Section 5.6.

Section 5.7    Notices of Certain Events.  From time to time prior to the Closing, Azur, on the one hand, and Jazz, on the other hand, shall (and shall cause their Subsidiaries to) notify the other Parties in writing of (a) any material matter hereafter arising which, if existing, occurring or known at the date of this Agreement would have been required to be disclosed to Azur or Jazz, as the case may be, or which would render inaccurate any of the representations, warranties or statements of such Party set forth in Article III or Article IV hereof in any material respect at or prior to the Closing and (b) any failure of Azur or Jazz, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement in any material respect; provided, that the delivery of any notice or the making of any disclosure pursuant to this Section 5.7 shall not (i) limit or otherwise affect any rights or remedies to the party receiving such notice or (ii) be deemed to amend or supplement

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the Azur Disclosure Schedule or prevent or cure any misrepresentation, breach of warranty or breach of covenant.

Section 5.8     Preparation of SEC Documents.

   (a)        As promptly as practicable after the date of this Agreement, each of Jazz and Azur shall cooperate and prepare, and Jazz shall cause to be filed with the SEC, a preliminary form of the proxy statement to be sent to the Jazz stockholders in connection with the Jazz Stockholders Meeting (the “Jazz Proxy Statement”), and each of Jazz and Azur shall cooperate and prepare, and Azur (in cooperation with Jazz) shall cause to be filed the Registration Statement. Jazz will cause the Jazz Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. Each of Jazz and Azur will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. The Registration Statement and the Jazz Proxy Statement shall include all information reasonably requested by each of Jazz and Azur to be included therein. Each of Jazz and Azur shall use its respective reasonable best efforts to have the Jazz Proxy Statement cleared by the SEC as promptly as practicable after filing. Jazz will advise Azur, promptly after it receives notice thereof, of any request by the SEC for amendment of the Jazz Proxy Statement or comments thereon. Each of Jazz and Azur shall use its respective reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after filing and to remain effective as long as necessary to consummate the Transactions. Azur will advise Jazz, promptly after Azur receives notice thereof, of any request by the SEC for amendment of the Registration Statement or comments thereon. The Parties shall take any action reasonably required to be taken under any applicable state securities Laws (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) in connection with the issuance of Azur Ordinary Shares in the Merger.

  (b)        As promptly as practicable after the initial filing of the Registration Statement with the SEC, each of Jazz and Azur shall cooperate and prepare the registration statement of Azur contemplated by Section 2.1 of the Registration Rights Agreement (the “Azur Resale Registration Statement”). Each of Azur and Jazz will cause the Azur Resale Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. The Azur Resale Registration Statement shall include all information reasonably requested by each of Jazz and Azur to be included therein. Each of Jazz and Azur shall use its respective reasonable best efforts to have the Azur Resale Registration Statement declared effective under the Securities Act in accordance with the provisions of the Registration Rights Agreement. Azur will advise Jazz, promptly after Azur receives notice thereof, of any request by the SEC for amendment of the Azur Resale Registration Statement or comments thereon. Prior to the initial filing of the Azur Resale Registration Statement with the SEC, Azur shall enter into the Registration Rights Agreement in the Agreed Form with the Azur Rights Parties.

  (c)        Jazz and Azur shall promptly furnish to each other all information, and take such other actions (including without limitation using their respective reasonable best efforts to provide any required consents of their respective independent auditors), as may reasonably be requested in connection with any action by any of them in connection with this Section 5.8. Whenever any Party learns of the occurrence of any event or the existence of any fact which is required to be set forth in an amendment or supplement to the Jazz Proxy Statement, the Registration Statement, any Resale Registration Statement, any S-8 Registration Statement or any other filing made pursuant to this Section 5.8, Jazz or Azur, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC and/or mailing to the Jazz stockholders such amendment or supplement.

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(d)        No filing of, or amendment or supplement to, the Registration Statement, any Resale Registration Statement or any S-8 Registration Statement shall be made by Azur without the prior consent of Jazz, and no filing of, or amendment or supplement to, the Jazz Proxy Statement will be made by Jazz without the prior consent of Azur (in each case, which shall not be unreasonably withheld, delayed or conditioned) and without providing the applicable other Party the opportunity to review and comment thereon. Each of Jazz and Azur will advise the other, promptly after receiving oral or written notice thereof, of the time when the Registration Statement, any Resale Registration Statement or any S-8 Registration Statement has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Azur Ordinary Shares for offering or sale in any jurisdiction, or any oral or written request by the SEC for any amendment to the Jazz Proxy Statement, the Registration Statement, any Resale Registration Statement, any S-8 Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and will promptly provide the other Parties with copies of any written communication from the SEC or any state securities commission.

(e)        Jazz and Azur each agrees, as to itself and its Affiliates, that none of the information supplied or to be supplied by it or its Affiliates for inclusion or incorporation by reference in the Jazz Proxy Statement or the Registration Statement, and any amendments or supplements thereto, will, at the date the Registration Statement is declared effective, at the date of mailing to stockholders of Jazz and at the time of the Jazz Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any information relating to Jazz or Azur, or any of their respective Affiliates, officers or directors, should be discovered by Jazz or Azur to be inaccurate or to have been omitted that should be set forth in an amendment or supplement to the Registration Statement or the Jazz Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by Law, disseminated to the Jazz stockholders.

(f)        Jazz and Azur each agrees, as to itself and its Affiliates, that none of the information supplied or to be supplied by it or its Affiliates for inclusion or incorporation by reference in any Resale Registration Statement, any S-8 Registration Statement and any amendments or supplements thereto, will, at the time any such registration statement is declared effective contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any information relating to Jazz or Azur, or any of their respective Affiliates, officers or directors, should be discovered by Jazz or Azur to be inaccurate or to have been omitted that should be set forth in an amendment or supplement to any such registration statement so that it would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be filed promptly with the SEC.

(g)        For the sake of clarity, (i) in no event shall any Party be deemed to have supplied any information contemplated by Section 5.8(e) or Section 5.8(f) that relates solely to the other Party or its Affiliates or their businesses, performance, assets, liabilities, operations or Representatives, and (ii) in no event shall Azur be deemed to have supplied any information contemplated by Section 5.8(e) or

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Section 5.8(f) that: (A) was supplied by Jazz and that relates solely to Azur and its affiliates’ objectives, projections (whether financial, operational or otherwise) and plans for the period following the Closing, and (B) does not relate to any Contract, business, assets, liabilities, operations or Representatives of any Azur Group Entity in existence prior to the Closing.

(h)         Jazz will cause the Jazz Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

(i)         As promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, or such other date as required by SEC Guidance or shall otherwise be mutually agreed by Jazz and Azur, each of Jazz and Azur shall cooperate and prepare, and Azur shall cause to be filed with the SEC, a registration statement of Azur on Form S-8 with respect to the exercise of the Azur Options outstanding as of the date of this Agreement (the “Azur S-8 Registration Statement”). In connection with the filing of the Azur S-8 Registration Statement, each of Jazz and Azur shall cooperate and prepare the information required by Part I of Form S-8 and Rule 428 under the Securities Act, which such information shall be delivered to the holders of the Azur Options outstanding as of the date of this Agreement upon the filing of the Azur S-8 Registration Statement with the SEC (such information, the “Azur S-8 Prospectus”). Each of Jazz and Azur will cause the Azur S-8 Registration Statement and the Azur S-8 Prospectus to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. The Azur S-8 Registration Statement and the Azur S-8 Prospectus shall include all information reasonably requested by each of Azur and Jazz to be included therein. Azur will advise Jazz, promptly after it receives notice thereof, of any request by the SEC for amendment of the Azur S-8 Registration Statement or comments thereon.

(j)         Each of Jazz and Azur shall cooperate and prepare (i) a registration statement of Azur on Form S-8 with respect to the Azur Ordinary Shares issuable under the Jazz Equity Plans as of the Effective Time, including under the Jazz Options and the Jazz Stock Awards (the “Jazz S-8 Registration Statement” and together with the Azur S-8 Registration Statement, the “S-8 Registration Statements” and (ii) the information required by Part I of Form S-8 and Rule 428 under the Securities Act with respect to such registration (the “Jazz S-8 Prospectus”). Each of Jazz and Azur shall use its respective reasonable best efforts to cause such registration statement to be filed with the SEC promptly following the Effective Time. Each of Azur and Jazz will cause the Jazz S-8 Registration Statement and the Jazz S-8 Prospectus to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. The Jazz S-8 Registration Statement and the Jazz S-8 Prospectus shall include all information reasonably requested by each of Azur and Jazz to be included therein. Azur will advise Jazz, promptly after it receives notice thereof, of any request by the SEC for amendment of the Jazz S-8 Registration Statement or comments thereon.

(k)         Each of Jazz and Azur shall cooperate and prepare any registration statements of Azur (the “Jazz Resale Registration Statements” and together with the Azur Resale Registration Statements, the “Resale Registration Statements”) as may be requested by Jazz covering the resale of Azur Ordinary Shares by Jazz Affiliates following the Effective Time (the “Jazz Resale Shares”), including any such registrations as may be required by the terms of that certain Third Amended and Restated Investor Rights Agreement, made effective as of June 6, 2007 and as amended, by and between Jazz and the other parties named therein, and that certain Investor Rights Agreement, dated as of July 7, 2009, by and between Jazz and the parties identified therein (together, the “Jazz Registration Rights Agreements”), and shall otherwise cooperate in effecting any assignments to Azur of Jazz’s rights and obligations under the Jazz Registration Rights Agreements as of the Effective Time. If requested by Jazz, each of Jazz and Azur shall use its respective reasonable best efforts to cause any such Jazz Resale Registration statements to be filed with and declared effective by the SEC as soon as reasonably

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practicable following the Effective Time, which such obligation may be satisfied by inclusion of the Jazz Resale Shares in the Azur Resale Registration Statement if mutually agreed by Jazz and Azur. Each of Azur and Jazz will cause any Jazz Resale Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. The Jazz Resale Registration Statement shall include all information reasonably requested by each of Jazz and Azur to be included therein.

    (l)        Each of Azur and Jazz shall file with the SEC in a timely manner all forms, reports and documents required to be filed by it with the SEC (including, in the case of Azur, any such forms, reports and documents that are or would otherwise be required to be filed by it under Section 15(d) of the Exchange Act from and after the date that the Registration Statement is declared effective under the Securities Act and prior to the Closing Date) (collectively, the “Reports”). Jazz and Azur each agree that none of the Reports filed by it after the date of this Agreement and prior to the Closing Date (and, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) will contain, any untrue statement of a material fact or omitted (or will have omitted) to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 5.9       Stockholder Meeting; Board Recommendation.

    (a)        Jazz will take all action necessary, in accordance with applicable Law and its certificate of incorporation and by-laws, to establish a record date for, duly call, give notice of, convene and hold a meeting of the stockholders of Jazz at which the stockholders of Jazz shall consider the adoption of this Agreement and the approval of the Merger (the “Jazz Stockholders Meeting”) as promptly as practicable after the Jazz Proxy Statement has been cleared, and the Registration Statement has been declared effective, by the SEC, for the purpose of voting on the adoption of this Agreement and the approval of the Merger.

    (b)         Subject to the requirements of applicable Law, the board of directors of Jazz shall recommend to its stockholders the approval and adoption of the matters to be submitted to its stockholders at the Jazz Stockholders Meeting, which recommendation shall be set forth in the Jazz Proxy Statement and the Registration Statement, and shall use commercially reasonable efforts to solicit such approval. Notwithstanding the foregoing, the board of directors of Jazz may, after consultation with Azur, omit its recommendation from such documents or withdraw or modify its recommendation (“Jazz Change in Recommendation”) if, prior to receipt of the Jazz Stockholder Approval, the board of directors of Jazz determines in good faith, after consultation with its outside legal counsel, that the failure to take such action could reasonably be expected to result in breach of its fiduciary duties to the stockholders of Jazz under applicable Law.

    (c)        Unless Jazz makes a Change of Recommendation in accordance with Section 5.9(b), Jazz shall use reasonable best efforts to solicit from the Jazz stockholders proxies in favor of the adoption of this Agreement and approval of the Merger.

    (d)        The Jazz Stockholders Meeting shall be held for the purposes of seeking and obtaining the approval of the stockholders of Jazz of the requisite proposals needed for the approval of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, regardless of any Jazz Change in Recommendation, unless this Agreement is terminated pursuant to Section 10.1 prior to such meetings.

Section 5.10    Stock Exchange Listing.    Each of Jazz and Azur shall use their respective reasonable best efforts to cause the Azur Ordinary Shares to be issued in the Merger and the Azur

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Ordinary Shares held by the Azur shareholders as of the Closing to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing Date.

Section 5.11     Jazz Common Stock.    During the Pre-Closing Period, Azur shall not, and shall cause each of its Affiliates not to, directly or indirectly, alone or in concert with any other Person, acquire, offer to acquire or agree to acquire beneficial ownership of any shares of Jazz Common Stock.

Section 5.12     Resignations.  Subject to Section 2.6, Azur shall use its reasonable best efforts to cause each director of the Azur Group Entities to resign in such capacity, other than individuals identified by Jazz as continuing in such capacity following the Closing, such resignations to be effective as of the Effective Time.

Section 5.13     Directors and Officers Indemnification.

    (a)        Jazz and Azur agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of Jazz or its Subsidiaries, or of any Azur Group Entity (whether provided in the respective Governing Documents of such entity or in any agreement as in effect on the date hereof or entered into in accordance with this Agreement after the date hereof) shall survive the Closing and remain in full force and effect. Jazz and Azur shall use their reasonable best efforts to cause Azur or one of its Subsidiaries to enter into agreements effective as from the Closing with the directors and officers of Azur providing such individuals with such exculpation, indemnification and advancement of expenses in respect of claims against such individual in such capacity as may, under applicable Law, be provided by such entity.

    (b)        Azur shall and, as applicable, shall cause each of the Surviving Corporation and Azur to, maintain in effect for six (6) years from the Closing Date directors’ and officers’ liability insurance covering those persons who are currently covered by the directors’ and officers’ liability insurance policies of Jazz and Azur, as applicable, on terms not less favorable than such existing insurance coverage; provided that in the event that any claim is brought under such director’s and officer’s liability insurance policy, such policy shall be maintained until final disposition thereof.

Section 5.14     Re-Registration of Azur.    Azur shall use its reasonable best efforts to ensure that all necessary filings are prepared and made as required under the Irish Companies (Amendment) Act 1983 in order to effect the re-registration of Azur as a public limited company prior to the Registration Statement being filed with the SEC.

Section 5.15     Financials.

    (a)         Within twenty five (25) days following the end of each calendar month beginning with the calendar month of August 2011, Azur shall deliver, or cause to be delivered, to Jazz the unaudited consolidated balance sheet of Azur as of the last day of such calendar month, and the related unaudited consolidated income statement, for the month then ended.

    (b)         Within thirty (30) days following the last day of each fiscal quarter ending after June 30, 2011, Azur shall deliver, or cause to be delivered, to Jazz the unaudited consolidated balance sheet as of the last day of such fiscal quarter, and the related unaudited consolidated income statement, for the three (3) month period then ended.

    (c)         Azur shall use commercially reasonable efforts to assist Jazz in the preparation of pro forma financial statements meeting the requirements of Article 11 of SEC Regulation S-X required or

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advisable to be included by Jazz or Azur in (i) the Jazz Proxy Statement and the Registration Statement, (ii) any current report on Current Report on Form 8-K, or (iii) any annual, quarterly or other report, registration statement or proxy statement required to be filed by Jazz or Azur with the SEC.

Section 5.16    Section 16 Matters.    Prior to the Effective Time, each of Jazz and Azur shall take all such steps as may be required (to the extent permitted under applicable Law and no-action letters issued by the SEC) to cause any dispositions of Jazz Common Stock (including derivative securities with respect to Jazz Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Jazz, and any acquisitions or dispositions (whether deemed or otherwise) of Azur Ordinary Shares (including derivative securities with respect to Azur Ordinary Shares) resulting from the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Azur, to be exempt under Rule 16b-3 under the Exchange Act.

Section 5.17    Assignment Agreements.    Azur shall use commercially reasonably efforts to obtain agreements regarding the protection of proprietary information and the assignment or license to the Azur Group Entities of the IP Rights arising from services performed for the Azur Group Entities by each person of the type listed on Schedule 5.17.

ARTICLE VI

TAX MATTERS

Section 6.1      Tax Periods.  For purposes of this Agreement, (a) “Stub Tax Period” means the period (including all prior Taxable years) ending on the Closing Date, and (b) “Straddle Tax Period” means a taxable period that begins before and ends after the Closing Date.

Section 6.2      Filing of Tax Returns; Tax Matters.

    (a)        Azur shall prepare and file in a timely manner, all Tax Returns required to be filed by any Azur Group Entity after the date hereof and before the Closing Date with respect to any Tax. Azur shall prepare and file in a timely manner, all Tax Returns to be filed for the Stub Tax Period and a Straddle Tax Period required to be filed on or after the Closing Date with respect to any Tax. All such Tax Returns shall be prepared, and any positions and elections relating thereto made, in a manner consistent with the prior practice of the respective Azur Group Entity to the extent permitted by law. Azur hereby covenants and agrees that neither Azur nor any of its subsidiaries shall, unless required by applicable law, retroactively apply any changes or alterations in the Tax positions and elections taken by any of the Azur Group Entities on or prior to the Closing Date to any Taxable periods prior to the Closing Date in any manner that would result in a breach of any of Azur’s representations or warranties contained herein or would otherwise give rise to any obligations of the Indemnitors.

    (b)        The Indemnitors and Azur will cooperate fully with each other in connection with the preparation and filing of any U.S. federal, state, local or foreign Tax Returns that include the business and operations of the Azur Group Entities with respect to any Taxable periods ending on or prior to the Closing Date.

Section 6.3      Transactions Outside the Ordinary Course of Business.    Any Taxes incurred as a result of any actions or transactions on the Closing Date, but after the Closing, taken by any of the Azur Group Entities that are not in the ordinary course of business and not contemplated by this Agreement shall, to the extent permitted by applicable Laws, be treated for all purposes of this Agreement and for purposes of filing all relevant Tax Returns as occurring on the date after the Closing. The Indemnitors and the Indemnitors’ Representative shall have no liability under this Agreement or

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otherwise for such Taxes and Azur shall indemnify and hold the Indemnitors and the Indemnitors’ Representative harmless from such Taxes.

Section 6.4      Tax Contests.    Azur shall promptly notify the Indemnitors’ Representative in writing upon receipt by any of the Azur Group Entities of notice of any Tax audits, examinations or assessments that could give rise to a liability for which any Indemnitee may be entitled to indemnification under Article IX, provided that Azur’s failure to so notify the Indemnitors’ Representative shall not limit Azur’s rights under Article IX except to the extent the Indemnitors are actually prejudiced by such failure. The rights of the Indemnitors to participate in any Tax audits, examinations or assessments shall be governed by Section 9.4.

Section 6.5      Transfer Taxes.    All federal, state, local, non-U.S. transfer, excise, sales, use, value added, registration, stamp, recording, property and similar Taxes or fees applicable to, imposed upon, or arising out of the Transactions (but not in connection with any sales, transfers or purchases of Azur Ordinary Shares following Closing) shall be paid by Jazz.

Section 6.6      Tax Treatment.     The Parties hereto intend to treat and agree to treat the Reorganization as a tax-free reorganization pursuant to Code section 368(a)(1)(F) and either an exchange within the meaning of Code section 1036 or a tax-free reorganization pursuant to Code section 368(a)(1)(E) for U.S. federal income tax purposes. The Parties hereto intend to treat and agree to the treat the Merger as a reorganization pursuant to Code section 368(a)(1)(B) and Code section 368(a)(2)(E) for U.S. federal income tax purposes.

Section 6.7      Post-Closing Cooperation.     Following Closing, Azur covenants to provide information reasonably requested by the Indemnitors’ Representative relevant to the intended tax treatment of the Transactions or the tax treatment of Azur, including but not limited to the overall existing number of outstanding shares of Azur and the ownership thereof, including with respect to any stock rights, warrants, options, convertible debt or any other instruments that can be converted into or exercised in exchange for Azur.

ARTICLE VII

EMPLOYEE BENEFITS MATTERS

Section 7.1      Treatment of Azur Options and Share Option Plan.    Effective not later than immediately prior to the Effective Time, Azur shall terminate the Share Option Plan. As soon as practicable following the date of this Agreement, the board of directors of Azur shall adopt such resolutions and Azur shall take such other actions (including using commercially reasonable efforts to obtain any required consents) as may be required to effectuate the following, such that (except for any Unexercised Azur Options) no Person who is, or immediately prior to Closing will be, an Azur Securityholder, Employee or Independent Contractor, has any right to acquire any Azur Ordinary Shares pursuant to any Azur Option, or the Share Option Plan or otherwise on or after the Closing (except for rights granted after the Effective Time under the Jazz Equity Plans): (a) the exercisability and vesting of each Azur Option (except for any Unexercised Azur Options) shall be fully accelerated effective as of immediately prior to the Closing and (b) all Azur Options that are not exercised (conditionally upon Closing) prior to five (5) Business Days before the Closing Date (except for any Unexercised Azur Options), shall terminate without payment therefor and cease to be outstanding effective as of the Closing.

Section 7.2      U.S. Employees.

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    (a)        Welfare Benefit Continuation.  All Employees who continue employment with the U.S. Subsidiary or the Surviving Corporation after the Effective Time (“Continuing Employees”) shall be eligible, as determined after the Effective Time by Azur or the Surviving Corporation, to either (1) continue participating in the health and welfare benefit plans, programs, policies and arrangements of the U.S. Subsidiary in effect immediately prior to the Effective Time (the “U.S. Subsidiary Benefit Plans”) or (2) participate in the health and welfare benefit plans, programs, policies and arrangements of the Surviving Corporation (the “Surviving Corporation Benefit Plans”) on substantially the same terms and conditions as applicable to similarly situated employees of the Surviving Corporation other than Continuing Employees (the “Similarly Situated Employees”). In the event that Continuing Employees participate in the Surviving Corporation Benefit Plans after the Effective Time, and subject to any necessary transition period, applicable plan provisions, contractual requirements or Law, the Surviving Corporation shall use commercially reasonable efforts to ensure that such Continuing Employees (and their eligible dependents) receive credit under such plans for their years of service with the U.S. Subsidiary prior to the Effective Time for purposes of eligibility requirements and for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of preexisting condition limitations; provided that in no event shall the Continuing Employees be entitled to any credit to the extent that it would result in a duplication of benefits with respect to the same period of service. Further, after the Effective Time, the salaries of Continuing Employees shall be reviewed over a reasonable period of time and if necessary, shall be adjusted as appropriate to correspond with the salaries of Similarly Situated Employees. Nothing in this Section 7.2(a) or elsewhere in this Agreement shall (A) limit the right of the Surviving Corporation to amend or terminate any Surviving Corporation Benefit Plans or the right of Azur or the U.S. Subsidiary to amend or terminate any U.S. Subsidiary Benefit Plans at any time following the Effective Time or (B) be construed to create a right in any employee to employment with Azur, the U.S. Subsidiary or the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment. Except as set forth in Section 9.4, no Employee and no Continuing Employee, shall be deemed to be a third party beneficiary of this Agreement.

    (b)        401(k) Plan.    Unless otherwise requested by Jazz in writing at least five days prior to the Effective Time, Azur agrees to take (or cause to be taken) all actions necessary or appropriate to terminate, effective as of the day immediately prior to, and conditioned upon, the Effective Time, the Azur Pharma 401(k) Profit Sharing Plan (the “Azur 401(k) Plan”) and shall, prior to and conditioned upon such termination, fully vest any and all unvested amounts of the accounts of all individuals who are participants under the Azur 401(k) Plan at the time of such termination. The form and substance of any resolutions providing for the termination of the Azur 401(k) Plan shall be subject to the review and approval of Jazz, which shall not be unreasonably withheld, conditioned or delayed. Azur shall deliver to Jazz an executed copy of such resolutions as soon as practicable following adoption of such resolutions and shall fully comply with such resolutions. In the event of such termination of the Azur 401(k) Plan, from and after the Effective Time, the Surviving Corporation shall provide to Continuing Employees benefits under the Jazz Inc. 401(k) Plan (the “Jazz 401(k) Plan”) that are comparable to the benefits provided under such plan to the Similarly Situated Employees. The Surviving Corporation shall use commercially reasonable efforts to allow the Continuing Employees to make eligible rollover contributions to the Jazz 401(k) Plan of their account balances (in cash and in loan notes, if any, evidencing loans to such Continuing Employees as of the date of distribution) from the Azur 401(k) Plan as soon as practicable following the Effective Time (or, if later, the receipt of a favorable determination letter from the IRS in connection with the termination of the Azur 401(k) Plan); provided that, prior to terminating the Azur 401(k) Plan, the U.S. Subsidiary take any steps necessary, including amending the Azur 401(k) Plan and any related 401(k) loan policies, to ensure that such rollover of participant accounts and loan notes is permitted under the terms of the Azur 401(k) Plan and any related 401(k) loan policies.

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    (c)        Equity Plans.  As of and after the Effective Time, the Continuing Employees shall be eligible to participate in the equity plans of Azur in which the Similarly Situated Employees participate on similar terms and conditions.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1      Jazz Closing Conditions.    The obligations of Jazz to consummate the Merger are subject to the satisfaction (or waiver in writing by Jazz) of the following conditions precedent on or before the Closing Date:

    (a)        Receipt of Stockholder Approval.      Jazz shall have obtained the Jazz Stockholder Approval.

     (b)        Accuracy of the Representations and Warranties.

       (i)          Each of the Special Representations and the representations contained in Section 3.4(f) shall have been accurate in all respects as of the date of this Agreement (other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all respects as of such date), provided that any updates to the Azur Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.

       (ii)         Each of the representations and warranties made by Azur contained in Article III other than the Special Representations and the representation contained in Section 3.4(f) shall have been accurate in all respects as of the date of this Agreement (other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all respects as of such date), in each case except where the failure of such representations and warranties to be accurate does not and would not reasonably be expected to have an Azur Material Adverse Effect; provided that for purposes of determining the accuracy of such representations and warranties: (A) all materiality qualifications limiting the scope of such representations and warranties shall be disregarded; and (B) updates to the Azur Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.

       (iii)        Each of the Special Representations shall have been accurate in all respects as of the Closing Date as if made as of the Closing Date (other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all respects as of such date), provided that any updates to the Azur Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.

       (iv)        Each of the representations and warranties made by Azur contained in Article III other than the Special Representations and the representation contained in Section 3.4(f) shall have been accurate in all respects as of the Closing Date (other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all respects as of such date), in each case except where the failure of such representations and warranties to be accurate does not and would not reasonably be expected to have an Azur Material Adverse Effect; provided, that for purposes of determining the accuracy of such representations and warranties: (A) all materiality qualifications limiting the scope of such representations and warranties shall be disregarded; and (B) updates to the Azur Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.

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    (c)          Compliance with Agreements and Covenants.  Azur shall have performed and complied in all material respects with each of the covenants, obligations and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing Date.

     (d)          No Azur Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Azur Material Adverse Effect that has not been cured.

     (e)          Antitrust Clearances.  The applicable waiting period under the HSR Act shall have expired or been earlier terminated.

     (f)          Other Governmental and Regulatory Approvals.     Other than the filings pursuant to the HSR Act, all consents, approvals and actions of, filings with and notices to any Governmental Authority required of Jazz, Azur or any of the other Azur Group Entities to consummate the Transactions, the failure of which to be obtained or made would have or would reasonably be expected to have an Azur Material Adverse Effect, shall have been obtained or made.

     (g)          No Prohibition.  No Laws or injunction shall have been adopted, promulgated or entered by any Governmental Authority which prohibits, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Authority of competent jurisdiction shall be in effect having the effect of making any of the Transactions illegal or otherwise prohibiting consummation of any of the Transactions.

     (h)         NASDAQ Listing.  The Azur Ordinary Shares to be issued in the Merger and the Azur Ordinary Shares held by the Azur shareholders as of the Closing (after taking the Reorganization into account) shall have been approved for listing on NASDAQ, subject to official notice of issuance.

     (i)           Registration Statement.    The Registration Statement shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

     (j)           Re-Registration of Azur.  Azur shall have been re-registered as a public limited company in accordance with the provisions of the Irish Companies (Amendment) Act 1983 and a certificate of incorporation on re-registration to this effect from the Irish Companies Registration Office shall have been provided to Jazz.

    (k)         Reorganization.     The Reorganization shall have been effected as described in Schedule 1. Azur shall have provided evidence of the completion of the Reorganization reasonably satisfactory to Jazz, including evidence of any necessary actions of the boards of directors, shareholders and optionholders (including the exercise of at least 98% of all Azur Options outstanding as of the date of this Agreement (any remaining unexercised Azur Options, the “Unexercised Azur Options”) of Azur and the other Azur Group Entities in respect of the Reorganization.

     (l)           Certificate.    Jazz shall have received at the Closing a certificate dated the Closing Date and validly executed by the chief executive officer or the chief financial officer of Azur to the effect that the conditions specified in paragraphs (b), (c), (d), (n), and (o) of this Section 8.1 have been satisfied.

     (m)        Deliveries by Azur.    Azur shall have delivered the following certificates, instruments, agreements and other documents, each of which shall remain in full force and effect:

        (i)          the Escrow Agreement, duly executed by the parties thereto (other than Jazz and the Escrow Agent);

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       (ii)          agreements, in form and substance reasonably satisfactory to Jazz, terminating or amending (in the same manner specified on Schedule 8.1(m)(ii)) the agreements identified on Schedule 8.1(m)(ii);

       (iii)        an Indemnitors’ Representative Power of Attorney and Contribution Agreement, substantially in the Agreed Form attached hereto as Exhibit E, (the “Power of Attorney”) duly executed by each holder of Azur Ordinary Shares as of the Closing (after giving effect to all exercises of Azur Options) other than those Persons listed on Schedule 9.2;

       (iv)        documentation reasonably satisfactory to Jazz evidencing the consummation of the Reorganization; and

       (v)         subject to Section 2.6, written resignations in Agreed Form, effective as of the Effective Time, of those directors of the Azur Group Entities, in their capacities as directors, as Jazz may request, in each case to be effective as of the Effective Time.

     (n)        Specified Employees and Specified Securityholders.    (i) The Specified Employees shall remain employed by the Azur Group Entities and none of the Specified Employees shall have expressed an intention to terminate his or her employment with the Azur Group Entities or withdraw or rescind his or her Employment Agreement (except in each case due to disability or death), and (ii) no Specified Securityholder shall have sought, or threatened, to withdraw or rescind his or her Noncompetition Agreement.

    (o)        No Securityholder Litigation.    No Person having or asserting a legal or beneficial ownership interest in any Azur Ordinary Shares outstanding on the date of this Agreement (excluding holders of Azur Options) shall have commenced, or threatened in writing to commence, any Legal Proceeding that has not been dismissed or otherwise resolved in a manner reasonably satisfactory to Jazz: (a) seeking to restrain or prohibit the consummation of any of the Transactions, or (b) relating to any of the Transactions and seeking to obtain from any of the Parties any material damages or any non-monetary relief.

Section 8.2      Azur Closing Conditions.    The obligations of Azur to consummate the Transactions are subject to the satisfaction (or waiver in writing by Azur) of the following conditions precedent on or before the Closing Date:

     (a)        Receipt of Stockholder Approval.    Jazz shall have obtained the Jazz Stockholder Approval.

     (b)        Accuracy of the Representations and Warranties.

       (i)          Each of the representations and warranties made by Jazz contained in Sections 4.1 (“Due Incorporation”), 4.2 (“Due Authorization”) and 4.4(a) (“Capitalization; Structure”) shall have been accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (in each case other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all respects as of such date).

       (ii)        Each of the representations and warranties (other than the representations and warranties made by Jazz contained in Sections 4.1, 4.2 and 4.4(a)) made by Jazz contained in Article IV shall have been accurate in all respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (in each case other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all respects as of such date) in each case except where the failure of such representations and warranties to be accurate does not and would

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not reasonably be expected to have an Jazz Material Adverse Effect; provided, that for purposes of determining the accuracy of such representations and warranties all materiality qualifications limiting the scope of such representations and warranties shall be disregarded.

    (c)        Compliance with Agreements and Covenants.    Jazz shall have performed and complied in all material respects with each of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing Date.

    (d)        No Jazz Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Jazz Material Adverse Effect that has not been cured.

    (e)        Antitrust Clearances.  The applicable waiting period under the HSR Act shall have expired or been earlier terminated.

     (f)        Other Governmental and Regulatory Approvals.    Other than the filings pursuant to the HSR Act, all consents, approvals and actions of, filings with and notices to any Governmental Authority required of Jazz, Azur or any of the other Azur Group Entities to consummate the Transactions, the failure of which to be obtained or made would have or would reasonably be expected to have a Jazz Material Adverse Effect, shall have been obtained or made.

     (g)        No Prohibition.  No Laws or injunction shall have been adopted, promulgated or entered by any Governmental Authority which prohibits, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Authority of competent jurisdiction shall be in effect having the effect of making any of the Transactions illegal or otherwise prohibiting consummation of any of the Transactions.

     (h)        NASDAQ Listing.  The Azur Ordinary Shares to be issued in the Merger and the Azur Ordinary Shares held by the Azur shareholders as of the Closing (after taking the Reorganization into account) shall have been approved for listing on NASDAQ, subject to official notice of issuance.

     (i)        Registration Statement.    The Registration Statement shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

     (j)        Certificate.     Azur shall have received at the Closing a certificate dated the Closing Date and validly executed by the chief executive officer or the chief financial officer of Jazz to the effect that the conditions specified in paragraphs (b), (c) and (d) of this Section 8.2 have been satisfied.

     (k)       Deliveries by Jazz.  Jazz shall have delivered to Azur the following:

      (i)          counterpart to the Escrow Agreement, duly executed by Jazz; and

      (ii)        a statement conforming to the requirements of Section 1.897 - 2(h)(1)(i) of the United States Treasury Regulations (the “FIRPTA Statement”).

ARTICLE IX

SURVIVAL; INDEMNIFICATION

Section 9.1      Survival.

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    (a)        Subject to Section 9.1(b) and Section 9.1(d), the representations and warranties made by Azur in Article III shall survive the Closing and shall remain in full force and effect until the date that is 18 months after the Closing Date (the “Expiration Date”); provided, however, that if, at any time prior to the Expiration Date, any Indemnitee (acting in good faith) delivers to the Indemnitors’ Representative a Claim Notice, the claim asserted in such notice shall survive the Expiration Date until such time as such claim is fully and finally resolved.

    (b)        Certain Representations.    Notwithstanding anything to the contrary contained in Section 9.1(a), but subject to Section 9.1(d) the Special Representations shall survive the Closing Date and the Effective Time and shall remain in full force and effect indefinitely.

     (c)        Jazz Representations.    All representations and warranties made by Jazz shall terminate and expire immediately following the Closing, and any liability of Jazz with respect to such representations and warranties shall thereupon cease.

    (d)        Fraud.    Notwithstanding anything to the contrary contained in Section 9.1(a), the limitations set forth in Section 9.1(a) shall not apply in the case of claims based upon fraud, and such claim shall survive indefinitely. Notwithstanding Section 9.1(c), in no event shall the termination or expiration of the representations and warranties of Jazz limit any liability of Jazz (or the Surviving Corporate as its successor in interest) for fraud, and any such claim shall survive indefinitely.

     (e)         Acknowledgment.    It is the express intent of the parties that, if the applicable survival period for an item as contemplated by this Article IX is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby. The parties further acknowledge that the time periods set forth in this Article IX for the assertion of claims under this Agreement are the result of arms’-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

Section 9.2      Indemnification of the Indemnitees.   Subject to Sections 9.1 and 9.3, from and after the Closing, each Azur Securityholder who signed a Power of Attorney and Azur Support Agreement prior to the Closing (collectively, the “Indemnitors”) severally, not jointly, and pro rata (based on each such Indemnitor’s Pro Rata Percentage) shall indemnify and hold harmless each of Azur, the Surviving Corporation and their respective directors officers and employees (collectively, the “Indemnitees”) from and against, and shall pay and reimburse each of the Indemnitees for the amount of, any and all Losses that are incurred, paid, sustained or suffered by any of the Indemnitees or to which any of the Indemnitees may otherwise become subject (regardless of whether or not such Losses relate to any third party claim) and that arise from or as a result of, or by reason of, any of the following: (a) any breach or inaccuracy in any representation or warranty made by Azur in this Agreement, the Related Agreements entered into by Azur at or prior to the Effective Time and any other certificate or instrument contemplated hereby that is executed or delivered by Azur at or prior to the Effective Time, in each case when made and on and as of the Closing Date as if made as of the Closing Date, except for representations and warranties that speak of a specific date or time (which need only be accurate as of such date and time) and, in each case without giving effect to: (i) any materiality qualification limiting the scope of such representation or warranty for purposes of determining whether a breach occurred or an inaccuracy existed, or (ii) any update of or modification to the Azur Disclosure Schedule made or purported to have been made on or after the date of this Agreement, (b) any breach of or failure by Azur to perform any covenant, agreement or obligation of Azur in this Agreement or any of the other Related Agreements to be performed at or prior to the Effective Time, and (c) any claims or actions by Persons who are or were direct or indirect securityholders of Azur, in their capacities as securityholders, whether against Azur, other securityholders, Jazz or otherwise, arising out of facts or circumstances existing on or

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prior to the Closing (including claims or actions arising out of the authorization, execution and delivery of this Agreement by Azur, the performance by Azur of its obligations hereunder prior to the Effective Time or the consummation of the Transactions), except for claims or actions asserting: (i) any breach by Jazz or, after Closing, the Surviving Corporation, of this Agreement, any Related Agreement or any other certificate, instrument or agreement contemplated hereby or thereby, or (ii) after the Closing, any breach by Azur of any obligation to be performed by Azur after the Closing pursuant to this Agreement, any Related Agreement or any other certificate, instrument or agreement contemplated hereby or thereby.

Section 9.3      Limitations.

     (a)        Exclusive Remedy.    Subject to Section 9.3(c) below, the sole recourse and exclusive remedy of the Indemnitees for the breach by Azur of any representations, warranties, covenants and agreements contained in this Agreement or the Related Agreements shall be to the property in the Escrow Account through assertion of a claim for indemnification pursuant to Section 9.2. Notwithstanding the foregoing, nothing contained in this Agreement shall interfere with or impede a party’s right to seek equitable remedies (including specific performance or injunctive relief) to enforce any covenant in this Agreement or any Related Agreement.

     (b)        De Minimis Damages; Basket.    Subject to Section 9.3(c), the Indemnitees shall not be entitled to indemnification pursuant to Section 9.2(a) until such time as the aggregate amount of all Losses not constituting De Minimis Damages that have been suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, that are indemnifiable pursuant to Section 9.2(a) exceeds $2,500,000 (the “Basket”). If the total amount of such Losses not constituting De Minimis Damages exceeds the Basket, then the Indemnitees shall be entitled to be indemnified against and compensated and reimbursed only the portion of such Losses exceeding the Basket, it being understood that the Indemnitees shall not be entitled to be indemnified against and compensated and reimbursed for Losses pursuant to Section 9.2(a) that constitute De Minimis Damages.

    (c)        Applicability of Limitations.    The limitations set forth in Section 9.3(a) and Section 9.3(b) shall not apply to breaches of, or inaccuracies in, the Special Representations or in the case of fraud, provided, however, that the total amount of indemnification payments that each of the Indemnitors can be required to make to the Indemnitees pursuant to Section 9.2 shall be limited to (i) the market value as of the time of any indemnification payment of the Azur Ordinary Shares held by such Indemnitor as of the Closing that continue to be held by such Indemnitor as of the time of such indemnification payment and (ii) the amount of cash received by such Indemnitor from the sale, at any time prior to such indemnification payment, of any Azur Ordinary Shares held by such Indemnitor as of the Closing.

    (d)        Certain Pre-Closing Matters.    Anything to the contrary contained in Section 9.2(a) or otherwise notwithstanding, in no event shall the Indemnitors have any liability for any inaccuracy in any representation or warranty contained herein or in any Related Agreement, or any omission from the Azur Disclosure Schedule to the extent any representation or warranty contained in this Agreement is inaccurate as of the Closing solely as a result of the taking of any action by the Azur Group Entities following the date of this Agreement which (i) is specifically permitted by an exception within any of clauses (i) through (xxv) of Section 5.4(a) including matters contemplated by Section 5.4 of the Azur Disclosure Schedule, (ii) is expressly required by this Agreement or any of the Related Agreements or (iii) is consented to in writing by Jazz.

Section 9.4      Third-Party Claims.

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    (a)        Except as otherwise provided in this Agreement, the following procedures shall be applicable with respect to indemnification pursuant to this Article IX relating to or arising out of claims by third parties. Promptly after receipt by an Indemnitee of notice of the commencement of any action or the assertion of any claim, liability or obligation by a Governmental Authority or other third party (whether by legal process or otherwise), against which claim, liability or obligation any Indemnitee is entitled to indemnification pursuant to this Article IX, such Indemnitee (or Azur) will, if a claim thereon is to be, or may be, made for indemnification pursuant to this Article IX, promptly notify the Indemnitors’ Representative in writing (the “Third Party Claim Notice”) of the existence, commencement or assertion thereof, and give the Indemnitors’ Representative a copy of such claim, process and all legal pleadings (to the extent existing) and all other material information relating thereto in the Indemnitee’s possession (provided, however, that any failure on the part of the Indemnitee to so notify the Indemnitors’ Representative shall not limit any of the obligations of the Indemnitors under Article IX (except to the extent such failure materially prejudices the defense of such claim)). Notwithstanding the foregoing, the Indemnitee shall not be required to provide copies of information to the Indemnitors’ Representative to the extent that providing such information to the Indemnitors’ Representative would cause such information to not be protected by any legal privilege after taking into account any joint defense or common interest agreement the parties have entered into. The Indemnitee shall assume the defense of such action or assertion of claim with counsel of reputable standing unless the Indemnitee gives written notice to the Indemnitors’ Representative within fifteen (15) Business Days after receipt of notice of the commencement of such third party claim that the Indemnitee will not be assuming such defense, subject to the participation of the Indemnitors’ Representative in such defense, as provided in this Section 9.4, and the Indemnitee’s reasonable fees and expenses (including reasonable fees and expenses of counsel) in connection with such defense will be borne by the Indemnitors. If the Indemnitee declines to assume the defense of any such third party claim in accordance with the foregoing, then the Indemnitors’ Representative shall have the right to assume the defense thereof upon written notice to the Indemnitee using counsel of reputable standing.

    (b)        If the Indemnitee does not decline the defense of a third party claim in accordance with Section 9.4(a), then:

      (i)        The Indemnitee shall use its reasonable best efforts (and cause its legal counsel to use its reasonable best efforts) to actively and diligently conduct the defense of such third party claim;

       (ii)       The Indemnitors’ Representative shall have the right to participate in, but not control, the defense of such action with counsel of reputable standing reasonably satisfactory to Azur solely at its own expense by notifying in writing such Indemnitee and Azur within ten (10) days following receipt of the applicable Third Party Claim Notice, unless Azur has determined in good faith, after consultation with outside legal counsel, that the Indemnitors’ Representative or any of the Indemnitors may have a material conflict of interest with respect to such action, other than any such conflict arising by virtue of the fact that the Indemnitors have or may have an indemnification obligation in respect of such action or that such indemnification obligation may be in dispute, provided, however, that in any event, (x) Azur may require as a condition to such participation that the Indemnitors’ Representative sign a confidentiality agreement, a joint defense agreement or other similar documents reasonably requested by Azur and (y) the Indemnitee and the Indemnitors’ Representative shall enter into a joint defense agreement, common interest agreement or similar agreement or arrangement if required in order to permit the Indemnitee to share material information with the Indemnitors’ Representative and if entering into such agreement or arrangement would effectively preclude any detrimental effect to any legal privilege that may attach to such information, as reasonably determined by the Indemnitee upon consultation with outside legal counsel;

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       (iii)        The Indemnitee shall keep the Indemnitors’ Representative informed of all material developments relating to such third party claim and the Indemnitors’ Representative shall have the right to receive copies of all pleadings, notices and communications with respect to such third party claim;

       (iv)        The Indemnitors’ Representative shall cooperate and assist the Indemnitee in such defense, and shall make available to the Indemnitee all records, documents and information (written or otherwise) relevant to such defense in the possession or control of the Indemnitors’ Representative;

    (c)        The Indemnitee shall have the authority to settle or compromise any claim for which it has assumed or conducted the defense pursuant to this Section 9.4; provided, however, that if the Indemnitee settles, adjusts or compromises any such claim or action without the consent of the Indemnitors’ Representative (which consent shall not be unreasonably withheld or delayed), such settlement, adjustment or compromise shall not be conclusive evidence of the amount of Losses incurred by the Indemnitee in connection with such claim or action; and

    (d)        In the event and to the extent the Indemnitee is entitled to indemnification with respect to such action or claim, all reasonable expenses relating to the defense of such claim or action shall be borne and paid exclusively by the Indemnitors, and any such expenses shall constitute Losses and, subject to Sections 9.3 and 9.7, shall be advanced from the Escrow Account, and the Indemnitee and the Indemnitors’ Representative shall execute joint written notices to the Escrow Agent and the Indemnitors’ Representative shall otherwise cooperate with the Indemnitee in obtaining such advance or advances of funds.

    (e)        If the Indemnitors’ Representative assumes the defense of any third party claim contemplated by Section 9.4(a) the defense of which is not assumed by the Indemnitee in accordance with Section 9.4(a), then:

       (i)           The Indemnitors’ Representative shall use its reasonable best efforts (and cause its legal counsel to use its reasonable best efforts) to actively and diligently conduct the defense of such third party claim;

       (ii)         The Indemnitee shall have the right to participate in the defense of such action with counsel of reputable standing reasonably satisfactory to the Indemnitors’ Representative solely at the Indemnitee’s own expense by notifying the Indemnitors’ Representative in writing within ten (10) Business Days following receipt of the Indemnitors’ Representative written notice to the Indemnitee of the Indemnitors’ Representative’s election to assume such defense, provided, however, that the Indemnitors’ Representative may require as a condition to such participation that the Indemnitee sign a confidentiality agreement, a joint defense agreement or other similar documents reasonably requested by the Indemnitors’ Representative;

       (iii)        The Indemnitors’ Representative shall keep the Indemnitee informed of all material developments relating to such third party claim and the Indemnitee shall have the right to receive copies of all pleadings, notices and communications with respect to such third party claim, and all written communications pertaining to such third party claim relating to Taxes shall first be submitted to the Indemnitee for approval and shall only be finally transmitted by the Indemnitors’ Representative if such approval is given (which approval shall not be unreasonably withheld, conditioned or delayed);

       (iv)       The Indemnitee and Azur shall cooperate and assist the Indemnitors’ Representative in such defense, and shall make available to the Indemnitors’ Representative all records, documents, employees and information (written or otherwise) relevant to such defense;

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       (v)          The Indemnitors’ Representative shall not consent to the entry of any judgment or enter into any settlement or compromise of such third party claim without the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld or delayed);

       (vi)         The Indemnitors’ Representative shall make no settlement or compromise of such third party claim relating to Taxes or agree upon any matter in the conduct of such claim which is likely to affect the amount thereof or the future liability to Tax of the Indemnitee without the prior approval of the Indemnitee; and

       (vii)         All reasonable expenses relating to the defence of such claim or action shall be borne and paid exclusively by the Indemnitors’ Representative, and any such expenses, and any interest, penalties, surcharges and additional Taxes arising as a result of the defence of such claim or action, shall constitute Losses and shall be advanced from the Escrow Account subject to Sections 9.3 and 9.7, and the Indemnitee and the Indemnitors’ Representative shall execute joint written notices to the Escrow Agent and the Indemnitors’ Representative shall otherwise cooperate with the Indemnitee in obtaining such advance or advances of funds.

    (f)         If the Indemnitee shall be required by judgment or a settlement agreement to pay any amount or perform any action in respect of any obligation or liability pursuant to which the Indemnitee has a right for indemnification or reimbursement pursuant to Section 9.2, the Indemnitee and the Indemnitors’ Representative shall execute a joint written notice to the Escrow Agent instructing the Escrow Agent to release funds from the Escrow Account in the amount equal to the aggregate Losses relating to such action or claim for which the Indemnitee is entitled to indemnification pursuant to and in accordance with Sections 9.2 and 9.3 (including all reasonable fees and expenses incurred by the Indemnitee in the defense of such claim or action comprising such indemnifiable Losses to the extent not previously advanced from the Escrow Account).

Section 9.5      Procedure for Direct Claims.    In the event that any Indemnitee believes that it is entitled or may become entitled, to claim indemnification, compensation or reimbursement under this Article IX, such Indemnitee shall notify in writing the Indemnitors’ Representative and the Escrow Agent of such claim (the “Claim Notice”). The Indemnification Claim shall include a non-binding estimate of the amount of Losses suffered, incurred or paid or to be suffered, incurred or paid by such Indemnitee (the aggregate amount of such estimate, as it may be reasonably modified by such Indemnitee from time to time, being referred to as the “Claimed Amount”) and contain a description in reasonable detail of the facts and circumstances supporting such Indemnitee’s claim.

Section 9.6      Damage to Azur.    The parties acknowledge and agree that if Azur suffers, incurs or otherwise becomes subject to any Losses as a result of or in connection with any inaccuracy in or breach or any representation, warranty, covenant or obligation as to which the Indemnitees are entitled to indemnification pursuant to this Article IX, then it shall have rights as an Indemnitee as set forth in this Agreement notwithstanding that such inaccuracy or breach was made or caused by Azur. The parties further acknowledge and agree that the representations, warranties, covenants and obligations of Azur and the rights and remedies that may be exercised by the Indemnitees, shall not be limited or otherwise affected by or as a result of any information available to, or any investigation made by or knowledge of, any of the Indemnitees (including Azur) or any of their Representatives.

Section 9.7      Adjustments to Indemnifiable Losses.    Any amounts payable under Section 9.2 shall be calculated after giving effect to (i) any proceeds received from insurance policies covering the Loss that is the subject to the claim for indemnity (if any) after deducting from such proceeds any increase in the future in any insurance premium due to such claim; and (ii) any proceeds received from third parties, through indemnification, counterclaim, reimbursement arrangement, contract or otherwise in

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compensation for the subject matter of an indemnification claim by such Indemnitee, and (iii) the Tax benefit or Tax detriment, or the payment of or the receipt of an amount payable under Section 9.2, to the Indemnitee resulting from, or as a consequence of, the Loss, liability or expense that is the subject of the indemnity, including any deduction or withholding, less any costs associated with obtaining such proceeds.

Section 9.8      No Contribution.   Each Indemnitor waives, and acknowledges and agrees that he shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against Azur or Jazz in connection with any indemnification obligation or any other liability to which it may become subject under or in connection with this Agreement or any other agreement or document delivered in connection with this Agreement.

Section 9.9      Limitation on Damages.    NOTWITHSTANDING ANYTHING TO THE CONTRARY ELSEWHERE IN THIS AGREEMENT OR PROVIDED FOR UNDER ANY APPLICABLE LAW, NO PARTY NOR ANY CURRENT OR FORMER SHAREHOLDER, DIRECTOR, OFFICER, EMPLOYEE, AFFILIATE OR ADVISOR OF ANY OF THE FOREGOING, SHALL, IN ANY EVENT, BE LIABLE TO ANY OTHER PERSON, EITHER IN CONTRACT, TORT OR OTHERWISE, FOR ANY SPECIAL, CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES (UNLESS SUCH DAMAGES ARE AWARDED TO THIRD PARTIES IN A LEGAL PROCEEDING AGAINST ANY INDEMNITEE) OR ANY DAMAGES ASSOCIATED WITH ANY LOST PROFITS OR LOST OPPORTUNITIES OF SUCH OTHER PERSON (INCLUDING LOSS OF FUTURE REVENUE, INCOME OR PROFITS OR LOSS OF BUSINESS REPUTATION) RELATING TO THE BREACH OR ALLEGED BREACH OF THIS AGREEMENT OR ANY RELATED AGREEMENT, WHETHER OR NOT THE POSSIBILITY OF SUCH DAMAGES HAS BEEN DISCLOSED TO THE OTHER PARTY IN ADVANCE OR COULD HAVE BEEN REASONABLY FORESEEN BY SUCH OTHER PARTY.

ARTICLE X

TERMINATION

Section 10.1     Termination.    This Agreement may be terminated at any time prior to the Closing by:

    (a)         Jazz and Azur by mutual written consent;

    (b)          either Jazz or Azur if the Effective Time shall not have occurred by the close of business on 180th day following the date of this Agreement (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to (i) Jazz if its failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date or (ii) Azur, if its failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

    (c)          either Jazz or Azur if any Governmental Authority shall have issued an order, decree or ruling or taken any other action (which such Party shall have used its reasonable best efforts to resist, resolve or lift, as applicable, in accordance with Section 5.2) permanently restraining, enjoining or otherwise prohibiting the Merger or the Reorganization, and such order, decree, ruling or other action shall have become final and nonappealable;

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    (d)         by either Jazz or Azur if the Jazz Stockholder Approval shall not have been obtained by reason of the failure to obtain the Required Jazz Vote upon the taking of such vote(s) at a duly held meeting of the stockholders of Jazz, or at any adjournment thereof;

    (e)         by Jazz, if (i) Azur shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure would render the condition in Section 8.1(b) or Section 8.1(c) incapable of being satisfied or (ii) since the date of this Agreement, there shall have occurred an Azur Material Adverse Effect, in the case of each of clauses “(i)” and “(ii)” that is incapable of being cured or has not been cured by Azur within 20 calendar days after written notice has been given by Jazz to Azur of such breach or failure to perform or occurrence of an Azur Material Adverse Effect; or

    (f)         by Azur, if (i) Jazz shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure would render the condition in Section 8.2(b) or Section 8.2(c) incapable of being satisfied or (ii) since the date of this Agreement, there shall have occurred a Jazz Material Adverse Effect, in the case of each of clauses “(i)” and “(ii)” that is incapable of being cured or has not been cured by Jazz within 20 calendar days after written notice has been given by Azur to Jazz of such breach or failure to perform or occurrence of a Jazz Material Adverse Effect.

Section 10.2     Procedure and Effect of Termination.    In the event of termination of this Agreement by either or both of Azur and Jazz pursuant to Section 10.1, written notice thereof shall forthwith be given by the terminating Party to the other, and this Agreement shall thereupon terminate and become void and have no effect, and the transactions contemplated hereby shall be abandoned without further action by the Parties, except that Articles I, X and XI shall survive the termination of this Agreement; provided, that such termination shall not relieve any Party hereto of any liability for any breach of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1     Counterparts; Facsimile.  This Agreement may be executed and delivered by facsimile signature, or e-mail transmission of images in Adobe PDF or similar format, and in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 11.2     Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

     (a)         This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts to be performed entirely within that State.

     (b)         Except as provided in the Escrow Agreement, each of the Parties irrevocably (a) consents to submit itself to the personal jurisdiction of any state or federal court located in the state of Delaware, in the event any dispute arises out of this Agreement or any Related Agreement or any of the transactions contemplated hereby or thereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any Related Agreement or any of the transactions contemplated hereby or thereby in any court other than a state or federal court sitting in the State of Delaware. Each Party further irrevocably consents to the service of process out of any of the aforementioned courts in any Legal Proceeding by the mailing of copies thereof by mail to such Party at its address set forth in this Agreement by registered mail, such service of process to be effective upon

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acknowledgment of receipt of such registered mail; provided, that nothing in this Section 11.2(b) shall affect the right of any Party to serve legal process in any other manner permitted by Law. The Parties agree that a final judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

    (c)          EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY RELATED AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING ANY LEGAL PROCEEDING ARISING OUT OF THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH PARTY CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.2.

Section 11.3    Entire Agreement; Third Party Beneficiaries.      This Agreement and the Related Agreements, the Schedules and Exhibits hereto and thereto, and the Confidentiality Agreement contain the entire agreement between the Parties with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the Parties other than those set forth or referred to herein. Except as set forth in Section 5.13, nothing contained herein shall be construed to give any person, other than the parties, their successors and permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

Section 11.4     Expenses.    Except as set forth in this Agreement, and the Related Agreements, whether the Reorganization or Merger is or is not consummated, all legal, investment banking and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses. Notwithstanding the foregoing, (i) all filing fees paid to the SEC in respect of the Jazz Proxy Statement, the Registration Statement and the Resale Registration Statement, (ii) printing and mailing costs related to the preparation, printing and dissemination to the holders of Jazz Common Stock of the Jazz Proxy Statement, the prospectuses contained in the Registration Statement and the Resale Registration Statement, and (iii) all filing fees paid by any party in connection with the antitrust filings made pursuant to Section 5.2(c) shall be borne by Jazz. Jazz shall reimburse Azur for any costs and expenses contemplated in the immediately preceding sentence that are incurred by Azur Group Entities from time to time upon Azur’s request. In addition, in the event that this Agreement is terminated pursuant to any provision of Section 10.1, other than Section 10.1(f), then Jazz shall reimburse Azur for all reasonable and documented out-of-pocket costs and expenses (including reasonable legal fees and expenses and amounts paid to indemnify directors, officers or employees of Azur Group Entities or Merger Sub) paid or incurred by Azur Group Entities or Merger Sub or any of their Representatives in connection with or resulting from (x) the preparation of the filings and other materials contemplated by Section 5.8 and (y) any claims or actions by securityholders of Jazz, in their capacities as securityholders of Jazz, against any Azur Group Entity, Merger Sub or either of their respective Representatives in connection with the Transactions, except to the extent that any such claim or action is based upon any breach by Azur or Merger Sub of this Agreement, any Related Agreement or any other certificate, instrument or agreement contemplated hereby or thereby. Such amounts shall be paid to Azur from time to time following the date of such termination within ten (10) Business Days following Azur’s written request therefor.

Section 11.5     Notices.      All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented internationally-recognized overnight delivery service or, to the extent receipt is confirmed, telecopy, facsimile or other electronic transmission service to the appropriate address or number as set forth below.

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Notices to Azur (prior to the Closing) shall be addressed to:

Azur Pharma Limited

45 Fitzwilliam Square

Dublin 2 Ireland

Tel. No.:   +353 1 634 4183

Fax No.:   +353 1 634 4170

Attn: David Brabazon

with a copy (which shall not constitute notice) to:

Mayer Brown LLP

1675 Broadway

New York, New York 10019

Attn.: Reb D. Wheeler

Fax No.:   (212) 849-5914

or at such other address and to the attention of such other person as Azur may designate by written notice to Jazz.

Notices to Jazz or Azur (after the Closing) shall be addressed to:

Jazz Pharmaceuticals, Inc.

3180 Porter Drive

Palo Alto, CA 94304

Attn.: Carol Gamble, Senior VP, General Counsel and Corporate Secretary

Fax No.:   (650) 496-3781

with a copy (which shall not constitute notice) to:

Cooley LLP

3175 Hanover St.

Palo Alto, California 94304

Attn.: Suzanne Sawochka Hooper and Jennifer Fonner DiNucci

Fax No.:   (650)849-7400

or at such other address and to the attention of such other person as Jazz may designate by written notice to Azur.

Notices to Indemnitors’ Representative shall be addressed to:

Seamus Mulligan

Woodlands, Barrymore

Athlone Co., Roscommon

Ireland

Fax No.   +353 1 260 7121

with a copy (which shall not constitute notice) to:

McCann Fitzgerald Solicitors

68.

Riverside 1

Sir John Rogerson’s Quay

Dublin 2 Ireland

Attn: Ben Gaflikan

Fax No.:   +353 1 829 0010

Section 11.6      Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns; provided, that no Party may assign its rights or delegate any or all of its obligations under this Agreement, by operation of law or otherwise, without the express prior written consent of each other Party. Any assignment in violation of the proviso in the preceding sentence shall be null and void.

Section 11.7      Headings; Definitions.     The section and article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

Section 11.8      Amendments and Waivers.    This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought. Any Party may, only by an instrument in writing, waive compliance by another Party with any term or provision of this Agreement on the part of such other Party to be performed or complied with. The waiver by any Party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

Section 11.9      Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without preventing the Parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 11.10    Enforcement.

    (a)          The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement could not be adequately compensated in all cases by monetary damages alone. Except as otherwise set forth in this Section 11.10, the parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Section 10.1, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

    (b)           Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 11.10. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of

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this Agreement shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 11.10.

(c)          To the extent any party hereto brings any action to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to specifically enforce any provision that expressly survives termination of this Agreement pursuant to Section 10.2 hereof) when expressly available to such party pursuant to the terms of this Agreement, the Termination Date shall automatically be extended by (i) the amount of time during which such action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such action.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first written above.

AZUR PHARMA LIMITED

By:	/s/ Seamus Mulligan
Name:	Seamus Mulligan
Title:	Chairman and Chief Executive Officer

JAGUAR MERGER SUB INC.

By:	/s/ Eunan Maguire
Name:	Eunan Maguire
Title:	President

JAZZ PHARMACEUTICALS, INC.

By:	/s/ Bruce Cozadd
Name:	Bruce Cozadd
Title:	Chairman and Chief Executive Officer

SEAMUS MULLIGAN, AS THE INDEMNITORS’ REPRESENTATIVE

/s/ Seamus Mulligan

SCHEDULE 1

The Reorganization Steps

Capitalized terms used herein and not otherwise defined shall have the meaning assigned to such terms in the Agreement and Plan of Merger and Reorganization to which this Schedule is attached (the Agreement).

The following are the steps to be undertaken by the relevant Parties to effect the Reorganization:

1.	Step 1: Pre-Conversion Reorganization

Timing:   The following actions in this Step 1 shall be completed within 30 days following the signing of the Agreement.

1.1.	Step 1A: Azur shall procure that a resolution of the shareholders of Azur is proposed and passed approving a financial assistance whitewash pursuant to Section 60 of the Irish Companies Act 1963 (the 1963 Act) and shall procure that all necessary filings are prepared and made as required under the Companies Acts.

1.2.	Documents Required for Step 1A:

1.2.1.	Shareholder Resolution of Azur

1.2.2.	Board Resolution of Azur noting the resolution and approving the filing of the Companies Registration Office (CRO) Form(s)

1.2.3.	CRO Form(s)

1.2.4.	Statutory declaration of Azur directors in accordance with the provisions of section 60 of the 1963 Act.

1.3.	Step 1B: Azur shall procure that resolutions of the shareholders of Azur are proposed and passed:

1.3.1.	approving a reduction in Azur’s authorized but unissued share capital denominated in euro in accordance with section 68 of the 1963 Act (including the deferred shares currently in existence);

1.3.2.	approving the increase in Azur’s authorized share capital by the creation of ordinary shares denominated in US Dollars (with a par value of US$0.0001) and deferred shares denominated in US Dollars (with a par value of US$0.0001);

1.3.3.	re-designating 4,000,000 issued ordinary shares in Azur into 4,000,000 deferred shares of €0.01 each, which deferred shares will carry no voting rights and no economic value (other than nominal payment on return of capital) and which are to remain in issue in order to comply with Azur’s minimum capitalization requirements pursuant to the Irish Companies (Amendment) Act 1983;

1.3.4.	amending the memorandum and Articles of Association of Azur to reflect the above resolutions and to include a provision authorizing the board of Azur to effect the acquisition of euro-denominated shares for nil consideration using the statutory power in section 41(2) of the Companies (Amendment) Act 1983;

1.3.5.	authorizing Azur to make a bonus issue of shares to its shareholders using the amounts standing to the credit of the share premium account,

and shall procure that all necessary filings in respect of the foregoing are prepared and made as required under the Companies Acts.

1.4.	Azur shall make a bonus issue of US Dollar-denominated shares to its shareholders, pro rata to their existing holdings, which issue shall be credited against Azur’s share premium account.

1.5.	With the exception of the 4,000,000 deferred shares (representing aggregate share capital of €40,000) (the Retained Euro Deferred Shares), Azur shall acquire all of its euro-denominated shares from the shareholders for nil consideration using the statutory power in section 41(2) of the Companies (Amendment) Act 1983.

1.6.	The Retained Euro Deferred Shares shall be transferred by the Azur shareholders to a nominee agreed upon by Jazz and Azur for nominal consideration, such transfer occurring prior to the application by Azur to re-register as a public limited company.

1.7.	Immediately following Azur’s re-registration as a public limited company, the Euro-denominated shares acquired by Azur in paragraph 1.5 shall be cancelled pursuant to section 43 of the Companies (Amendment) Act 1983.

1.8.	Documents Required for Step 1B:

1.8.1.	Shareholder Resolutions of Azur dealing with the matters specified in paragraphs 1.3.1 to 1.3.5 above;

1.8.2.	Board Resolution of Azur: (i) noting the shareholder resolutions and approving the filing of the CRO Form(s); (ii) approving the bonus issue of the new US Dollar shares to the Azur shareholders at par (iii) approving the acquisition of Azur’s issued share capital denominated in euro (other than the Retained Euro Deferred Shares) for nil consideration and (iv) approving the transfer of Retained Euro Deferred Shares to a third party and the updating of the shareholder register;

1.8.3.	CRO Form(s);

1.8.4.	Stock transfer forms transferring Retained Euro Deferred Shares from the Azur shareholders to the agreed nominee;

1.8.5.	Amended memorandum and articles of association reflecting the new share capital.

1.9.	Step 1C: Azur shall procure that a resolution of the shareholders of Azur is proposed and passed, approving the re-registration of Azur as a public limited company and any consequential changes required to be made to the Memorandum and Articles of Association of Azur and shall procure that all necessary filings in relation thereto are prepared and made as required under the Irish Companies Acts.

1.10.	Documents Required for Step 1C:

1.10.1.	Shareholder Resolution of Azur approving the re-registration as a public limited company and making any required changes to the

Memorandum and Articles of Association of Azur;

1.10.2.	Board Resolution of Azur noting the shareholder resolution and approving the filing of the CRO Form(s);

1.10.3.	CRO Form(s);

1.10.4.	A copy of the most recent balance sheet of Azur (which may not be more than seven months old at the date of application for re-registration) together with an unqualified audit report in relation to that balance sheet;

1.10.5.	A copy of a written statement by the auditors of the company that in their opinion the balance sheet shows at the balance sheet date, the amount of the company’s net assets was not less than the aggregate of its called up share capital and undistributable reserves; and

1.10.6.	A statutory declaration of a director or the secretary in compliance with the provisions of section 8(3)(e) of the Irish Companies (Amendment) Act 1983.

2.	Step 2: Azur Name Change

Timing: The following actions in this Step 2 shall be completed within 10 Business Days following the mailing of the Jazz Proxy Statement to Jazz stockholders.

2.1.	Azur shall procure that a resolution of the shareholders of Azur is proposed prior to Closing and passed for the purpose of approving:

2.1.1.	the change of its name to Jazz Pharmaceuticals plc or, if such name is not approved by the Registrar of Companies, another name selected by Jazz; and

2.1.2.	any consequential changes to the Memorandum and Articles of Association of Azur,

and Azur shall procure that all necessary filings to give effect to the matters approved in such resolutions are prepared and made as required under the Companies Acts.

2.2.	Documents Required for Step 2:

2.2.1.	Shareholder Resolution of Azur approving the change of name and any consequential changes to the Memorandum and Articles of Association of Azur;

2.2.2.	Board Resolution of Azur noting the shareholder resolution and approving the filing of the CRO Form G1Q;

2.2.3.	CRO Form G1Q (to be filed in advance of Closing so that name change becomes effective on Closing); and

2.2.4.	Amended Memorandum and Articles of Association

3.	Step 3: Azur Share Option Scheme

Timing: The following steps shall occur within 10 Business Days following the mailing of the Jazz Proxy Statement to Jazz stockholders.

3.1.	Azur shall procure that the following resolutions of the board of directors of Azur are proposed and passed:

3.1.1.	Share Option Plan: approving amendment of the Share Option Plan to (a) provide full vesting and exercisability of all Azur Options effective as of immediately prior to the Closing, (b) permit, with the consent of the holder, Net Exercise (as defined below) as the method of consideration for exercising Azur Options, (c) provide that Azur, in its sole discretion, subject to the consent of the holder and with Jazz’s approval, may satisfy the tax withholding obligations, if any, arising from the exercise of an Azur Option by withholding from any compensation otherwise payable to the holder of such Azur Option, by causing the holder of such Azur Option to tender a cash or check payment or by withholding Azur Ordinary Shares from the Azur Ordinary Shares issued or otherwise issuable to the holder of such Azur Option in connection with the Azur Option with a value on the Closing Date equal to the amount of the withholding tax obligation (the Tax Withholding Provision), (d) eliminate the discretion of the board of directors of Azur to grant options to any person other than a Qualifying Person (as defined in the Share Option Plan), (e) provide that the Azur Options shall be adjusted to give effect to all capitalization adjustments described in this Schedule 1 without the surrender and re-grant of such Azur Options and without obtaining written approval from the Accountants (as defined in the Share Option Plan) and (f) terminate effective not later than immediately prior to the Effective Time.

3.1.2.	Azur Options: approving amendment of each outstanding Azur Option, subject to the consent of the holders thereof, to (a) provide full vesting and exercisability of each Azur Option effective as of immediately prior to the Closing (i) the Closing and (ii) the exercise (effective as of immediately prior to the Closing) of each Azur Option not later than five (5) Business Days before the Closing Date, (b) provide that Net Exercise (as defined below) shall be the method of consideration for exercising Azur Options that vest and become exercisable immediately prior to the Closing, (c) include the Tax Withholding Provision, and (d) terminate without payment therefor if not exercised (conditionally upon Closing) prior to five (5) Business Days before the Closing Date.

Net Exercise shall mean, with respect to a particular Azur Option (i) payment by the holder of such Azur Option of an amount in cash or by check equal to the aggregate par value of the Azur Ordinary Shares subject to such Azur Option (the Par Amount) and (ii) reduction of the total number of Azur Ordinary Shares issuable upon exercise of such Azur Option by the largest whole number of such shares having an aggregate value on the Closing Date equal to the difference between (x) the aggregate exercise price of such Azur Option and (y) the Par Amount and (iii) payment by the holder of such Azur Option in cash or by check of the remaining exercise price of such Azur Option resulting from the fact that fractional shares will not be withheld.

3.2.

Azur shall procure that a resolution of the shareholders of Azur is proposed and passed approving the amendment of the Share Option Plan to (a) eliminate the discretion of the board of directors of Azur to grant options to any person other than a Qualifying Person (as defined in the Share Option Plan) and (b) approve the adjustment of all Azur Options to give effect to all capitalization adjustments described in this Schedule 1 without the surrender and re-grant of such Azur Options and without obtaining written approval from the Accountants (as defined in the Share Option Plan).

3.3.	Documents Required for Step 3:

3.3.1.	Board resolution of Azur dealing with the matter specified in paragraph 3.1 above;

3.3.2.	Consent to amendment and notice of exercise from all holders of Azur Options as specified in paragraph 3.1 above; and

3.3.3.	Shareholder resolution of Azur dealing with the matter specified in paragraph 3.2 above.

4.	Step 4: Finalization of Reorganization

Timing: The following actions in this Step 4 shall be completed within 10 Business Days following the mailing of the Jazz Proxy Statement to Jazz stockholders (unless otherwise specifically described herein):

4.1.	Azur shall procure that the following resolutions of the shareholders of Azur are proposed (to be effective as of immediately prior to the Closing):

4.1.1.	Share Premium: approving a reduction of the share premium account of Azur in order to allow an application to be made under Section 72 of the Irish Companies Act 1963 to the Irish High Court to allow for the creation of distributable reserves;

4.1.2.	Options: authorizing the transfer and assumption of the rights and obligations of Jazz under existing Jazz Equity Plans and other similar employee awards by Azur (subject to any amendments to such rights and obligations that may be required by Irish law);

4.1.3.	Pre-Emption: authorizing the directors of Azur to make the allotments of Azur shares contemplated by this Agreement on a non pre-emptive basis;

4.1.4.	Buy-Backs: authorizing the directors of Azur to conduct buy-backs of shares and to re-issue treasury shares;

4.1.5.	Consolidation of Share Capital: approving the necessary amendments to the share capital of Azur to result in Azur’s shareholders holding the correct number of shares in Azur in accordance with the formula set forth on Exhibit A to this Schedule. This shall be achieved by the re-designation of the desired number of issued US Dollar Shares as deferred shares which will subsequently be acquired by Azur for nil consideration in accordance with section 41 of the Irish Companies (Amendment) Act 1983. Following such acquisition, any such deferred shares shall be cancelled by Azur.

4.1.6.	Memorandum & Articles of Association: adopting new Memorandum & Articles of Association of Azur, substantially in the form set forth as Exhibit D to the Merger Agreement;

4.2.	Documents Required for Step 4:

4.2.1.

Shareholder Resolutions of Azur it being hereby agreed that the resolutions with respect to 4.1.5 shall approve the amendment to the share capital based on the formula set forth in Exhibit A and delegate the authority to the Azur Board of Directors to set the actual final numbers based on such formula;

4.2.2.	Board Resolution of Azur noting the shareholder resolutions and approving the filing of the CRO Forms;

4.2.3.	CRO Forms;

4.2.4.	The consent of Davycrest Nominees Limited and Davy Corporate Finance Limited (as required by Shareholders’ Agreement dated 31 October 2007 between Azur, Davy Corporate Finance Limited and a number of Azur shareholders) (the Shareholders’ Agreement); and

4.2.5.	Memorandum and Articles of Association substantially in the form as set forth as Exhibit D to the Merger Agreement.

5.	Step 5 – Closing Board Meeting of Azur

Timing: Within one week of anticipated Closing

5.1.	Azur and the Azur shareholders shall procure (in so far as it is within their powers of procurement) that a meeting of the directors of Azur and of each Azur Subsidiary is held, or that, if permissible, written resolutions of the board of directors are adopted, prior to Closing approving (effective as of Closing) all such matters that (i) have not theretofore been approved, (ii) require approval of such boards of directors (iii) are required to be approved in order to satisfy the closing conditions set forth in Section 8.1 of the Merger Agreement (iv) are otherwise required for the listing of the Azur Ordinary Shares on NASDAQ and (v) authorizing one or more of the officers of Azur to determine, in co-ordination with Jazz, the final number of Azur Ordinary Shares to be held by the Azur Shareholders following the consolidation described in 4.1.5.

5.2.	Documents Required for Step 5:

5.2.1.	Board Resolutions of Azur and each Subsidiary; and

5.2.2.	CRO Form(s)/non-Irish equivalents required in respect of the matters approved pursuant to such Board resolutions

6.	Step 6 – Termination of the Shareholders’ Agreement and Call Option Agreements

Timing: Within one week of anticipated Closing:

6.1.	Azur, and the Azur shareholders that are party to the Shareholders’ Agreement and the Call Option Agreements, shall have executed such documents as are necessary, and as have been agreed between Azur and Jazz, for the termination of the Shareholders’ Agreement and the Call Option Agreements; such termination stated to take effect immediately prior to Closing.

6.2.	For the purposes of paragraph 6.1, Call Option Agreements means:

6.2.1.	Those certain Call Option Agreements dated May and June 2005, as amended, between Azur and each of Seamus Mulligan, David Brabazon and Eunan Maguire

6.3.	Documents Required for Step 6:

6.3.1.	Termination Letters signed by each of the parties to the Shareholders’ Agreement and each of the parties to the Call Option Agreements.

EXHIBIT A

TO SCHEDULE 1

As of immediately prior to Closing (after giving effect to the exercise of Azur Options) (the “Conversion Time”), Azur shall procure that the number of Azur Ordinary Shares that will continue to be held by each holder of Azur Ordinary Shares shall be equal to the number of Azur Ordinary Shares held by such holder as of the Conversion Time multiplied by the Azur Conversion Ratio, rounded up to the nearest whole number, and the balance of all other Azur Ordinary Shares held by such holder shall be converted into the euro deferred shares forming part of the share capital of Azur as more particularly described in the Articles of Association of Azur and cancelled for nil consideration.

After the close of trading on NASDAQ on the day prior to the Closing Date and prior to the Conversion Time Azur shall deliver to Jazz a certificate, executed by a duly authorized officer of Azur, setting forth the number of : (a) outstanding Azur Ordinary Shares; (b) shares issuable pursuant to Azur Options exercised effective as of immediately prior to the Conversion Time; and (c) shares issuable pursuant to Exercised Azur 2011 Options, in each case that will be outstanding as of the Closing. After the close of trading on NASDAQ on the day prior to the Closing Date and prior to the Conversion Time Jazz shall deliver to Azur a Consideration Spreadsheet that includes the input information required to calculate the Jazz Fully Diluted Shares (and the other defined terms that flow through such definition), together with a certificate, executed by a duly authorized officer of Jazz that the input information included in such Consideration Spreadsheet relating to Jazz is accurate as of the Closing.

Definitions:

Capitalized terms used but not defined in this Exhibit shall have the meanings given to them in the Merger Agreement to which Schedule I (including this Exhibit A thereto) is a Schedule. The “Consideration Spreadsheet” means the Excel spreadsheet sent by email from Jennifer DiNucci to Reb Wheeler on September 18, 2011 at 11:35 am Pacific Time which implements this Exhibit A and which will be used to calculate the Azur Conversion Ratio at the Conversion Time, using the information provided by Azur and Jazz pursuant to the preceding paragraph. Following the defined terms are references to the cell(s) of the Consideration Spreadsheet reflecting such defined term as a mathematical formula or, if not a formula, as an input. References are to the page, column and row of the Consideration Spreadsheet such that “Consideration Spreadsheet Summary D54” refers to the “Summary” page, column D, row 54 of the Consideration Spreadsheet.

“Azur Conversion Ratio” shall mean the Azur Eligible Shares divided by the Azur Fully Diluted Eligible Shares. See Consideration Spreadsheet Summary D54.

“Azur Eligible Shares” shall mean the Aggregate Post-Closing Azur Shares minus the Jazz Fully Diluted Shares. See Consideration Spreadsheet Summary B54.

“Aggregate Post-Closing Azur Shares” shall mean the Jazz Fully Diluted Shares divided by 79.9%, rounded up to the nearest whole number. See Consideration Spreadsheet Summary B55.

“Jazz Fully Diluted Shares” shall mean the sum of the number of: (a) shares of Jazz Common Stock plus (b) Jazz Phantom Shares plus (c) shares of Jazz Common Stock issuable pursuant to Jazz Stock Awards plus (d) Jazz Aggregate Net Options plus (e) Jazz Aggregate Net Warrants plus (f) Jazz Aggregate Net ESPP Shares, in each case that will be outstanding as of the Closing. See Consideration Spreadsheet Summary B53 and B25

“Jazz Aggregate Net Options” shall mean the aggregate Jazz Net Options. See Consideration Spreadsheet Summary B13; Options C66. For purposes of computing the Jazz Aggregate Net Options, the Jazz Net Options with respect to all outstanding Jazz Options having the same per share exercise price shall first be aggregated and rounded up to the nearest whole number. All such rounded amounts shall then be aggregated to determine the total Jazz Aggregate Net Options.

“Jazz Net Options” shall mean, as to each outstanding Jazz Option, a number equal to (a) (i) the amount, not to be less than zero, by which the Jazz Closing Price exceeds the per share exercise price of such Jazz Option multiplied by (ii) the number of shares of Jazz Common Stock subject to such Jazz Option divided by (b) the Jazz Closing Price. See Consideration Spreadsheet Options C3-65.

“Jazz Closing Price” shall mean the closing price of a share of Jazz Common Stock on NASDAQ on the last trading day prior to the Closing Date. See Consideration Spreadsheet Summary B3.

“Jazz Aggregate Net Warrants” shall mean the aggregate Jazz Net Warrants. See Consideration Spreadsheet Summary B18; Warrants C6. For purposes of computing the Jazz Aggregate Net Warrants, the Jazz Net Warrants with respect to all outstanding Jazz Warrants having the same per share exercise price shall first be aggregated and rounded up to the nearest whole number. All such rounded amounts shall then be aggregated to determine the total Jazz Aggregate Net Warrants.

“Jazz Net Warrants” shall mean as to each outstanding Jazz Warrant, a number equal to (a) (i) the amount, not to be less than zero, by which the Jazz Closing Price exceeds the per share exercise price of such Jazz Warrant multiplied by (ii) the number of shares of Jazz Common Stock subject to such Jazz Warrant divided by (b) the Jazz Closing Price. See Consideration Spreadsheet Warrants C3-6.

“Jazz Aggregate Net ESPP Shares” shall mean the aggregate Jazz Net ESPP Shares. See Consideration Spreadsheet Summary B23; ESPP E11.

“Jazz Net ESPP Shares” shall mean with respect to each ongoing Offering (as defined in the Jazz ESPP) under the Jazz ESPP, a number equal to (a) (i) the amount by which the Jazz Closing Price exceeds the ESPP Purchase Price for such Offering multiplied by (ii) the number of Gross

ESPP Shares purchasable in such Offering divided by (b) the Jazz Closing Price, rounded up to the nearest whole number. See Consideration Spreadsheet Summary B23; ESPP E6-9.

“ESPP Purchase Price” shall mean, for each ongoing Offering under the Jazz ESPP, the purchase price as determined pursuant to the Jazz ESPP assuming for such purpose that the Closing Date is the Purchase Date with respect to such Offering (as defined in the Jazz ESPP). See Consideration Spreadsheet ESPP B6-9.

“Gross ESPP Shares” shall mean as to each Offering under the Jazz ESPP, the ESPP Contribution Amount divided by the ESPP Purchase Price, rounded up to the nearest whole number. See Consideration Spreadsheet ESPP D6-9.

“ESPP Contribution Amount” shall mean, as to each ongoing Offering under the Jazz ESPP, the aggregate Contributions (as defined in the Jazz ESPP) accumulated from all Participants (as defined in the Jazz ESPP) in each such Offering as of the Closing Date. See Consideration Spreadsheet ESPP C6-9

“Azur Fully Diluted Eligible Shares” shall mean the sum of the number of (a) outstanding Azur Ordinary Shares plus (b) shares issued pursuant to Azur Options exercised effective as of a time prior to the Closing (not already included in “(a)”) minus (c) shares issued pursuant to Exercised Azur 2011 Options (and included in “(a)” or “(b)”), in each case that will be outstanding as of the Closing. See Consideration Spreadsheet Summary B34.

“Exercised Azur 2011 Options” shall mean Azur Ordinary Shares issued pursuant to Azur Options granted on or after January 1, 2011 that have been exercised prior to the Closing (including any such options exercised effective as of any time prior to the Closing). See Consideration Spreadsheet Summary B32.